



80/20 DRIVING OUR PERFORMANCE

ILLINOIS TOOL WORKS INC. 2012 ANNUAL REPORT

ITW AT A GLANCE

ITW is a Fortune 200 global industrial manufacturer of value-added consumables and specialty equipment with related service businesses. The company focuses on generating profitable growth with strong returns and free operating cash flow across its worldwide businesses. ITW businesses serve local customers and markets around the globe, with a significant presence in developed as well as emerging markets. The company has operations in 58 countries that employ approximately 60,000 women and men who adhere to the highest ethical standards. These talented individuals, many of whom have specialized engineering or scientific expertise, contribute to our global leadership in innovation. We are proud of our broad portfolio of nearly 12,000 active patents.

FINANCIAL HIGHLIGHTS

DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS	2012	2011	2010
YEAR ENDED DECEMBER 31			
OPERATING RESULTS			
Operating revenues	$ 17,924	$ 17,787	$ 15,416
Operating income	2,847	2,731	2,254
Operating income margin	15.9%	15.4%	14.6%
Income from continuing operations	$ 2,495	$ 2,017	$ 1,452
PER SHARE OF COMMON STOCK			
Income from continuing operations:			
Basic	$ 5.31	$ 4.10	$ 2.90
Diluted	5.27	4.08	2.89
Cash dividends paid	$ 1.84	$ 1.38	$ 1.27
RETURNS			
Return on average invested capital	15.0%	16.8%	14.6%
Return on average stockholders' equity	24.2	20.6	15.9
LIQUIDITY AND CAPITAL RESOURCES			
Free operating cash flow	$ 1,690	$ 1,603	$ 1,200
Total debt to capitalization	32.3%	28.5%	23.1%
Total debt to adjusted EBITDA	1.5x	1.2x	1.0x

Note: 2012 income from continuing operations includes a gain related to the sale of a 51% majority interest in the Decorative Surfaces segment. Refer to the Divestiture of Majority Interest in Decorative Surfaces Segment note to the financial statements in the company's 2012 Annual Report on Form 10-K. Cash dividends paid in 2012 include a dividend payment accelerated from January 8, 2013 to December 31, 2012.

Certain reclassifications of prior years' data have been made to conform with current year reporting, including discontinued operations. 2010 has been restated to reflect the elimination of the one-month international reporting lag. The company references certain non-GAAP measures in the 2012 Annual Report including return on average invested capital, free operating cash flow, total debt to adjusted EBITDA, adjusted earnings per share and percent of 2012 total company revenues excluding Decorative Surfaces. Refer to the company's Form 8-K dated January 29, 2013 which includes the company's fourth quarter 2012 earnings release and conference call presentation, and the 2012 and 2011 Annual Reports on Form 10-K for calculations of these non-GAAP measures. Return on average stockholders' equity is calculated as income from continuing operations divided by average stockholders' equity.

ITW 2013 SEGMENT STRUCTURE

Effective January 1, 2013, the company changed its reportable segments. The segments presented below and the percent of 2012 total company revenues are based on the 2013 segment structure. Percentages are calculated using 2012 total company revenues excluding Decorative Surfaces. The 2012 Annual Report on Form 10-K has not been restated for the 2013 changes in segment reporting. See the Segment Information note to the financial statements in the 2012 Annual Report on Form 10-K for further information regarding the 2013 segment changes.



INDUSTRIAL PACKAGING

Steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit

PERCENT OF TOTAL COMPANY REVENUES

14%

REVENUES BY PRODUCT CATEGORY



- Consumables: 80%
- Equipment & Tools: 12%
- Service & Parts: 7%
- Other: 1%

MAJOR END MARKETS

General Industrial: 23%
Primary Metals: 22%
Beverage & Food: 10%
Paper Products: 8%

SELECTED BUSINESSES AND BRANDS

Acme, Angleboard, Fleetwood, Orgapack, Signode, Strapex



TEST & MEASUREMENT AND ELECTRONICS

Equipment and related software for testing and measuring of materials and structures, metal solder materials for PC board fabrication, and equipment and services for microelectronics assembly

PERCENT OF TOTAL COMPANY REVENUES

13%

REVENUES BY PRODUCT CATEGORY



- Equipment & Tools: 54%
- Consumables: 34%
- Service & Parts: 12%

MAJOR END MARKETS

Electronics: 25%
General Industrial: 22%
Consumer Durables: 6%
Industrial Capital Goods: 6%

SELECTED BUSINESSES AND BRANDS

Avery Weigh-Tronix, Buehler, Brooks Instrument, Despatch, Instron, Kester, Speedline, Stokvis Tapes, Vitronics Soltec



AUTOMOTIVE OEM

Components and fasteners for automotive-related applications

PERCENT OF TOTAL COMPANY REVENUES

13%

REVENUES BY PRODUCT CATEGORY



- Consumables: 100%

MAJOR END MARKETS

Big 3 Auto & Truck: 37%
Europe-based Auto & Truck: 32%
Asia-based Auto & Truck: 14%
Auto Aftermarket: 5%

SELECTED BUSINESSES AND BRANDS

DaeLim, Deltar, Drawform, Filtertek, Shakeproof



POLYMERS & FLUIDS

Adhesives, sealants, lubrication and cutting fluids, janitorial and hygiene products, and fluids and polymers for auto aftermarket maintenance and appearance

PERCENT OF TOTAL COMPANY REVENUES

13%

REVENUES BY PRODUCT CATEGORY



- Consumables: 98%
- Equipment & Tools: 1%
- Service & Parts: 1%

MAJOR END MARKETS

Automotive Aftermarket: 39%
General Industrial: 14%
MRO: 11%
Commercial Construction: 6%

SELECTED BUSINESSES AND BRANDS

Densit, Devcon, Dymon, Futura, Krafft, LPS, Novadan, Plexus, Prolim, Rocol, Schnee-Morehead, Permatex, Rain-X, Slime, TACC, Wynn's



FOOD EQUIPMENT

Commercial food equipment and related service

PERCENT OF TOTAL COMPANY REVENUES

11%

REVENUES BY PRODUCT CATEGORY



- Equipment & Tools: 65%
- Service & Parts: 35%

MAJOR END MARKETS

Food Institutional/Restaurants: 43%
Food Service: 38%
Food Retail: 16%

SELECTED BUSINESSES AND BRANDS

Avery Berkel
Bonnet
Foster
Gaylord
Hobart
Kairak
MBM
Thirode
Traulsen
Vulcan
Wolf



CONSTRUCTION PRODUCTS

Construction fastening systems and truss products for the commercial, residential and remodeling/renovation sectors

PERCENT OF TOTAL COMPANY REVENUES

11%

REVENUES BY PRODUCT CATEGORY



- Consumables: 84%
- Equipment & Tools: 13%
- Service & Parts: 2%
- Other: 1%

MAJOR END MARKETS

Residential Construction: 44%
Renovation Construction: 26%
Commercial Construction: 25%

SELECTED BUSINESSES AND BRANDS

ITW Brands
Buildex
Paslode
Proline
Pryda
Ramset
Red Head
Reid
SPIT
Truswal



WELDING

Arc welding equipment, consumables and accessories for a wide array of industrial and commercial applications

PERCENT OF TOTAL COMPANY REVENUES

11%

REVENUES BY PRODUCT CATEGORY



- Equipment & Tools: 54%
- Consumables: 39%
- Service & Parts: 4%
- Other: 3 %

MAJOR END MARKETS

General Industrial: 22%
Energy: 16%
Fabrication: 11%
MRO: 10%

SELECTED BUSINESSES AND BRANDS

AXA Power
Bernard
Elga
Hobart
Miller
Tien Tai
Tregaskiss
Trimark
Weldcraft



SPECIALTY PRODUCTS

Diversified segment includes plastic reclosable packaging, product coding and marking equipment and consumables, beverage packaging equipment and consumables, and truck component remanufacture and service

PERCENT OF TOTAL COMPANY REVENUES

14%

REVENUES BY PRODUCT CATEGORY



- Consumables: 58%
- Equipment & Tools: 21%
- Service & Parts: 21%

MAJOR END MARKETS

Food & Beverage: 24%
Consumer Durables: 13%
General Industrial: 12%
Printing & Publishing: 8%

SELECTED BUSINESSES AND BRANDS

Chemtronics
Diagraph
Fastex
Hartness
Hi-Cone
Magnaflux
Texwipe
Vertique
Zip-Pak

REVENUE COMPOSITION

COMPARATIVE REVENUES BY GEOGRAPHY


2002
66% North America
26% Europe, Middle East and Africa
8% Asia Pacific and Other


2012
50% North America
30% Europe, Middle East and Africa
20% Asia Pacific and Other

REVENUES BY PRODUCT CATEGORY


2012
65% Consumables
25% Equipment & Tools
10% Service & Parts

25-YEAR REVENUE/OPERATING INCOME


Revenue (in millions)
Operating Income (in millions)
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Note: The prior years' graphs presented above have not been restated for discontinued operations or the elimination of the one-month international reporting lag.

In 2012, in the midst of a challenging global economic environment, ITW generated organic revenue growth of two percent. Modestly positive industrial production trends in the U.S. helped offset tough economic conditions in Europe and uneven market conditions in Asia. In particular, our welding, test & measurement and automotive businesses delivered strong organic growth despite the difficult macroeconomic environment.

We also made solid progress in profitability improvement in 2012. We increased our adjusted earnings per share 10 percent and improved operating margins by 50 basis points. In addition, we invested nearly $100 million in restructuring projects, many of which were associated with the execution of enterprise strategy initiatives that will further enhance our future profitability and returns on capital. We also increased our dividend payment for the fiftieth consecutive year,* and in December, accelerated our January 2013 dividend payment to enable our shareholders to benefit from the dividend tax rate that expired at the end of 2012.

ITW'S DIFFERENTIATED BUSINESS MODEL: OUR UNIQUE CORE CAPABILITIES

At ITW, our commitment to operational excellence and innovation has kept us on a path of strong financial performance for more than 100 years. The company is built on a differentiated business model comprised of three unique core capabilities: our 80/20 business process, sustainable differentiation and our entrepreneurial culture. These have long been the core of who we are as a company and the source of our ability to deliver value-added solutions for our customers and differentiated financial performance for our shareholders.

However, we did not reach 100 years as a company by not changing along the way. There is no question that the competitive landscape is changing and, despite our past success, we must adapt to these changes. In 2012, we launched our 2012-2017 enterprise strategy, which is centered on three enterprise-wide initiatives that focus the company on generating maximum performance leverage and impact from ITW's unique core capabilities.

KEY ENTERPRISE INITIATIVES

As the competitive environment in which we operate continues to intensify and globalize, operational excellence alone is no longer enough to generate best-in-class margins and returns. Through our **portfolio management** initiative we are shifting sustainable differentiation from a "desirable" to a "must-have" attribute as we construct our portfolio and invest our capital. As a result, we will focus the company on businesses with distinctive and robust competitive advantages that are well positioned to deliver solid organic growth, and divest businesses that no longer align with the company's strategy.

With our **business structure simplification** initiative, we are simplifying and scaling up our operating structure in order to focus our energy and resources on our larger businesses and best growth opportunities. In doing so, we will move average annual revenue per division from approximately $25 million to $100 million or more. This process will generate both improved overhead cost productivity and enhanced capacity and resources for the marketing and innovation investments necessary to sustain differentiation and drive organic growth.

Lastly, through our **strategic sourcing** initiative, we are committed to aggressively leveraging our scale at the enterprise level in order to drive meaningful reductions in sourced material costs.

HIGHLY DISCIPLINED CAPITAL ALLOCATION

Our enterprise strategy is underpinned by a highly disciplined approach to capital allocation. We will allocate capital only to businesses and growth opportunities that have the potential to generate long-term risk adjusted returns significantly above our cost of capital. A key component of our disciplined capital allocation strategy is the willingness to return a meaningful percentage of our free operating cash flow to our shareholders in the form of both dividends and share repurchases. The past year was no exception as we returned over $800 million to our shareholders in the form of dividends and more than $2 billion through share repurchases. Based on the strength of our business model, dividends and share repurchases will continue to contribute meaningfully to total returns for our shareholders as we execute our 2012-2017 enterprise strategy.

DIFFERENTIATED PERFORMANCE

Through the implementation of our three enterprise strategy initiatives in combination with ITW's differentiated business model, we are positioning the company to deliver solid growth with strong returns and best-in-class operating performance. The performance goals that we have established in conjunction with the execution of our enterprise strategy reflect our commitment to leveraging ITW's unique core capabilities to their full potential. ITW's enterprise strategy performance goals are detailed on page 17 of this report.

MANAGEMENT DEVELOPMENTS

A deeply talented and experienced management team has long been a hallmark of ITW. Our current senior leadership team averages over 20 years of service with the company and, simply put, they are an exceptional group of leaders.

We were all deeply saddened by the passing of Chairman and Chief Executive Officer David Speer in November. He will be greatly missed. David served as a mentor to many of us over the years, and

*except during period of government controls in 1971

ITW was fortunate to have the benefit of his leadership for more than 30 years. We are well positioned to lead ITW into the future thanks to the solid foundation David helped build.

Early in 2013, Jane L. Warner retired as executive vice president. Jane joined ITW in 2005 as president of worldwide finishing and was named executive vice president in 2007. We would like to thank Jane for her valuable contributions to ITW and wish her the very best in retirement.

Lastly, we would like to sincerely thank all the talented ITW people around the world for their creativity, passion and dedication to serving our customers and the company with excellence.

MOVING FORWARD

Through the execution of the enterprise strategy that we detail in this annual report, we will be the same ITW—only more focused, more efficient and more streamlined in order to deliver profitable growth with best-in-class operating margins and returns. Our management team is executing aggressively on the opportunity that we have to enhance our performance through narrowing the focus of our business portfolio, simplifying our operating structure and better leveraging our purchasing power. Since our founding a century ago, ITW has never been afraid to change and adapt when necessary. We look to the future with confidence in the strength of our business model, and we are committed to leveraging it fully for the benefit of our customers and our shareholders through the implementation of our 2012-2017 enterprise strategy.

Sincerely,





E. SCOTT SANTI
PRESIDENT &
CHIEF EXECUTIVE OFFICER

ROBERT S. MORRISON
NON-EXECUTIVE
CHAIRMAN OF THE BOARD



E. SCOTT SANTI AND ROBERT MORRISON



IN MEMORY OF
DAVID B. SPEER
CHAIRMAN & CEO
ILLINOIS TOOL WORKS
1951-2012

David Speer, an insightful leader, mentor and friend to many, passed away on November 17, 2012. In addition to his remarkable business acumen, his warmth and integrity touched many lives. He will be greatly missed.

Beginning in 1978, David served in a number of marketing and management positions before becoming general manager of ITW's Buildex division in 1984. David was a natural, charismatic leader—and a savvy salesman—and his roles and responsibilities continued to expand. In 2005, David was elected chief executive officer, and in 2006 he added the role of chairman of the board of directors.

David's success never affected his demeanor or work style. He remained a hands-on manager who saw no fundamental difference between himself and his employees, regardless of their role or position. He believed in the potential of each person and his enthusiasm about ITW's strengths and opportunities was infectious. Under David's leadership, ITW achieved unprecedented global growth. The ITW he helped build has roots in virtually every corner of the globe.

David's dedication and compassion extended beyond ITW. He was well known for his philanthropic efforts and firmly believed in giving back to local communities. He expanded the ITW Foundation's programs and charitable contributions and was equally generous with his own time. You were as likely to see David rolling up his sleeves at a Junior Achievement Bowl-a-Thon as you were to see him chairing a black-tie fundraiser. He truly believed that individuals and businesses could make a difference in the lives of others.

We will miss David and will honor his memory by staying true to ITW's culture and values and building on the strong foundation he left us to move ITW into the future.

ITW'S DIFFERENTIATED BUSINESS MODEL: LEVERAGING OUR UNIQUE CORE CAPABILITIES

80/20 BUSINESS PROCESS

SUSTAINABLE DIFFERENTIATION THROUGH INNOVATION

DECENTRALIZED ENTREPRENEURIAL CULTURE

FINDING THE SWEET SPOT

80/20 BUSINESS PROCESS

ITW's proprietary 80/20 business process has been integral to our success for nearly 30 years. Simply put, 80/20 focuses our businesses on the 20 percent of customers that generate 80 percent of revenues. We structure our businesses around serving and growing our relationships with these key customers—and finding and developing relationships with new customers who are just like them. The focus that this process brings also allows us to structure our businesses to serve our key customers in a highly efficient manner, resulting in industry leading margins and strong free operating cash flow.

80/20 has been in a constant state of evolution and development within ITW since the mid-1980s. From the United States to the Czech Republic to China, our businesses continuously experiment with and develop new approaches to applying our 80/20 principles. ITW's 80/20 business process drives profitable growth and strong returns on capital. We have yet to encounter an alternative operating process in an industrial manufacturing environment that has the ability to produce results that come anywhere close.

A key component of our 2012-2017 enterprise strategy is a renewed commitment to maximizing our capabilities in the practice of our 80/20 business process throughout the company. As we move forward, we are making the investments necessary to ensure that 80/20 remains a strong driver of ITW's competitive advantage for many years to come.

"Our construction tool business is a great example of 80/20 in action. 80/20 helped us identify our key products for our key customers, and these innovative products are now a thriving part of our business. An added benefit was our ability to integrate multiple manufacturing processes to improve our overall profitability."

JIM PUPURA
Business Unit Manager
Paslode, United States



"When I began here as an engineer, I helped roll out a new line of Vulcan ranges, analyzing and tweaking the design based on feedback from our customers and assembly people. Everyone at ITW is encouraged to share ideas and input—not just the engineers. In fact, our innovations often result from listening. These ranges have broad popularity with customers in their market segment, and I'm proud of that."

RASHAD NELSON
Assistant Branch Manager
Hobart Service, United States



CUSTOMER INSIGHTS AT WORK
SUSTAINABLE DIFFERENTIATION THROUGH INNOVATION

ITW's very first products—invented around 100 years ago—were new types of machines for making gears and washers that solved customer problems no other company had been able to master. Since then, customer-focused innovation has fueled decades of profitable growth at ITW. Ideas like the Hi-Cone beverage carrier, the capless fuel fill system for automobiles, and the Paslode cordless nailer—to name just a few—have provided meaningful solutions to our customers' major problems and, in a number of cases, transformed entire industries. Today ITW's business model remains squarely centered on constantly seeking ways to deliver value-added solutions to our key ("80") customers. In 2012, ITW was issued 1,267 new patents and we currently hold a portfolio of nearly 12,000 active patents.

At ITW, innovation is "80/20 enabled"—the fact that our businesses focus on a relative handful of major customer relationships allows them to develop deep knowledge and insight around their largest customers' pain points. These key customer insights are the fuel that drives customer-focused innovation at ITW.

"I see innovation everywhere—innovation with a lot of passion, encouragement and support."

YUN ("DAISY") ZHENG
Director, Human Resources
ITW Automotive, China



FAST, FLEXIBLE AND FOCUSED

ITW'S DECENTRALIZED ENTREPRENEURIAL CULTURE

At ITW, we believe that our decentralized, entrepreneurial culture is a key competitive advantage. While we have become a big company in terms of our size, we work hard to make sure that we continue to think and act like a much smaller company—fast, flexible, and focused. We allow our businesses a high degree of latitude within the framework of our business model to customize how they apply it in order to best serve their customers and maximize the performance of their business. Our people have a well-developed disdain for organizational complexity and bureaucracy. They are energized and empowered—and they deliver.

"ITW is a world-class company, with a small business feel at the division level. Freedom to innovate makes us more accountable to add value to all that we do."

GAURAV CHAUHAN
Head of Consumable Sales
Signode, India



2012-2017
ENTERPRISE STRATEGY
KEY INITIATIVES

PORTFOLIO MANAGEMENT
BUSINESS STRUCTURE SIMPLIFICATION
STRATEGIC SOURCING

PORTFOLIO MANAGEMENT

THE RIGHT MIX FOR STRONG PROFITABILITY AND RETURNS

Through our portfolio management initiative, we are narrowing the focus of the company in order to concentrate our efforts, resources and capital on areas of opportunity that have the potential to fully leverage ITW's highly differentiated business model. As global competition continues to intensify, operational excellence alone is no longer enough to generate best-in-class profitability and returns on capital. Only businesses that can generate both world-class operating efficiency from 80/20 and sustainable differentiation through innovation can achieve maximum performance leverage and impact from ITW's business model. As a result, we are elevating sustainable differentiation from a "desirable" to a "must-have" attribute as we construct our business portfolio and invest our capital and, in doing so, we will divest businesses that no longer align with our strategy.

ROBUST CORE COMPETITIVE ADVANTAGES

STRONG SUSTAINABLE DIFFERENTIATION ATTRIBUTES

POSITIVE LONG-TERM MACRO-MARKET FUNDAMENTALS

SOLID EMERGING MARKET GROWTH POTENTIAL

DIVESTING NON-CORE BUSINESSES THAT NO LONGER ALIGN WITH THE COMPANY'S ENTERPRISE STRATEGY

BUSINESS STRUCTURE SIMPLIFICATION

ADDING SCALE AND IMPROVING FOCUS

We are simplifying our business structure in order to better focus our energy and resources on our larger businesses and best growth opportunities. In order to accomplish this, we are scaling up our divisional operating structure and, in doing so, we will increase average annual revenue per division from $25 million to $100 million or more. We will transition from 800 plus business units at the end of 2011 to 110 to 120 larger scale global divisions.

We remain deeply committed to decentralization and to simple, focused organizational structures as these are essential elements to maintaining our fast, responsive and entrepreneurial culture. However, we also recognize that we need more scale in our divisional structure in order to improve our capacity to make the marketing and innovation investments that are necessary to sustain differentiation. Through business structure simplification, we will better focus and concentrate our growth and innovation investments and reduce our organizational infrastructure costs.


AFTER:
AVERAGE DIVISION REVENUE
$100+ MILLION



BUSINESS STRUCTURE SIMPLIFICATION



BEFORE:
AVERAGE BUSINESS UNIT REVENUE
$25 MILLION

STRATEGIC SOURCING
BETTER LEVERAGE OUR GLOBAL SCALE

We are executing an aggressive plan to better leverage the overall size and scale of ITW in our sourcing approach in order to reduce costs and further enhance competitiveness for our businesses. As a total enterprise, ITW spent over $11 billion on procured materials and services across the company in 2012…from commodities like steel and plastic to travel and telecommunication services. We have a compelling opportunity to further improve our performance and competitiveness through the implementation of a more focused, coordinated and strategic enterprise sourcing approach. We have a strong plan in place to drive meaningful bottom line benefits from this initiative and we are moving forward aggressively in implementing it.

FROM FRAGMENTED AND UNDERLEVERAGED

TO HIGHLY COORDINATED AND HEAVILY-LEVERAGED

RESULTING IN ENHANCED PROFITABILITY AND GLOBAL COMPETITVENESS

DIFFERENTIATED PERFORMANCE

CAPITAL ALLOCATION STRATEGY

FINANCIAL PERFORMANCE GOALS

HIGHLY DISCIPLINED CAPITAL ALLOCATION

Our enterprise strategy is underpinned by a highly disciplined approach to capital allocation. We will allocate capital only to businesses and growth opportunities that have the potential to generate long-term risk adjusted returns significantly above our cost of capital through leveraging ITW's core capabilities and business model. A key component of our highly disciplined capital allocation approach is the willingness to return a meaningful percentage of our free operating cash flow to our shareholders in the form of both dividends and share repurchases. Based on the strength of our business model, we expect that annual dividends and share repurchases will continue to contribute meaningfully to total returns for our shareholders as we execute our enterprise strategy over the 2012-2017 plan period.

ITW'S CAPITAL ALLOCATION PRIORITIES


1
ORGANIC INVESTMENTS
Investments to support our core businesses, drive profitable organic growth/improve margins
2
DIVIDENDS
ITW has increased its dividend for over 50 consecutive years*
3
EXTERNAL INVESTMENTS
Allocated based on best risk-adjusted returns
SHARE REPURCHASES
ACQUISITIONS

*except during period of government controls in 1971

FINANCIAL PERFORMANCE GOALS 2012-2017

Through the execution of our 2012-2017 enterprise strategy, we are focusing the company on investing resources and deploying capital only into areas of opportunity that have the potential to fully leverage ITW's differentiated business model. We are convinced that this is the right path to maximize the performance potential of our company and long-term returns for our shareholders.

SOLID GROWTH • STRONG RETURNS • BEST-IN-CLASS OPERATOR


HIGHLY DISCIPLINED CAPITAL ALLOCATION
BUSINESS STRUCTURE SIMPLIFICATION
PORTFOLIO MANAGEMENT
STRATEGIC SOURCING
2012-2017 ENTERPRISE STRATEGY KEY INITIATIVES
80 / 20 BUSINESS PROCESS
SUSTAINABLE DIFFERENTIATION THROUGH INNOVATION
DECENTRALIZED ENTREPRENEURIAL CULTURE

ITW'S DIFFERENTIATED BUSINESS MODEL: LEVERAGING OUR UNIQUE CORE CAPABILITIES

FINANCIAL PERFORMANCE GOALS 2012-2017


PRE-TAX OPERATING MARGIN:
16%
20%+
2012
BY 2017
AFTER-TAX ROIC:
15%
20%+
2012
BY 2017

ORGANIC REVENUE GROWTH BY 2017:


200 BASIS POINTS ABOVE GLOBAL INDUSTRIAL PRODUCTION

CORPORATE EXECUTIVES

Experience has always been one of the keys to our success. Our management team is well schooled in the ITW way and is comprised of experts in their fields of business. We have decades of experience on which to draw; ITW's management team shares an average tenure of more than 20 years of company service.



CHRISTOPHER A. O'HERLIHY
Executive Vice President
23 Years of Service

E. SCOTT SANTI
President & Chief Executive Officer
29 Years of Service

MARIA C. GREEN
Senior Vice President, General Counsel & Secretary
15 Years of Service



TIMOTHY J. GARDNER
Executive Vice President
15 Years of Service

CRAIG A. HINDMAN
Executive Vice President
36 Years of Service

SUNDARAM NAGARAJAN
Executive Vice President
21 Years of Service

STEVEN L. MARTINDALE
Executive Vice President
10 Years of Service



JUAN VALLS
Executive Vice President
24 Years of Service

SHARON M. BRADY
Senior Vice President, Human Resources
6 Years of Service

JOHN R. HARTNETT
Executive Vice President
32 Years of Service



DAVID C. PARRY
Vice Chairman
18 Years of Service

RONALD D. KROPP
Senior Vice President & Chief Financial Officer
19 Years of Service

ROLAND M. MARTEL
Executive Vice President
18 Years of Service

BOARD OF DIRECTORS

DANIEL J. BRUTTO
Senior Vice President, United Parcel Service, Inc.
President, UPS International
Director since 2012

SUSAN CROWN
Vice President
Henry Crown and Company
Director since 1994

DON H. DAVIS, JR.
Retired Chairman of the Board
Rockwell Automation Inc.
Director since 2000

JAMES W. GRIFFITH
President & Chief Executive Officer
The Timken Company
Director since 2012

ROBERT C. McCORMACK
Advisory Director
Trident Capital, Inc.
Director since 1993, previously 1978–1987

ROBERT S. MORRISON
Retired Vice Chairman
PepsiCo, Inc.
Director since 2003, Chairman since 2012

E. SCOTT SANTI
President & Chief Executive Officer
Illinois Tool Works Inc.
Director since 2012

JAMES A. SKINNER
Retired Vice Chairman & Chief Executive Officer
McDonald's Corporation
Director since 2005

DAVID B. SMITH, JR.
Executive Vice President for Policy & Legal Affairs & General Counsel
Mutual Fund Directors Forum
Director since 2009

PAMELA B. STROBEL
Retired Executive Vice President & Chief Administrative Officer
Exelon Corporation
Director since 2008

KEVIN M. WARREN
President, U.S. Client Operations
Xerox Corporation
Director since 2010

ANRÉ D. WILLIAMS
President, Global Merchant Services
American Express Company
Director since 2010

ELEVEN-YEAR FINANCIAL SUMMARY

DOLLARS AND SHARES IN MILLIONS EXCEPT PER SHARE AMOUNTS		2012	2011	2010
INCOME:				
Operating revenues	$	17,924	17,787	15,416
Operating income	$	2,847	2,731	2,254
Income from continuing operations before income taxes	$	3,603	2,593	2,089
Income taxes	$	1,108	576	637
Income from continuing operations	$	2,495	2,017	1,452
Income (loss) from discontinued operations (net of tax)	$	375	54	51
Cumulative effect of changes in accounting principles (net of tax)	$	-	-	-
Net income	$	2,870	2,071	1,503
Per common share - assuming dilution:				
Income from continuing operations	$	5.27	4.08	2.89
Income (loss) from discontinued operations	$	0.79	0.11	0.10
Cumulative effect of changes in accounting principles	$	-	-	-
Net income	$	6.06	4.19	2.99
FINANCIAL POSITION:				
Net working capital	$	5,309	3,872	2,948
Net plant and equipment	$	1,994	2,025	2,066
Total assets	$	19,309	17,984	16,412
Long-term debt	$	4,589	3,488	2,542
Total debt	$	5,048	3,990	2,868
Total Invested capital	$	12,839	12,846	11,254
Stockholders' equity	$	10,570	10,034	9,572
CASH FLOW:				
Free operating cash flow	$	1,690	1,603	1,200
Cash dividends paid	$	865	680	636
Dividends paid per share	$	1.840	1.380	1.270
Dividends declared per share	$	1.480	1.400	1.300
Plant and equipment additions	$	382	353	288
Depreciation	$	323	336	335
Amortization and impairment of goodwill and other intangible assets	$	290	258	214
FINANCIAL RATIOS:				
Operating income margin	%	15.9	15.4	14.6
Return on average stockholders' equity	%	24.2	20.6	15.9
Return on average invested capital	%	15.0	16.8	14.6
Book value per share	$	23.23	20.75	19.23
Total debt to total capitalization	%	32.3	28.5	23.1
OTHER DATA:				
Market price per share at year-end	$	60.81	46.71	53.40
Shares outstanding at December 31		455.1	483.6	497.7
Weighted average shares outstanding		469.8	491.4	500.8
Research and development expenses	$	266	243	213
Employees at December 31		60,000	65,000	61,000
Number of acquisitions		23	28	24
Cash paid for acquisitions	$	723	1,308	497

Note: 2012 income from continuing operations includes a gain related to the sale of a 51% majority interest in the Decorative Surfaces segment. Refer to the Divestiture of Majority Interest in Decorative Surfaces Segment note to the financial statements in the company's 2012 Annual Report on Form 10-K. Cash dividends paid in 2012 include a dividend payment accelerated from January 8, 2013 to December 31, 2012.

Certain reclassifications of prior years' data have been made to conform with current year reporting, including discontinued operations. 2010 and 2009 have been restated to reflect the elimination of the one-month international reporting lag. The company references certain non-GAAP measures in the 2012 Annual Report including return on average invested capital and free operating cash flow. See "Management's Discussion and Analysis" in the company's 2012 Annual Report on Form 10-K for a calculation of return on average invested capital and free operating cash flow. Return on average stockholders' equity is calculated as income from continuing operations divided by average stockholders' equity.



DIVIDENDS DECLARED PER SHARE (IN DOLLARS)
$1.50
1.20
0.9
0.6
0.3
0
02 03 04 05 06 07 08 09 10 11 12
MARKET PRICE AT YEAR-END (IN DOLLARS)
$60
50
40
30
20
10
0
02 03 04 05 06 07 08 09 10 11 12
OPERATING INCOME MARGIN (IN PERCENT)
20%
15
10
5
0
02 03 04 05 06 07 08 09 10 11 12
INCOME FROM CONTINUING OPERATIONS PER DILUTED SHARE (IN DOLLARS)
$6
5
4
3
2
1
0
02 03 04 05 06 07 08 09 10 11 12

2009	2008	2007	2006	2005	2004	2003	2002
13,573	16,544	15,550	13,254	12,029	10,836	9,201	8,669
1,383	2,410	2,535	2,286	2,021	1,808	1,407	1,318
1,214	2,260	2,491	2,294	2,064	1,885	1,470	1,347
245	636	726	676	642	616	498	473
969	1,624	1,765	1,618	1,422	1,269	972	874
4	(105)	105	100	73	69	51	52
-	-	-	-	-	-	-	(213)
973	1,519	1,870	1,718	1,495	1,339	1,024	713
1.93	3.12	3.17	2.84	2.47	2.08	1.57	1.42
0.01	(0.20)	0.19	0.18	0.13	0.11	0.08	0.08
-	-	-	-	-	-	-	(0.35)
1.94	2.91	3.36	3.01	2.60	2.20	1.66	1.16
2,814	929	3,205	2,570	2,111	2,471	3,294	2,276
2,097	2,109	2,194	2,053	1,807	1,877	1,729	1,631
15,811	15,204	15,526	13,880	11,446	11,352	11,193	10,623
2,861	1,248	1,889	956	958	921	920	1,460
3,075	3,682	2,299	1,418	1,211	1,125	976	1,582
10,428	10,614	10,830	9,849	8,393	8,090	7,191	7,183
8,699	7,675	9,358	9,021	7,552	7,633	7,899	6,659
1,912	1,860	2,131	1,765	1,558	1,254	1,110	1,017
620	599	502	399	335	305	285	272
1.240	1.150	0.910	0.705	0.585	0.500	0.465	0.445
1.240	1.180	0.980	0.750	0.610	0.520	0.470	0.450
256	362	353	301	293	283	258	271
376	368	364	319	299	294	282	278
309	324	161	125	84	59	24	28
10.2	14.6	16.3	17.2	16.8	16.7	15.3	15.2
11.8	19.1	19.2	19.5	18.7	16.3	13.4	13.7
10.6	15.4	17.4	17.5	16.9	15.9	12.9	11.8
17.32	15.38	17.65	16.15	13.45	13.06	12.80	10.86
26.1	32.4	19.7	13.6	13.8	12.8	11.0	19.2
47.99	35.05	53.54	46.19	44.00	46.34	41.96	32.43
502.3	499.1	530.1	558.8	561.6	584.5	617.3	613.2
500.2	518.6	551.5	565.6	571.1	604.8	614.1	612.3
192	203	188	136	116	111	95	91
59,000	65,000	60,000	55,000	50,000	49,000	47,500	48,700
20	50	52	53	22	24	28	21
281	1,547	813	1,379	627	588	204	188

RETURN ON AVERAGE STOCKHOLDERS' EQUITY (IN PERCENT)


25%
20
15
10
5
0
02 03 04 05 06 07 08 09 10 11 12

RETURN ON AVERAGE INVESTED CAPITAL (IN PERCENT)


20%
15
10
5
0
02 03 04 05 06 07 08 09 10 11 12

FREE OPERATING CASH FLOW (IN MILLIONS OF DOLLARS)


$2500
2000
1500
1000
500
0
02 03 04 05 06 07 08 09 10 11 12

TOTAL DEBT TO TOTAL CAPITALIZATION (IN PERCENT)


35%
30
25
20
15
10
5
0
02 03 04 05 06 07 08 09 10 11 12

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
Contact Information:
ITW
Computershare CIP
c/o Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com/investor
Phone Toll Free: 888.829.7424
International: +1.312.360.5155

AUDITORS
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606

COMMON STOCK
ITW common stock is listed on the
New York Stock Exchange
Symbol—ITW

ANNUAL MEETING
Friday, May 3, 2013, 3:00 p.m.
The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603

STOCK AND DIVIDEND ACTION
The company's dividend guideline provides for the dividend payout rate to be in a range of 30 to 45 percent of the company's last two years' average free operating cash flow. Effective with the October 10, 2012 payment, the quarterly cash dividend on ITW common stock was increased to 38 cents per share. ITW's annual dividend payment has increased 50 consecutive years, except during a period of government controls in 1971.

DIVIDEND REINVESTMENT PLAN
The ITW Common Stock Dividend Reinvestment Plan enables registered shareholders to reinvest the ITW dividends they receive in additional shares of common stock of the company at no additional cost. Participation in the plan is voluntary, and shareholders may join or withdraw at any time. The plan also allows for additional voluntary cash investments in any amount from $100 to $10,000 per month. For a brochure and full details of the program, please direct inquiries to the company's transfer agent, Computershare Trust Company, N.A.

SHAREHOLDER INFORMATION
Questions regarding stock ownership, dividend payments or change of address should be directed to the company's transfer agent, Computershare Trust Company, N.A.

For additional assistance regarding stock holdings, please contact:
Janet O. Love
Deputy General Counsel
847.724.7500

Security analysts and investment professionals should contact:
John L. Brooklier
Vice President of Investor Relations
847.657.4104

MEDIA INQUIRES
Please contact:
Alison S. Donnelly
Director of Communications, Investor Relations
847.657.4565

CORPORATE GOVERNANCE
On June 4, 2012, the company's chairman & chief executive officer certified to the New York Stock Exchange (NYSE) that he was not aware of any violation by the company of the NYSE corporate governance listing standards. The company has provided certifications by the president & chief executive officer and the senior vice president & chief financial officer regarding the quality of the company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 in its 2012 Annual Report on Form 10-K.

TRADEMARKS
Certain trademarks in this publication are owned or licensed by Illinois Tool Works Inc. or its wholly owned subsidiaries.

HI-CONE RECYCLING
ITW Hi-Cone, manufacturer of recyclable multi-pack ring carriers, offers assistance to schools, offices and communities interested in establishing carrier collection programs.

For more information, please contact:

ITW HI-CONE
1140 West Bryn Mawr Avenue
Itasca, IL 60143
630.438.5300
www.hi-cone.com

SIGNODE PLASTIC STRAP RECYCLING AND PET BOTTLE COLLECTION PROGRAMS
Some of Signode's plastic strapping is made from post-consumer strapping and PET beverage bottles. The company has collection programs for both these materials. For more information about post-consumer strapping recycling and post-consumer PET bottles (large volume only), please contact:

ITW SIGNODE
7080 Industrial Road
Florence, KY 41042
859.342.6400

INTERNET HOME PAGE
www.itw.com

DESIGN
Smith Design Co.
Evanston, Illinois

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 1-4797

ILLINOIS TOOL WORKS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**36-1258310** (I.R.S. Employer Identification No.)
3600 W. Lake Avenue, Glenview, Illinois (Address of Principal Executive Offices)	**60026-1215** (Zip Code)

Registrant's telephone number, including area code: **(847) 724-7500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2012 was approximately $20,600,000,000 based on the New York Stock Exchange closing sales price as of June 30, 2012.

Shares of Common Stock outstanding at January 31, 2013: 451,435,783.

Documents Incorporated by Reference

Portions of the 2013 Proxy Statement for Annual Meeting of Stockholders to be held on May 3, 2013. Part III

PART I

ITEM 1. *Business*

General

Illinois Tool Works Inc. (the "Company" or "ITW") was founded in 1912 and incorporated in 1915. The Company is a multinational manufacturer of a diversified range of industrial products and equipment with operations in 58 countries. As of December 31, 2012, these businesses are internally reported as 40 operating segments to senior management. The Company's 40 operating segments have been aggregated into the following seven external reportable segments:

Transportation: Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products and services include:

- plastic and metal components, fasteners and assemblies for automobiles, light trucks, and other industrial uses;
- fluids, polymers and other supplies for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair;
- polyester coatings and patch and repair products for the marine industry; and
- truck remanufacturing and related parts and service.

Power Systems & Electronics: Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging;
- static and contamination control equipment;
- airport ground support equipment;
- pressure sensitive adhesives and components for telecommunications, electronics, medical and transportation applications; and
- metal jacketing and other insulation products.

Industrial Packaging: Businesses in this segment produce steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment; and
- paper and plastic products that protect goods in transit.

Food Equipment: Businesses in this segment produce commercial food equipment and provide related service.

In the Food Equipment segment, products and services include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales;
- kitchen exhaust, ventilation and pollution control systems; and
- food equipment service, maintenance and repair.

Construction Products: Businesses in this segment produce construction fastening systems and truss products.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood and metal applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

Polymers & Fluids: Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids, and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids which clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications; and
- hand wipes and cleaners for industrial applications.

All Other: This segment contains all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials, structures, gases and fluids;
- plastic reclosable packaging for consumer food storage;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic and metal fasteners and components for appliances;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables; and
- line integration, conveyor systems and line automation for the food and beverage industries.

Divestiture of Majority Interest in Decorative Surfaces Segment

On August 15, 2012, the Company entered into a definitive agreement (the "Investment Agreement") to divest a 51% majority interest in its Decorative Surfaces segment to certain funds managed by Clayton, Dubilier & Rice, LLC ("CD&R"). Under the terms of the Investment Agreement, the Company contributed the assets and stock of the Decorative Surfaces segment to a newly formed joint venture, Wilsonart International Holdings LLC ("Wilsonart"). The transaction closed on October 31, 2012, reducing the Company's ownership of Wilsonart to 49% immediately following the close of the transaction. The Company ceased consolidating the results of the Decorative Surfaces segment as of October 31, 2012 and now reports its 49% ownership interest in Wilsonart using the equity method of accounting. Effective November 1, 2012, the Company made changes to its management reporting structure and Decorative Surfaces is no longer a reportable segment of the Company. See the Divestiture of Majority Interest in Decorative Surfaces Segment note in Item 8. Financial Statements and Supplementary Data for further discussion of this transaction.

The Decorative Surfaces business produces decorative high-pressure laminate surfacing materials for furniture, office and retail space, countertops, worktops and other applications. Principal end markets served included commercial, renovation and residential construction.

Enterprise Initiatives

During 2012, the Company embarked on three key initiatives - portfolio management, strategic sourcing, and business structure simplification. These initiatives are expected to enhance the business over the next five years and are targeted at organic revenue growth, and improving profitability and returns.

Portfolio Management

The Company's portfolio management initiative incorporates both acquisitions and divestitures. The Company has historically acquired businesses with complementary products and services as well as larger acquisitions that represent potential new platforms. Going forward, the focus will be on businesses with strong differentiation and growth potential. The Company also reviews its operations for businesses which may no longer be aligned with its enterprise initiatives and long-term objectives. As a result, the Company expects its divestiture activity in the 2012 to 2014 period to increase over historical periods. Refer to the Acquisitions note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's acquisitions, the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's discontinued operations, and the Divestiture of Majority Interest in Decorative Surfaces Segment note in Item 8. Financial Statements and Supplementary Data for discussion of the Decorative Surfaces divestiture.

Strategic Sourcing

The Company's strategic sourcing initiative focuses on costs that cross the Company's many businesses and is expected to leverage purchasing scale to enhance profitability and global competitiveness. This initiative will transform sourcing into a core strategic function in the Company and build capabilities at both the enterprise and segment levels.

Business Structure Simplification

The business structure simplification initiative simplifies and adds scale to the Company's operating divisions in order to improve focus, enhance global competitiveness and drive operational efficiencies. This initiative will reduce the number of the Company's operating divisions and increase the average revenue size of each division, while retaining the positive attributes of a decentralized operating model. The Company expects to enhance its profitability and returns through a combination of applying its 80/20 business process to the new divisions, more focused growth investments and reduced infrastructure.

80/20 Business Process

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

Current Year Developments

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Information about Segments and Markets

Segment and operating results are included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the Segment Information note in Item 8. Financial Statements and Supplementary Data.

The principal end markets served by the Company's seven reportable segments by percentage of revenue are as follows:

End Markets Served	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction Products	Polymers & Fluids	All Other	Total
General Industrial	5%	43%	27%	1%	2%	33%	27%	20%
Automotive OEM/Tiers	53	3	1	—	1	4	4	12
Automotive Aftermarket	31	2	—	—	—	1	—	7
Commercial Construction	1	6	6	—	25	11	1	6
Residential Construction	—	1	3	—	44	2	1	6
Renovation Construction	—	1	—	—	26	1	—	3
Food & Beverage	—	—	10	—	—	3	21	5
Food Institutional/ Restaurant	—	—	—	42	—	1	—	5
Food Service	—	—	—	38	—	2	2	5
Food Retail	—	—	1	16	—	—	2	2
Consumer Durables	3	2	4	—	2	4	12	4
Electronics	—	17	1	—	—	2	1	4
Primary Metals	—	1	22	—	—	2	1	4
Other	7	24	25	3	—	34	28	17
	100%	100%	100%	100%	100%	100%	100%	100%

Other includes several end markets, some of which are maintenance, repair and operations, or "MRO", paper products, and printing and publishing.

The Company's businesses primarily distribute their products directly to industrial manufacturers and through independent distributors.

Backlog

Backlog generally is not considered a significant factor in the Company's businesses as relatively short delivery periods and rapid inventory turnover are characteristic of most of its products. Backlog by reportable segment as of December 31, 2012 and 2011 was as follows:

In millions	2012	2011
Transportation	$ 351	$ 350
Power Systems & Electronics	235	258
Industrial Packaging	140	151
Food Equipment	192	213
Construction Products	22	32
Polymers & Fluids	57	55
All Other	445	390
Total	$1,442	$1,449

Backlog orders scheduled for shipment beyond calendar year 2013 were not material as of December 31, 2012.

The information set forth below is applicable to all reportable segments of the Company unless otherwise noted:

Competition

With operations in 58 countries, the Company offers a wide range of products in a myriad of markets, many of which are fragmented, and the Company encounters a variety of competitors that vary by product line, end market and geographic area. The Company's competitors include many regional or specialized companies, as well as large U.S. and non-U.S. companies or divisions of large companies. Each of the Company's segments generally has several main competitors and numerous smaller ones in most of their end markets and geographic areas. In addition to numerous smaller regional competitors, the welding business in the Power Systems & Electronics segment competes globally with Lincoln Electric.

In virtually all segments, the Company differentiates its businesses from its competitors based on product innovation, product quality, brand preference, service delivery and price. Technical capability is also a competitive factor in most of its segments. The Company believes that for each of its segments, its primary competitive advantages derive from its decentralized operating structure, which creates a strong focus on end markets and customers at the local level, enabling its businesses to respond rapidly to market dynamics. This structure enables the Company's businesses to drive operational excellence utilizing its 80/20 business process and leverages its product innovation capabilities. The Company also believes that its global footprint is a competitive advantage in many of its markets, especially in its Transportation segment.

Raw Materials

The Company uses raw materials of various types, primarily steel, resins, chemicals and paper, that are available from numerous commercial sources. The availability of materials and energy has not resulted in any significant business interruptions or other major problems, and no such problems are currently anticipated.

Research and Development

Developing new and improved products, broadening the application of established products, and continuing efforts to improve and develop new methods, processes and equipment all contribute to the Company's organic growth. Many new products are designed to reduce customers' costs by eliminating steps in their manufacturing processes, reducing the number of parts in an assembly or by improving the quality of customers' assembled products. Typically, the development of such products is accomplished by working closely with customers on specific applications. Research and development expenses were $266 million in 2012, $243 million in 2011 and $213 million in 2010.

Intellectual Property

The Company owns approximately 3,700 unexpired U.S. patents and 8,000 foreign patents covering articles, methods and machines. In addition, the Company has approximately 1,900 applications for patents pending in the U.S. Patent Office and 4,500 pending in foreign patent offices, but there is no assurance that any of these patents will be issued. The Company maintains an active patent department for the administration of patents and processing of patent applications.

The Company believes that many of its patents are valuable and important; however, the expiration of any one of the Company's patents would not have a material effect on the Company's results of operations or financial position. The Company also credits its leadership in the markets it serves to engineering capability; manufacturing techniques; skills and efficiency; marketing and sales promotion; and service and delivery of quality products to its customers.

In addition to patents, many of the Company's products and services are sold under various owned or licensed trademarks, which are important to the Company in the aggregate. Some of the Company's more significant trademarks include ITW, which is also used in conjunction with the trademarks of many of the Company's businesses; Deltar and Shakeproof in the Transportation segment; Miller in the Power Systems & Electronics segment; Signode in the Industrial Packaging segment; Hobart in the Food Equipment segment; Paslode in the Construction Products segment; and Instron in the All Other segment.

Environmental

The Company believes that its manufacturing plants and equipment are in substantial compliance with all applicable environmental regulations. Additional measures to maintain compliance are not expected to materially affect the Company's capital expenditures, competitive position, financial position or results of operations.

Various legislative and administrative regulations concerning environmental issues have become effective or are under consideration in many parts of the world relating to manufacturing processes and the sale or use of certain products. To date, such developments have not had a substantial adverse impact on the Company's revenues or earnings. The Company has made considerable efforts to develop and sell environmentally compatible products.

Employees

The Company employed approximately 60,000 persons as of December 31, 2012 and considers its employee relations to be excellent.

International

The Company's international operations include subsidiaries and joint ventures in 57 foreign countries on six continents. These operations serve such end markets as general industrial, automotive, construction, food institutional/restaurant and service, food and beverage, consumer durables, electronics, primary metals, and others on a worldwide basis. The Company's revenues from sales to customers outside the U.S. were approximately 57% of revenues in 2012, 59% of revenues in 2011 and 58% of revenues in 2010.

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the Segment Information note in Item 8. Financial Statements and Supplementary Data for additional information on international activities. International operations are subject to certain risks inherent in conducting business in foreign countries, including price controls, exchange controls, limitations on participation in local enterprises, nationalization, expropriation and other governmental action, and changes in currency exchange rates. Additional risks of the Company's international operations are described under "Item 1A. Risk Factors."

Executive Officers

Executive Officers of the Company as of February 19, 2013 were as follows:

Name	Office	Age
Sharon M. Brady	Senior Vice President, Human Resources	62
Timothy J. Gardner	Executive Vice President	57
Maria C. Green	Senior Vice President, General Counsel & Secretary	60
John R. Hartnett	Executive Vice President	52
Craig A. Hindman	Executive Vice President	58
Ronald D. Kropp	Senior Vice President & Chief Financial Officer	47
Roland M. Martel	Executive Vice President	58
Steven L. Martindale	Executive Vice President	56
Sundaram Nagarajan	Executive Vice President	50
Christopher O'Herlihy	Executive Vice President	49
David C. Parry	Vice Chairman	59
E. Scott Santi	President & Chief Executive Officer	51
Randall J. Scheuneman	Vice President & Chief Accounting Officer	45
Juan Valls	Executive Vice President	51
Jane L. Warner	Executive Vice President	66

The executive officers of the Company serve at the pleasure of the Board of Directors. Except for Ms. Green and Messrs. Gardner, Martindale, Nagarajan, O'Herlihy, Scheuneman, and Hartnett, each of the foregoing officers has been employed by the Company in various elected executive capacities for more than five years. Ms. Green was elected Senior Vice President, General Counsel & Secretary of the Company in February 2012. She joined the Company in 1997 as an Associate General Counsel and Assistant Secretary, became Deputy General Counsel and Assistant Secretary in 2008, and was elected Vice President, General Counsel & Secretary in August 2011. Mr. Gardner was elected Executive Vice President in 2009. He joined the Company in 1997 and has held various sales and management positions in the consumer packaging businesses. Most recently, he served as Group President of the consumer packaging businesses. Mr. Martindale was elected Executive Vice President in 2008. Prior to joining the Company in 2005 as President of the test and measurement businesses, he was Chief Financial Officer and Chief Operating Officer of Instron. Mr. Nagarajan was elected Executive Vice President in 2010. He joined the Company in 1991 and has held various engineering and management positions in the welding businesses. Most recently, he served as Group President within the welding businesses. Mr. O'Herlihy was elected Executive Vice President in 2010. He joined the Company in 1989 and has held various operational, management and leadership positions of increasing responsibility. Most recently he served as President, international food equipment businesses. Mr. Scheuneman was appointed Vice President and Chief Accounting Officer in 2009. Prior to joining the Company in 2009, he held several financial leadership positions at W.W. Grainger, Inc., including Vice President, Finance, for the Lab Safety Supply business from 2006 to 2009, and Vice President, Internal Audit, from 2002 to 2006. He was appointed Principal Accounting Officer in 2009. Mr. Hartnett was elected Executive Vice President of Construction Products in 2012. He joined Signode in 1980, which was acquired by ITW in 1986, and has held various management positions of increasing responsibility. Most recently, he served as Group President of the Automotive Aftermarket businesses.

On November 17, 2012, David B. Speer, ITW Chairman & CEO since 2006, passed away after an illness. On November 18, 2012, E. Scott Santi was elected President & Chief Executive Officer as well as a director, after having been elected President and Chief Operating Officer in October 2012.

Available Information

The Company electronically files reports with the Securities and Exchange Commission (SEC). The public may read and copy any materials the Company has filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are also available free of charge through the Company's website (www.itw.com), as soon as reasonably practicable after electronically filing with or otherwise furnishing such information to the SEC, and are available in print to any shareholder who requests them. Also posted on the Company's website are the following:

- Statement of Principles of Conduct;
- Code of Ethics for CEO and key financial and accounting personnel;
- Charters of the Audit, Corporate Governance and Nominating, and Compensation Committees of the Board of Directors;
- Corporate Governance Guidelines;
- Global Anti-Corruption Policy;
- Corporate Citizenship Statement; and
- Government Affairs Information.

ITEM 1A. ***Risk Factors***

The Company's business, financial condition, results of operations and cash flows are subject to various risks, including, but not limited to, those set forth below, which could cause actual results to vary materially from recent results or from anticipated future results. These risk factors should be considered together with information included elsewhere in this Annual Report on Form 10-K.

The Company's results are impacted by global economic conditions. Weakness or downturns in the markets served by the Company could adversely affect its business, results of operations or financial condition.

During 2012, North American economic conditions were stronger than the European and Asia Pacific economic environments as European sales declined and growth in Asia slowed. The Company cannot give assurance that it will not experience adverse effects from broad economic trends in Europe, Asia or other geographies. Instability in global economic conditions could have an adverse effect on the Company's business, results of operations or financial condition.

The global nature of the Company's operations subjects it to political and economic risks that could adversely affect its business, results of operations or financial condition.

The Company currently operates in 58 countries. In 2012, approximately 57% of the Company's revenues were generated from sales to customers outside of the U.S. As the Company continues to expand its global footprint, these sales may represent an increasing portion of the Company's revenues. The risks inherent in the Company's global operations include:

- fluctuation in currency exchange rates;
- limitations on ownership or participation in local enterprises;
- price controls, exchange controls and limitations on repatriation of earnings;
- transportation delays and interruptions;
- political, social and economic instability and disruptions;
- acts of terrorism;
- government embargoes or foreign trade restrictions;
- the imposition of duties and tariffs and other trade barriers;
- import and export controls;
- labor unrest and current and changing regulatory environments;
- the potential for expropriation or nationalization of enterprises;
- difficulties in staffing and managing multi-national operations;

- limitations on its ability to enforce legal rights and remedies; and
- potentially adverse tax consequences.

If the Company is unable to successfully manage these and other risks associated with managing and expanding its international businesses, the risks could have a material adverse effect on the Company's business, results of operations or financial condition.

If the Company is unable to successfully manage its enterprise initiatives, financial results could be adversely impacted.

The Company has begun executing the following new long-term enterprise initiatives: business structure simplification, strategic sourcing and portfolio management. These initiatives include the scaling up of smaller businesses into larger businesses, better leveraging of purchasing power, and divesting non-core assets while targeting acquisitions with strong differentiation and growth potential. If the Company is unable to retain its key employees, successfully integrate acquisitions, maintain productivity or otherwise implement these initiatives without material disruption to its businesses, financial results could be adversely impacted.

Divestitures could negatively impact the Company's business, and retained liabilities from businesses that the Company sells could adversely affect the Company's financial results.

As part of its portfolio management initiative, the Company reviews its operations for businesses which may no longer be aligned with its enterprise initiatives and long-term objectives. As a result, the Company expects its divestiture activity in the 2012 to 2014 period to increase over historical periods. Divestitures pose risks and challenges that could negatively impact the Company's business, including the potentially dilutive effect on earnings per share, distraction of management's attention from core businesses, potential disputes with buyers and potential impairment charges. In addition, the Company may be required to retain responsibility for, or agree to indemnify buyers against contingent liabilities related to the businesses sold, such as lawsuits, tax liabilities, product liability claims and environmental matters.

The Company's acquisition of businesses could negatively impact its profitability and return on invested capital.

Acquisitions involve a number of risks and financial, accounting, managerial and operational challenges, including the following, any of which could adversely affect the Company's growth and profitability:

- Any acquired business, technology, service or product could under-perform relative to the Company's expectations and the price paid for it, or not perform in accordance with the Company's anticipated timetable.
- Acquisitions could cause the Company's financial results to differ from expectations in any given fiscal period, or over the long term.
- Acquisition-related earnings charges could adversely impact operating results.
- Acquisitions could place unanticipated demands on the Company's management, operational resources and financial and internal control systems.
- The Company may assume unknown liabilities, known contingent liabilities that become realized or known liabilities that prove greater than anticipated. The realization of any of these liabilities may increase the Company's expenses or adversely affect its financial position.
- As a result of acquisitions, the Company has in the past recorded significant goodwill and other identifiable intangible assets on its balance sheet. If the Company is not able to realize the value of these assets, it may incur charges relating to the impairment of these assets.

The Company may incur fines or penalties, damage to its reputation or other adverse consequences if its employees, agents or business partners violate anti-bribery or other laws.

The Company cannot provide assurance that its internal controls will always protect it from reckless or criminal acts committed by its employees, agents or business partners that would violate U.S. and/or non-U.S. laws, including anti-bribery laws, competition, and export and import compliance. Any such improper actions could subject the Company to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against the Company or its subsidiaries, and could damage its reputation.

A significant fluctuation between the U.S. Dollar and other currencies could adversely impact the Company's operating income.

Although the Company's financial results are reported in U.S. Dollars, a significant portion of its sales and operating costs are realized in other currencies, with the largest concentration of foreign sales occurring in Europe. The Company's profitability is affected by movements of the U.S. Dollar against the Euro and other foreign currencies in which it generates revenues and incurs expenses. Significant long-term fluctuations in relative currency values, in particular an increase in the value of the U.S. Dollar against foreign currencies, could have an adverse effect on profitability and financial condition.

Diminished credit availability could adversely impact the Company's ability to readily obtain financing or to obtain cost-effective financing.

The Company may utilize the commercial paper markets for a portion of its short-term liquidity needs. If conditions in the financial markets decline, there is no assurance that the commercial paper markets will remain available to the Company or that the lenders participating in the Company's long-term credit facilities will be able to provide financing in accordance with the terms of its credit agreements. A failure of one or more of the syndicate members in the Company's credit facilities could reduce the availability of credit and adversely affect the Company's liquidity. If the Company determines that it is appropriate or necessary to raise capital in the future, funds may not be available on cost-effective terms.

Raw material price increases and supply shortages could adversely affect results.

The supply of raw materials to the Company and to its component parts suppliers could be interrupted for a variety of reasons, including availability and pricing. Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect the Company's results of operations and profit margins. Due to pricing pressure or other factors, the Company may not be able to pass along increased raw material and components parts prices to its customers in the form of price increases or its ability to do so could be delayed. Consequently, its results of operations and financial condition may be adversely affected.

If the Company is unable to successfully introduce new products or adequately protect its intellectual property, its future growth may be adversely affected.

The Company's ability to develop new products based on innovation can affect its competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and services or failure to gain market acceptance of new products and technologies may reduce future revenues and adversely affect the Company's competitive position.

Protecting the Company's intellectual property is critical to its innovation efforts. The Company owns a number of patents, trademarks and licenses related to its products and has exclusive and non-exclusive rights under patents owned by others. The Company's intellectual property may be challenged or infringed upon by third parties, particularly in countries where property rights are not highly developed or protected, or the Company may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. Unauthorized use of the Company's intellectual property rights or inability to preserve existing intellectual property rights could adversely impact the Company's competitive position and results of operations.

Unfavorable tax law changes and tax authority rulings may adversely affect results.

The Company is subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are based on the income and expenses in various tax jurisdictions. The Company's effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets or tax laws. The amount of income taxes and other taxes are subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, future financial results may include unfavorable tax adjustments.

The Company's defined benefit pension plans are subject to financial market risks that could adversely affect its results of operations and cash flows.

The performance of the financial markets and interest rates impact the Company's funding obligations under its defined benefit pension plans. Significant changes in market interest rates, decreases in the fair value of plan assets and investment losses on plan assets may increase the Company's funding obligations and adversely impact its results of operations and cash flows.

Potential adverse outcome in legal proceedings may adversely affect results.

The Company's businesses expose it to potential toxic tort and other types of product liability claims that are inherent in the design, manufacture and sale of its products and the products of third-party vendors. The Company currently maintains insurance programs consisting of self insurance up to certain limits and excess insurance coverage for claims over established limits. There can be no assurance that the Company will be able to obtain insurance on acceptable terms or that its insurance programs will provide adequate protection against actual losses. In addition, the Company is subject to the risk that one or more of its insurers may become insolvent and become unable to pay claims that may be made in the future. Even if it maintains adequate insurance programs, successful claims could have a material adverse effect on the Company's financial condition, liquidity and results of operations and on its ability to obtain suitable, adequate or cost-effective insurance in the future.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "believe," "expect," "plans," "intends," "may," "strategy," "prospects," "estimate," "project," "target," "anticipate," "guidance," "forecast," and other similar words, including, without limitation, statements regarding the expected acquisition or disposition of businesses, economic conditions in various geographic regions, the Company's ability to manage its strategic business initiatives, the adequacy of internally generated funds and credit facilities, the meeting of dividend payout objectives, the ability to fund debt service obligations, the Company's portion of future benefit payments related to pension and postretirement benefits, the availability of additional financing, the availability of raw materials and energy, the expiration of any one of the Company's patents, the cost of compliance with environmental regulations, the likelihood of future goodwill or intangible asset impairment charges, the outcome of outstanding legal proceedings, the impact of adopting new accounting pronouncements, and the estimated timing and amount related to the resolution of tax matters. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include those risks described above. These risks are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Any forward-looking statements made by ITW speak only as of the date on which they are made. ITW is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, subsequent events or otherwise.

ITW practices fair disclosure for all interested parties. Investors should be aware that while ITW regularly communicates with securities analysts and other investment professionals, it is against ITW's policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that ITW agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

ITEM 1B. ***Unresolved Staff Comments***

Not applicable.

ITEM 2. ***Properties***

As of December 31, 2012, the Company operated the following plants and office facilities, excluding regional sales offices and warehouse facilities:

	Number Of Properties	Floor Space (In millions of square feet)		
		Owned	Leased	Total
Transportation	104	4.2	2.5	6.7
Power Systems & Electronics	115	5.5	2.0	7.5
Industrial Packaging	130	6.3	4.4	10.7
Food Equipment	46	3.2	0.6	3.8
Construction Products	89	3.1	1.0	4.1
Polymers & Fluids	103	3.6	1.9	5.5
All Other	179	6.0	3.4	9.4
Corporate	36	2.9	0.2	3.1
Total	802	34.8	16.0	50.8

The principal plants and office facilities outside of the U.S. are in Australia, Belgium, Brazil, Canada, China, Czech Republic, Denmark, France, Germany, Italy, Netherlands, Spain, Switzerland and the United Kingdom.

The Company's properties are primarily of steel, brick or concrete construction and are maintained in good operating condition. Production capacity, in general, currently exceeds operating levels. Capacity levels are somewhat flexible based on the number of shifts operated and on the number of overtime hours worked. The Company adds production capacity from time to time as required by increased demand. Additions to capacity can be made within a reasonable period of time due to the nature of the Company's businesses.

ITEM 3. ***Legal Proceedings***

Not applicable.

ITEM 4. ***Mine Safety Disclosures***

Not applicable.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. was listed on the New York Stock Exchange for 2012 and 2011. Quarterly market price and dividend data for 2012 and 2011 were as shown below:

	Market Price Per Share		Dividends Declared
	High	Low	Per Share
2012:			
Fourth quarter	$63.33	$58.20	$0.38
Third quarter	62.09	49.07	0.38
Second quarter	58.27	50.35	0.36
First quarter	58.24	47.42	0.36
2011:			
Fourth quarter	$49.92	$39.12	$0.36
Third quarter	59.27	40.82	0.36
Second quarter	58.79	52.09	0.34
First quarter	56.36	52.42	0.34

The approximate number of holders of record of common stock as of January 31, 2013 was 8,916. This number does not include beneficial owners of the Company's securities held in the name of nominees.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Illinois Tool Works Inc., the S&P 500 Index, the S&P Industrial Conglomerates Index, and the S&P Industrial Machinery Index



$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Illinois Tool Works Inc.
S&P 500
S&P Industrial Conglomerates
S&P Industrial Machinery

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Repurchases of Common Stock - On May 6, 2011, the Company's Board of Directors authorized a new stock repurchase program which provides for the buyback of up to $4 billion of the Company's common stock over an open-ended period of time (the "2011 Program"). Initial buybacks under the 2011 program of $79 million were made in the third quarter of 2011. Buybacks resumed with an additional $474 million of repurchases made in the first quarter of 2012, $526 million in the second quarter of 2012, $416 million in the third quarter of 2012, and an additional $604 million in the fourth quarter of 2012 as summarized in the table below. As of December 31, 2012, there was approximately $1.9 billion of authorized repurchases remaining under the 2011 Program.

Share repurchase activity under this program for the fourth quarter of 2012 was as follows:

In millions except per share amounts

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Value of Shares That May Yet Be Purchased Under Program
October 2012	2.2	$59.91	2.2	$2,371
November 2012 . . .	3.3	$60.58	3.3	$2,174
December 2012 . . .	4.4	$61.58	4.4	$1,901
Total	9.9		9.9	

ITEM 6. *Selected Financial Data*

In millions except per share amounts	2012	2011	2010	2009	2008
Operating revenues	$17,924	$17,787	$15,416	$13,573	$16,544
Income from continuing operations	2,495	2,017	1,452	969	1,624
Income from continuing operations per common share:					
Basic	5.31	4.10	2.90	1.94	3.13
Diluted	5.27	4.08	2.89	1.93	3.12
Total assets at year-end	19,309	17,984	16,412	15,811	15,204
Long-term debt at year-end	4,589	3,488	2,542	2,861	1,248
Cash dividends declared per common share	1.48	1.40	1.30	1.24	1.18

Certain reclassifications of prior years' data have been made to conform to current year reporting, including the elimination of the one-month lag effective January 1, 2011 for the reporting of the Company's international operations outside of North America (fiscal years 2010 and 2009 only), and discontinued operations as discussed below.

Prior to 2011, the Company's international operations outside of North America had a fiscal reporting period that began on December 1 and ended on November 30. Effective January 1, 2011, the Company eliminated the one-month lag for the reporting of its international operations outside of North America. As a result, the Company is now reporting both North American and international results on a calendar year basis. The Company determined that the elimination of the one-month reporting lag was preferable because the same period-end reporting date improves overall financial reporting as the impact of current events, economic conditions and global trends are consistently reflected in the financial statements of the North American and international businesses. The Company applied this change in accounting principle retrospectively to fiscal periods 2010 and 2009. Refer to the International Reporting Lag note in Item 8. Financial Statements and Supplementary Data for discussion of this change in accounting principle.

The Company periodically reviews its operations for businesses that may no longer be aligned with its long-term objectives. For businesses reported as discontinued operations in the statement of income, all related prior period income statement information has been restated to conform to the current year reporting of these businesses. Income (loss) from discontinued operations was $375 million, $54 million, $51 million, $4 million, and ($105 million) in the years 2012, 2011, 2010, 2009, and 2008, respectively. Refer to the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's discontinued operations.

On August 15, 2012, the Company entered into a definitive agreement (the "Investment Agreement") to divest a 51% majority interest in its Decorative Surfaces segment to certain funds managed by Clayton, Dubilier & Rice, LLC ("CD&R"). Under the terms of the Investment Agreement, the Company contributed the assets and stock of the Decorative Surfaces segment to a newly formed joint venture, Wilsonart International Holdings LLC ("Wilsonart"). The transaction closed on October 31, 2012, reducing the Company's ownership of Wilsonart to 49% immediately following the close of the transaction. The Company recorded a pre-tax gain of $933 million ($632 million after-tax) related to this transaction. The Company ceased consolidating the results of the Decorative Surfaces segment as of October 31, 2012 and now reports its 49% ownership interest in Wilsonart using the equity method of accounting. Effective November 1, 2012, the Company made changes to its management reporting structure and Decorative Surfaces is no longer a reportable segment of the Company. See the Divestiture of Majority Interest in Decorative Surfaces Segment note in Item 8. Financial Statements and Supplementary Data for further discussion of this transaction.

On January 1, 2009, the Company adopted new accounting guidance related to business combinations. The new accounting guidance requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. This new guidance also requires prospectively that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as post-acquisition expenses; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. Adoption of this guidance did not have a material impact on the Company's financial statements.

On January 1, 2009, the Company adopted new accounting guidance on fair value measurements for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The new accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and provides guidance for measuring fair values and the necessary disclosures. Adoption of this guidance did not have a material impact on the Company's financial statements.

Information on the comparability of results is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

INTRODUCTION

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with operations in 58 countries. As of December 31, 2012, these businesses are internally reported as 40 operating segments to senior management. The Company's 40 operating segments have been aggregated into the following seven external reportable segments: Transportation; Power Systems & Electronics; Industrial Packaging; Food Equipment; Construction Products; Polymers & Fluids; and All Other.

Due to the large number of diverse businesses and the Company's decentralized operating structure, the Company does not require its businesses to provide detailed information on operating results. Instead, the Company's corporate management collects data on several key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables and return on invested capital. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.

Management analyzes the Company's consolidated results of operations and the results of each segment by identifying the effects of changes in the results of the base businesses, newly acquired and recently divested companies, restructuring costs, goodwill and intangible asset impairment charges, and currency translation on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company's results of operations for more than 12 months. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue volume changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues. Changes in variable margins and overhead costs represent the estimated effect of non-volume related changes in base business operating income and may be driven by a number of factors, including changes in product mix, the cost of raw materials, labor and overhead, and pricing to customers. Selling price versus material cost comparisons represent the estimated net impact of increases or decreases in the cost of materials used in the Company's products versus changes in the selling price to the Company's customers. Management reviews these price versus cost comparisons by analyzing the net impact of changes to each segment's operating margin.

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's operations utilize the 80/20 process in various aspects of their businesses. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

INTERNATIONAL REPORTING CHANGE

Effective January 1, 2011, the Company eliminated the one-month lag for the reporting of its international operations outside of North America. As a result, the Company now reports both North American and international results on a calendar year basis. Prior to this, the international fiscal reporting period began on December 1st and ended on November 30th. The Company applied this change in accounting principle retrospectively to all prior financial statement periods presented. Refer to the International Reporting Lag note in Item 8. Financial Statements and Supplementary Data for discussion of the international reporting change.

DIVESTITURE OF MAJORITY INTEREST IN DECORATIVE SURFACES SEGMENT

On August 15, 2012, the Company entered into a definitive agreement (the "Investment Agreement") to divest a 51% majority interest in its Decorative Surfaces segment to certain funds managed by Clayton, Dubilier & Rice, LLC ("CD&R"). Under the terms of the Investment Agreement, the Company contributed the assets and stock of the Decorative Surfaces segment to a newly formed joint venture, Wilsonart International Holdings LLC ("Wilsonart"). The transaction closed on October 31, 2012, reducing the Company's ownership of Wilsonart to 49% immediately following the close of the transaction. The Company ceased consolidating the results of the Decorative Surfaces segment as of October 31, 2012 and now reports its 49% ownership interest in Wilsonart using the equity method of accounting. Effective November 1, 2012, the Company made changes to its management reporting structure and Decorative Surfaces is no longer a reportable segment of the Company. See the Divestiture of Majority Interest in Decorative Surfaces Segment note in Item 8. Financial Statements and Supplementary Data for further discussion of this transaction.

DISCONTINUED OPERATIONS

The Company periodically reviews its operations for businesses that may no longer be aligned with its long-term objectives. For businesses reported as discontinued operations in the statement of income, all related prior period income statement information has been restated to conform to the current year reporting of these businesses. Refer to the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's discontinued operations.

STRATEGIC REVIEW OF INDUSTRIAL PACKAGING SEGMENT

On February 19, 2013, the Company announced that it is initiating a review process to explore strategic alternatives for its Industrial Packaging segment, which may include a sale or spin-off of the business. The Company expects the review process will last through the remainder of 2013.

2011 AND 2012 SEGMENT CHANGES

The Company periodically makes changes to its management reporting structure to better align its businesses with Company objectives and operating strategies.

In the first quarter of 2011, the Company made certain changes in its management reporting structure that resulted in changes in some of the reportable segments. The pressure sensitive adhesives, and the static and contamination control reporting units were moved to the Power Systems & Electronics segment from the Polymers & Fluids and All Other segments, respectively. The changes in the reportable segments and underlying reporting units did not result in any goodwill impairment charges in the first quarter of 2011.

In the first quarter of 2012, the Company made certain changes in its management reporting structure that resulted in changes in some of the reportable segments. These changes primarily related to the industrial fasteners reporting unit, formerly in the All Other segment, moving to the Transportation segment; certain businesses in a Latin American reporting unit, formerly in the Polymers & Fluids segment, moving to the Transportation segment; and a worldwide insulation reporting unit, formerly in the Industrial Packaging segment, moving to the Power Systems & Electronics segment. The changes in the reportable segments and underlying reporting units did not result in any goodwill impairment charges in the first quarter of 2012.

The prior period segment results have been restated to conform to the current year reporting of these businesses.

CONSOLIDATED RESULTS OF OPERATIONS

The Company's consolidated results of operations for 2012, 2011 and 2010 are summarized as follows:

Dollars in millions	2012	2011	2010
Operating revenues	$17,924	$17,787	$15,416
Operating income	2,847	2,731	2,254
Margin %	15.9%	15.4%	14.6%

In 2012 and 2011, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2012 Compared to 2011			2011 Compared to 2010		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	1.7%	4.6%	0.4%	7.5%	21.0%	1.9%
Changes in variable margins and overhead costs	—	4.4	0.7	—	(4.9)	(0.7)
	1.7	9.0	1.1	7.5	16.1	1.2
Acquisitions	3.1	0.6	(0.4)	4.9	2.3	(0.4)
Divestitures	(1.4)	(0.9)	0.1	(0.1)	—	—
Restructuring costs	—	(1.9)	(0.3)	—	(0.6)	(0.1)
Impairment of goodwill and intangibles	—	(0.1)	—	—	—	—
Translation	(2.7)	(2.5)	—	3.1	3.4	0.1
Other	0.1	—	—	—	—	—
	0.8%	4.2%	0.5%	15.4%	21.2%	0.8%

Operating Revenues

Revenues increased 0.8% in 2012 versus 2011 primarily due to higher base revenues and revenues from acquisitions, partially offset by the unfavorable effect of currency translation and the reduction of revenues due to divestitures. Base revenues increased 1.7% in 2012 versus 2011 as North American economic conditions were stronger than the European and Asia Pacific economic environments. North American base revenues increased 4.3% in 2012 versus 2011. International base revenues decreased 1.1% as Europe decreased 2.3% in 2012 versus 2011 primarily driven by weakness in Southern Europe. Asia Pacific base revenues increased 1.3% in 2012 versus 2011 primarily due to growth in India. Acquisitions contributed 3.1% to revenues primarily due to the purchase of a manufacturer of specialty devices used to measure the flow of gases and fluids in the first quarter of 2012 and a thermal processing and environmental equipment manufacturer purchased in the third quarter of 2011. Currency translation resulted in a 2.7% decline in revenues primarily due to a weaker Euro versus the year ago period. Divestitures reduced revenues by 1.4% primarily due to only ten months of operating results for the Decorative Surfaces segment in 2012 versus twelve months of operating results in 2011 as the Company divested a 51% interest in the Decorative Surfaces segment on October 31, 2012, and the segment was deconsolidated as of that date.

Revenues increased 15.4% in 2011 versus 2010 primarily due to higher base revenues, revenues from acquisitions, and the favorable impact of currency translation. Base revenues increased 7.5% in 2011 versus 2010 as worldwide economic conditions strengthened. North American and international base revenues increased 8.7% and 6.1%, respectively, in 2011 versus 2010. Base revenues in Europe and Asia Pacific increased 5.9% and 5.4%, respectively, in 2011 versus 2010; however, European economic conditions slowed in the second half of the year. End markets associated with welding, transportation and test and measurement businesses showed strength in 2011. Acquisitions contributed 4.9% to revenues primarily due to a North American automotive aftermarket business purchased in the first quarter of 2011, a South American chemical products manufacturer purchased in the fourth quarter of 2010, and a North American packaging business purchased in the second quarter of 2011. Currency translation resulted in a 3.1% increase in revenues primarily due to a stronger Euro and Australian dollar versus the year ago period.

Operating Income

Operating income increased 4.2% in 2012 versus 2011 primarily due to the positive operating leverage effects of the base revenue increase noted above and improved variable margins. Currency translation resulted in a 2.5% decline in operating income primarily due to a weaker Euro versus the year ago period. Higher restructuring expenses due to increased cost reduction activities also negatively impacted operating income by 1.9%. Base margins increased 110 basis points primarily due to improved variable margins and the positive operating leverage effect of the increase in base revenues noted above. Changes in variable margins and overhead costs improved base margins 70 basis points primarily due to the favorable effect of selling price versus material cost comparisons of 50 basis points and benefits of restructuring projects. The increase in base margins was partially offset by a 40 basis point decline related to acquisitions, primarily due to amortization expense related to intangible assets. Restructuring expenses diluted total operating margins by 30 basis points primarily due to restructuring activities related to continued improvements in operating structure and efficiencies.

Operating income increased 21.2% in 2011 versus 2010 primarily due to the positive operating leverage effects of the base revenue increase noted above, the favorable effect of currency translation and income from acquisitions, partially offset by weaker variable margins. Currency translation resulted in a 3.4% increase in operating income primarily due to a stronger Euro and Australian dollar versus the year ago period. Base margins increased 120 basis points due to the positive operating leverage effect of the increase in base revenues, partially offset by changes in variable margins and overhead costs of 70 basis points, which was primarily due to the negative impact of selling price versus material cost comparisons of 60 basis points. Acquisitions diluted total operating margins by 40 basis points primarily due to amortization expense related to intangible assets.

RESULTS OF OPERATIONS BY SEGMENT

The reconciliation of segment operating revenues and operating income to total operating revenues and operating income is as follows:

	Operating Revenues		
In millions	**2012**	**2011**	**2010**
Transportation	$ 3,550	$ 3,444	$ 2,839
Power Systems & Electronics	3,151	2,988	2,518
Industrial Packaging	2,412	2,463	2,123
Food Equipment	1,939	1,985	1,860
Construction Products	1,902	1,959	1,753
Polymers & Fluids	1,230	1,250	1,001
All Other	2,883	2,690	2,407
Intersegment revenues	(64)	(76)	(77)
Total Segments	17,003	16,703	14,424
Decorative Surfaces	921	1,084	992
Total	$17,924	$17,787	$15,416

	Operating Income		
In millions	**2012**	**2011**	**2010**
Transportation	$ 560	$ 539	$ 427
Power Systems & Electronics	643	605	493
Industrial Packaging	282	249	208
Food Equipment	324	304	255
Construction Products	200	225	192
Polymers & Fluids	195	188	167
All Other	521	489	395
Total Segments	2,725	2,599	2,137
Decorative Surfaces	122	132	117
Total	$ 2,847	$ 2,731	$ 2,254

TRANSPORTATION

Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products and services include:

- plastic and metal components, fasteners and assemblies for automobiles, light trucks and other industrial uses;
- fluids, polymers and other supplies for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair;
- polyester coatings and patch and repair products for the marine industry; and
- truck remanufacturing and related parts and service.

In 2012, this segment primarily served the automotive original equipment manufacturers and tiers (53%) and automotive aftermarket (31%) markets.

The results of operations for the Transportation segment for 2012, 2011 and 2010 were as follows:

Dollars in millions	2012	2011	2010
Operating revenues	$3,550	$3,444	$2,839
Operating income	560	539	427
Margin %	15.8%	15.7%	15.0%

In 2012 and 2011, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2012 Compared to 2011			2011 Compared to 2010		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	3.5%	8.0%	0.7%	9.7%	23.3%	1.9%
Changes in variable margins and overhead costs	—	(0.9)	(0.2)	—	(6.0)	(0.8)
	3.5	7.1	0.5	9.7	17.3	1.1
Acquisitions and divestitures	2.4	1.5	(0.1)	9.2	7.4	(0.3)
Restructuring costs	—	(1.5)	(0.2)	—	(1.5)	(0.2)
Impairment of goodwill and intangibles	—	—	—	—	—	—
Translation	(2.8)	(3.3)	(0.1)	2.4	3.0	0.1
Other	—	—	—	—	—	—
	3.1%	3.8%	0.1%	21.3%	26.2%	0.7%

Operating Revenues

Revenues increased 3.1% in 2012 versus 2011 primarily due to the increase in base business and revenues from acquisitions, partially offset by the unfavorable effect of currency translation. Worldwide automotive base revenues increased 9.4% in 2012 versus 2011 primarily due to an increase in worldwide auto builds of approximately 6%, favorable customer mix and product penetration gains in Europe, and growing product penetration with automotive original equipment manufacturers in China. The automotive aftermarket base business declined 4.1% in 2012 versus 2011 primarily due to the loss of a major product line with a key customer and decreased demand for car care products in Europe, partially offset by higher demand in the U.S. Base revenues for the truck remanufacturing and related parts and service business increased 4.0% over the prior year primarily due to strong energy development activity that increased consumer demand in North America. The increase in acquisition revenue was primarily due to the purchase of a North American automotive aftermarket business in the first quarter of 2011 and a European automotive aftermarket business in the third quarter of 2011.

Revenues increased 21.3% in 2011 versus 2010 primarily due to the increase in base business, revenues from acquisitions and the favorable effect of currency translation. Worldwide automotive base revenues increased 10.3% in 2011 versus 2010 primarily due to an increase in worldwide auto builds of 3% and improved product penetration in European and Asian markets. The truck remanufacturing and related parts and service business increased 19.7% over the prior year due to increased demand in North America and Canada related to oil and gas exploration. Automotive aftermarket base business increased 3.7% over the prior year. The increase in acquisition revenue was primarily due to the purchase of a North American automotive aftermarket business in the first quarter of 2011.

Operating Income

Operating income increased 3.8% in 2012 versus 2011 primarily due to the positive operating leverage effect of the base revenue increase noted above and income from acquisitions, partially offset by the unfavorable effect of currency translation and higher restructuring expenses. Base margins increased 50 basis points primarily due to the positive operating leverage effect of the increase in base revenues described above, partially offset by changes in variable margins and overhead costs. Improvements in variable margins were primarily due to the favorable impact of selling price versus material cost comparisons of 40 basis points, which were more than offset by higher overhead costs of 60 basis points, including costs related to business expansion in China. The increase in total base margins was partially offset by a 20 basis point operating margin decline due to the higher restructuring expenses noted above.

Operating income increased 26.2% in 2011 versus 2010 primarily due to the positive operating leverage effects of the base revenue increase noted above, income from acquisitions and the favorable effect of currency translation, partially offset by lower variable margins and higher overhead costs. Base margins increased 110 basis points primarily due to the positive operating leverage effect of the increase in base revenues described above, partially offset by the negative impact of selling price versus material cost comparisons of 80 basis points. Acquisitions diluted total operating margins by 30 basis points primarily due to amortization expense related to intangible assets.

POWER SYSTEMS & ELECTRONICS

Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging;
- static and contamination control equipment;
- airport ground support equipment;
- pressure sensitive adhesives and components for telecommunications, electronics, medical and transportation applications; and
- metal jacketing and other insulation products.

In 2012, this segment primarily served the general industrial (43%), electronics (17%) and construction (8%) markets.

The results of operations for the Power Systems & Electronics segment for 2012, 2011 and 2010 were as follows:

Dollars in millions	2012	2011	2010
Operating revenues	$3,151	$2,988	$2,518
Operating income	643	605	493
Margin %	20.4%	20.2%	19.6%

In 2012 and 2011, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2012 Compared to 2011			2011 Compared to 2010		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	3.8%	7.6%	0.8%	12.0%	24.9%	2.2%
Changes in variable margins and overhead costs	—	1.5	0.3	—	(2.7)	(0.5)
	3.8	9.1	1.1	12.0	22.2	1.7
Acquisitions and divestitures	3.0	(0.7)	(0.7)	4.3	(1.0)	(0.9)
Restructuring costs	—	(1.2)	(0.2)	—	(0.6)	(0.1)
Impairment of goodwill and intangibles	—	(0.1)	—	—	—	—
Translation	(1.3)	(0.9)	—	2.4	2.1	(0.1)
Other	—	—	—	—	—	—
	5.5%	6.2%	0.2%	18.7%	22.7%	0.6%

Operating Revenues

Revenues increased 5.5% in 2012 versus 2011 due to growth in base business and revenues from acquisitions, partially offset by the unfavorable effect of currency translation. Worldwide welding base revenues increased 6.8% in 2012 versus 2011, but softened in the fourth quarter, as worldwide revenues declined 1.2% in the fourth quarter, largely due to an 11.7% decline in the international welding base business. North American welding base revenues increased 10.2% in 2012 versus 2011 due to growth in oil and gas end markets for the full year and increased sales to heavy equipment OEM's in the first half of 2012, with slowed growth in heavy equipment OEM demand in the second half of the year. Base revenues for the international welding businesses decreased 2.1% in 2012 versus 2011 primarily due to a weak Chinese shipbuilding end market, partially offset by growth in Asian and European oil and gas markets. Base revenues for the electronics businesses increased 0.5% mainly due to base revenue growth of 8.0% in the electronics assembly businesses driven by strong order rates from a key electronics customer, partially offset by a 4.1% decline in the other electronics businesses as consumer demand for basic cell phones and computers was weaker. Acquisition revenue was primarily due to the purchase of a thermal processing and environmental equipment manufacturer in the third quarter of 2011.

Revenues increased 18.7% in 2011 versus 2010 due to growth in base business, revenues from acquisitions and the favorable effect of currency translation. Worldwide welding base revenues increased 19.5% in 2011 versus 2010. North American welding base revenues increased 22.4% due to improvements in a number of industrial-based end markets. In particular, increased sales in the oil and gas end market as well as sales to heavy equipment OEM's and other manufacturers helped drive base revenues. Base revenues for the international welding businesses increased 11.9% in 2011 versus 2010 primarily due to growth in European and Asian oil and gas and infrastructure-related end markets. Base revenues for the electronics businesses increased 1.3% mainly due to base revenue growth of 6.3% in the electronics assembly businesses, though end markets significantly slowed for these businesses in the fourth quarter of 2011. Base revenues for the other electronics businesses decreased 1.3% due to weakening end markets and softer consumer demand. Acquisition revenue was primarily due to the purchase of a thermal processing and environmental equipment manufacturer in the third quarter of 2011 and an automated welding systems business in the fourth quarter of 2010.

Operating Income

Operating income increased 6.2% in 2012 versus 2011 primarily due to the favorable operating leverage effect of the growth in base revenues and improved variable margins, partially offset by higher restructuring expenses due to increased cost reduction activities and the unfavorable impact of currency translation. Base margins increased 110 basis points in 2012 versus 2011 primarily due to the favorable operating leverage effect of the growth in base business of 80 basis points and changes in variable margins and overhead costs. The changes in variable margins and overhead costs increased base margins by 30 basis points primarily due to the positive impact of selling price versus material cost comparisons of 90 basis points, partially offset by higher overhead costs, including investments in emerging markets related to the oil and gas businesses. Acquisitions diluted total operating margins by 70 basis points in 2012 versus 2011 primarily due to lower operating margins and the impact of intangible asset amortization from acquisitions made within the past year.

Operating income increased 22.7% in 2011 versus 2010 primarily due to the favorable operating leverage effect of the growth in base revenues and the favorable impact of currency translation, partially offset by lower variable margins. Base margins increased 170 basis points primarily due to the favorable operating leverage effect of the growth in base revenues, partially offset by the negative impact of selling price versus material cost comparisons of 40 basis points. Acquisitions diluted total operating margins by 90 basis points versus the prior year, primarily due to the impact of intangible asset amortization.

INDUSTRIAL PACKAGING

Businesses in this segment produce steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment; and
- paper and plastic products that protect goods in transit.

In 2012, this segment primarily served the general industrial (27%), primary metals (22%), food and beverage (10%) and construction (9%) markets.

The results of operations for the Industrial Packaging segment for 2012, 2011 and 2010 were as follows:

Dollars in millions	2012	2011	2010
Operating revenues	$2,412	$2,463	$2,123
Operating income	282	249	208
Margin %	11.7%	10.1%	9.8%

In 2012 and 2011, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2012 Compared to 2011			2011 Compared to 2010		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	0.4%	1.6%	0.1%	9.2%	36.9%	2.5%
Changes in variable margins and overhead costs	—	16.4	1.7	—	(23.0)	(2.1)
	0.4	18.0	1.8	9.2	13.9	0.4
Acquisitions and divestitures	1.4	1.3	—	3.0	3.1	—
Restructuring costs	—	(1.3)	(0.1)	—	(2.5)	(0.2)
Impairment of goodwill and intangibles	—	—	—	—	—	—
Translation	(3.8)	(4.6)	(0.1)	3.8	5.2	0.1
Other	—	—	—	—	—	—
	(2.0)%	13.4%	1.6%	16.0%	19.7%	0.3%

Operating Revenues

Revenues decreased 2.0% in 2012 versus 2011 due to the unfavorable effect of currency translation, which more than offset revenues from acquisitions and an increase in base revenues. The increase in acquisition revenue was primarily due to the purchase of a European protective packaging business in the fourth quarter of 2011 and a North American protective packaging business in the second quarter of 2011. Total North American base revenues increased 3.4% in 2012 versus 2011, while international base revenues declined 1.9% over the same period. Base revenues were virtually flat for the North American strapping and equipment businesses due to unfavorable selling prices and lower equipment sales, partially offset by increased sales volume in steel and plastic strapping. Base revenues for the international strapping and equipment businesses decreased 3.4%, primarily due to a slowdown in consumable sales in the European steel and lumber markets. Worldwide stretch packaging base revenues increased 4.9% in 2012 versus 2011 primarily due to increased equipment sales in North America and Europe and consumable sales to agricultural customers in Europe, while worldwide protective packaging grew 3.2% over the same period primarily due to increased product penetration.

Revenues increased 16.0% in 2011 versus 2010 due to the increase in base revenues, the favorable effect of currency translation and revenues from acquisitions. Base revenues for the North American strapping and equipment businesses increased 11.6% in 2011 versus 2010 largely due to higher steel and plastic strapping prices and increased equipment sales. Base revenues for the international strapping and equipment businesses grew 7.0% primarily due to higher strapping prices and higher equipment sales. Base revenues for stretch packaging worldwide increased 14.0% in 2011 versus 2010 and worldwide protective packaging grew 7.9% over the prior period. The increase in acquisition revenue was primarily due to the purchase of a protective packaging business in the second quarter of 2011.

Operating Income

Operating income increased 13.4% in 2012 versus 2011 primarily due to lower operating expenses, partially offset by the unfavorable impact of currency translation. Base operating margins increased 180 basis points primarily due to changes in variable margins and overhead costs. The changes in variable margins and overhead costs increased base margins by 170 basis points primarily due to the positive impact of selling price versus material cost comparisons of 70 basis points, the benefits of restructuring projects, primarily within the strapping business, and other overhead cost reductions.

Operating income increased 19.7% in 2011 versus 2010 primarily due to the increase in base revenues, the favorable impact of currency translation and income from acquisitions, partially offset by lower variable margins and higher restructuring expenses. Base operating margins increased 40 basis points primarily due to the positive operating leverage effect of the increase in base revenues of 250 basis points, partially offset by changes in variable margins and overhead costs. The changes in variable margins and overhead costs decreased base margins by 210 basis points, primarily due to unfavorable selling price versus material cost comparisons of 110 basis points and higher operating expenses in North America.

FOOD EQUIPMENT

Businesses in this segment produce commercial food equipment and provide related service.

In the Food Equipment segment, products and services include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales;
- kitchen exhaust, ventilation and pollution control systems; and
- food equipment service, maintenance and repair.

In 2012, this segment primarily served the food institutional/restaurant (42%), service (38%) and food retail (16%) markets.

The results of operations for the Food Equipment segment for 2012, 2011 and 2010 were as follows:

Dollars in millions	2012	2011	2010
Operating revenues	$1,939	$1,985	$1,860
Operating income	324	304	255
Margin %	16.7%	15.3%	13.7%

In 2012 and 2011, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2012 Compared to 2011			2011 Compared to 2010		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	0.6%	1.7%	0.2%	2.8%	8.9%	0.8%
Changes in variable margins and overhead costs	—	8.3	1.2	—	10.6	1.4
	0.6	10.0	1.4	2.8	19.5	2.2
Acquisitions and divestitures	—	—	—	1.2	(0.4)	(0.2)
Restructuring costs	—	—	—	—	(3.0)	(0.4)
Impairment of goodwill and intangibles	—	(0.3)	—	—	—	—
Translation	(2.9)	(3.0)	—	2.7	3.0	—
Other	—	—	—	—	—	—
	(2.3)%	6.7%	1.4%	6.7%	19.1%	1.6%

Operating Revenues

Revenues decreased 2.3% in 2012 versus 2011 due to the unfavorable effect of currency translation, which more than offset the growth in base business. North American base revenues increased 3.0% in 2012 versus 2011 as equipment revenues increased 2.7% and service revenues increased 3.6%. The increase in equipment revenues was driven by growth in certain institutional, restaurant and retail markets, but declined in the fourth quarter of 2012, largely due to slower demand from institutional customers in budget constrained sectors. The increase in service revenues was partly due to expanded service capabilities and improved market penetration. International base revenues decreased 2.0% in 2012 versus 2011 as equipment revenues decreased 4.2%, driven by lower European sales in the cooking businesses, partially offset by product penetration gains in China and Brazil. International service revenues increased 3.4% driven by sales in Europe due to expanded service capabilities.

Revenues increased 6.7% in 2011 versus 2010 due to the growth in base business, the favorable effect of currency translation and revenues from acquisitions. North American food equipment base revenues increased 3.9% in 2011 versus 2010 as equipment revenues increased 4.6% and service revenues grew 2.7%. Equipment revenues increased primarily due to better, but still modest growth in the casual dining restaurant category, partially offset by weakness in institutional categories where government budgets were constrained. International base revenues increased 1.7% for the period as equipment revenues increased 1.0% and service revenues increased 3.3%. Growth in Asian and Latin American revenues was partially offset by lower European sales in 2011 versus 2010. The increase in acquisition revenue was primarily due to the purchase of a European food equipment business in the third quarter of 2010.

Operating Income

Operating income increased 6.7% in 2012 versus 2011 primarily due to improved variable margins and productivity improvements, partially offset by the unfavorable effect of currency translation. Base operating margins increased 140 basis points primarily due to changes in variable margins and overhead costs. The changes in variable margins and overhead costs increased base margins by 120 basis points in 2012 versus 2011, primarily due to the positive impact of selling price versus material cost comparisons of 60 basis points and a 50 basis point improvement from lower operating expenses due to productivity improvements in North America and Europe.

Operating income increased 19.1% in 2011 versus 2010 primarily due to lower operating expenses, the increase in base revenues and the favorable effect of currency translation, partially offset by higher restructuring expenses. Base business margins increased 220 basis points primarily due to lower operating expenses and adjustments related to a European business in 2010, and the positive operating leverage effect of the increase in base revenues of 80 basis points noted above. Higher restructuring expenses in 2011 versus 2010 decreased total operating margins by 40 basis points.

CONSTRUCTION PRODUCTS

Businesses in this segment produce construction fastening systems and truss products.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood and metal applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

In 2012, this segment primarily served the residential construction (44%), renovation construction (26%), and commercial construction (25%) markets.

The results of operations for the Construction Products segment for 2012, 2011 and 2010 were as follows:

Dollars in millions	2012	2011	2010
Operating revenues	$1,902	$1,959	$1,753
Operating income	200	225	192
Margin %	10.5%	11.5%	11.0%

In 2012 and 2011, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2012 Compared to 2011			2011 Compared to 2010		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(0.5)%	(1.9)%	(0.2)%	2.7%	10.7%	0.9%
Changes in variable margins and overhead costs	—	(0.7)	—	—	(7.4)	(0.8)
	(0.5)	(2.6)	(0.2)	2.7	3.3	0.1
Acquisitions and divestitures	0.2	1.8	0.2	3.0	0.1	(0.3)
Restructuring costs	—	(8.4)	(1.0)	—	4.4	0.5
Impairment of goodwill and intangibles	—	—	—	—	—	—
Translation	(2.6)	(2.1)	—	6.0	9.5	0.3
Other	—	—	—	—	0.1	(0.1)
	(2.9)%	(11.3)%	(1.0)%	11.7%	17.4%	0.5%

Operating Revenues

Revenues decreased 2.9% in 2012 versus 2011 primarily due to the negative impact of currency translation and lower base revenues. International base revenues declined 3.4% in 2012 versus 2011 as European base revenues declined 5.1% due to lower sales of consumable products driven by a slowdown in construction activity in all European end markets. Base revenues in Asia Pacific declined 1.4% in 2012 versus 2011 primarily due to lower renovation and commercial construction activity in Australia and New Zealand. In North America, base revenue growth for residential, renovation and commercial construction was 9.5%, 5.6% and 4.1%, respectively. The North American base revenue increase was driven by improved U.S. housing starts as well as a modest increase in commercial construction square footage activity.

Revenues increased 11.7% in 2011 versus 2010 primarily due to the favorable effect of currency translation, revenues from acquisitions and an increase in base revenues. The increase in acquisition revenue was primarily due to the purchase of a European retail distribution business in the second quarter of 2010 and a North American fastener business in the second quarter of 2011. European base revenues increased 7.2% due to improved conditions in commercial construction in the first half of the year; however, the rate of growth moderated in the second half of the year compared to early 2011. North American base revenues increased 2.3% primarily due to price increases implemented to offset higher steel prices, partially offset by the one-time licensing agreement settlement in the commercial construction business that positively impacted revenues in 2010. In

North America, renovation base revenue growth was 5.5%, residential base revenue growth was 2.7% and commercial construction base revenue declined 3.0%. North American base revenue was impacted by 1% growth in remodeling expenditures, 3% annualized growth in U.S. housing starts as well as a 2% decline in commercial construction square footage activity. Base revenues for the Asia-Pacific region declined 1.7% as market conditions in the Australian residential construction market progressively softened throughout the year.

Operating Income

Operating income decreased 11.3% in 2012 versus 2011 primarily due to higher restructuring expenses, the unfavorable impact of currency translation and lower base revenues, partially offset by income from acquisitions. Total base margins decreased 20 basis points in 2012 versus 2011 due to the negative operating leverage effect of the decrease in base revenues. The impact of changes in variable margins and overhead costs on total base margins was flat in 2012 versus 2011, as the favorable impact of selling price versus material cost comparisons of 20 basis points was offset by higher operating expenses in Europe. Restructuring expenses reduced total operating margins by 100 basis points due to increased cost reduction activities worldwide.

Operating income increased 17.4% in 2011 versus 2010 primarily due to the positive operating leverage effect from the increase in base revenues described above, the favorable effect of currency translation, and lower restructuring expenses. Base margins increased 10 basis points versus the prior year primarily due to the favorable operating leverage effect of the increase in base revenues, partially offset by a one-time licensing agreement settlement in the commercial construction business that favorably affected margins in 2010, and the negative impact of selling price versus material cost comparisons of 30 basis points.

POLYMERS & FLUIDS

Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids, and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids which clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications; and
- hand wipes and cleaners for industrial applications.

In 2012, this segment primarily served the general industrial (33%), construction (14%) and maintenance, repair and operations, or "MRO", (18%) markets.

The results of operations for the Polymers & Fluids segment for 2012, 2011 and 2010 were as follows:

Dollars in millions	2012	2011	2010
Operating revenues	$1,230	$1,250	$1,001
Operating income	195	188	167
Margin %	15.8%	15.0%	16.7%

In 2012 and 2011, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2012 Compared to 2011			2011 Compared to 2010		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	(3.1)%	(9.0)%	(0.9)%	4.7%	12.4%	1.2%
Changes in variable margins and overhead costs	—	16.9	2.6	—	(9.2)	(1.4)
	(3.1)	7.9	1.7	4.7	3.2	(0.2)
Acquisitions and divestitures	6.1	1.2	(0.8)	16.2	8.7	(0.9)
Restructuring costs	—	(1.2)	(0.2)	—	(3.5)	(0.6)
Impairment of goodwill and intangibles	—	—	—	—	—	—
Translation	(4.6)	(4.2)	0.1	4.0	4.2	—
Other	—	—	—	—	—	—
	(1.6)%	3.7%	0.8%	24.9%	12.6%	(1.7)%

Operating Revenues

Revenues decreased 1.6% in 2012 versus 2011 primarily due to the negative effect of currency translation and a decrease in base revenues, partially offset by revenues from acquisitions. Worldwide base revenues for the polymers and hygiene businesses decreased 4.0% in 2012 versus 2011 primarily driven by a decrease in European sales, especially in Spain, and from exiting low margin business. Worldwide base revenues for the fluids business decreased 1.4% in 2012 versus 2011 primarily due to decreased sales in Europe, partially offset by modest growth in North America and Brazil. The increase in acquisition revenue was primarily due to the purchase of a manufacturer of advanced technology silicone materials in the second quarter of 2012 and a European specialty chemical business in the first quarter of 2012.

Revenues increased 24.9% in 2011 versus 2010 primarily due to revenues from acquisitions, an increase in base revenues and the favorable effect of currency translation. Acquisition revenue was primarily the result of the purchase of a Latin American fluids business and a European polymers business in the fourth quarter of 2010. End market demand was stronger in North America and Asia Pacific but weaker in Europe. Total base revenues for the polymers businesses increased 2.7% while the fluids businesses increased 6.2% in 2011 versus 2010. North American base revenues increased 7.4% and European base revenues increased 3.2%, while Asia-Pacific base revenues increased 5.0% primarily due to growth in China.

Operating Income

Operating income increased 3.7% in 2012 versus 2011 primarily due to improvements in variable margins and income from acquisitions, partially offset by the decrease in base revenues noted above, the unfavorable effect of currency translation, and higher restructuring expenses. Total base margins increased 170 basis points versus last year primarily due to changes in variable margins and overhead costs of 260 basis points, partially offset by the impact of the decrease in base revenues noted above. The positive impact from changes in variable margins and overhead costs was primarily due to the favorable impact of selling price versus material cost comparisons of 90 basis points, lower overhead costs of 110 basis points primarily due to the benefits of restructuring projects, and the loss on an international polymers contract that negatively impacted margins in 2011. Acquisitions diluted total operating margins by 80 basis points primarily due to the impact of intangible asset amortization from acquisitions made within the past year.

Operating income increased 12.6% in 2011 versus 2010 primarily due to the increase in base revenues, income from acquisitions and the favorable effect of currency translation, partially offset by higher operating costs and restructuring expenses. Base margins declined 20 basis points versus the prior year primarily due to the negative impact of selling price versus material cost comparisons of 90 basis points and a loss on an international polymers contract, partially offset by the positive operating leverage effect of the increase in base revenues. Acquisitions diluted total operating margins by 90 basis points primarily due to the impact of intangible asset amortization.

ALL OTHER

This segment includes all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials, structures, gases and fluids;
- plastic reclosable packaging for consumer food storage;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic and metal fasteners and components for appliances;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables; and
- line integration, conveyor systems and line automation for the food and beverage industries.

In 2012, this segment primarily served the general industrial (27%), food and beverage (21%), consumer durables (12%), and food retail/service (4%) markets.

The results of operations for the All Other segment for 2012, 2011 and 2010 were as follows:

Dollars in millions	2012	2011	2010
Operating revenues	$2,883	$2,690	$2,407
Operating income	521	489	395
Margin %	18.1%	18.2%	16.4%

In 2012 and 2011, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2012 Compared to 2011			2011 Compared to 2010		
	% Increase (Decrease)		% Point Increase (Decrease)	% Increase (Decrease)		% Point Increase (Decrease)
	Operating Revenues	Operating Income	Operating Margins	Operating Revenues	Operating Income	Operating Margins
Base business:						
Revenue change/Operating leverage	2.9%	7.2%	0.7%	6.9%	19.3%	1.9%
Changes in variable margins and overhead costs	—	4.9	0.9	—	1.1	0.2
	2.9	12.1	1.6	6.9	20.4	2.1
Acquisitions and divestitures	6.5	(0.9)	(1.3)	2.9	1.0	(0.3)
Restructuring costs	—	(2.2)	(0.4)	—	—	—
Impairment of goodwill and intangibles	—	—	—	—	0.3	—
Translation	(2.2)	(2.3)	—	2.0	2.1	—
Other	—	—	—	—	—	—
	7.2%	6.7%	(0.1)%	11.8%	23.8%	1.8%

Operating Revenues

Revenues increased 7.2% in 2012 versus 2011 due to revenues from acquisitions and an increase in base business, partially offset by the unfavorable effect of currency translation. Acquisition revenue was primarily due to the first quarter 2012 purchase of a manufacturer of specialty devices used to measure the flow of gases and fluids. Base revenues increased 7.2% for the worldwide test and measurement businesses primarily due to increased equipment orders in North America, Europe, and China, and a one-time sale of equipment to a consumer electronics customer. Base revenues for the consumer packaging businesses were virtually flat as increased sales in both the global packaging solutions business and plastics and security business were offset by lower sales related to the reclosable packaging business and the worldwide foils and transfer ribbon business. Worldwide appliance base revenue growth was 8.0% primarily due to market penetration and improved customer demand in North America in 2012 versus 2011.

Revenues increased 11.8% in 2011 versus 2010 due to an increase in base business revenues, revenues from acquisitions and the favorable effect of currency translation. Acquisition revenue was primarily due to the purchase of a test and measurement business in the fourth quarter of 2010, a heat transfer business in the second quarter of 2011, and a plastics and security business in the second quarter of 2010. Base business revenues for the test and measurement businesses increased 15.5% due to increased equipment orders both internationally and in North America. Growing worldwide product regulatory standards contributed to growth in these businesses. Base revenues for the consumer packaging business increased 4.7% in 2011 versus 2010 due to growth in the beverage packaging solutions, decorating equipment and marking and labels businesses. Base revenues for the worldwide appliance businesses declined 9.1% due to prolonged construction-associated weakness in the appliance end market.

Operating Income

Operating income increased 6.7% in 2012 versus 2011 primarily due to the growth in base revenues and improved variable margins, partially offset by the unfavorable impact of currency translation, higher restructuring expenses, and the loss of income due to divestitures partially offset by income from acquisitions. Total base margins increased 160 basis points primarily due to changes in variable margins and overhead costs of 90 basis points and the increase in base revenues noted above. The positive impact from changes in variable margins and overhead costs was primarily due to favorable selling price versus material cost comparisons of 40 basis points and other variable margin improvements of 40 basis points primarily due to product mix. Acquisitions (net of divestitures) diluted total operating margins by 130 basis points primarily due to amortization expense related to intangible assets from acquisitions made within the past year. Higher restructuring expenses decreased operating margins by 40 basis points due to increased cost reduction activities in 2012.

Operating income increased 23.8% in 2011 versus 2010 primarily due to the growth in base revenues. Base margins increased 210 basis points primarily due to the positive operating leverage effect from the increase in base revenues of 190 basis points and changes in variable margins and overhead costs of 20 basis points. The positive impact from changes in variable margins and overhead costs was primarily due to the benefits from past restructuring projects. Acquisitions (net of divestitures) diluted total operating margins by 30 basis points in 2011.

DECORATIVE SURFACES

The Decorative Surfaces business produces decorative high-pressure laminate surfacing materials for furniture, office and retail space, countertops, worktops and other applications. Principal end markets served include commercial, renovation and residential construction.

On August 15, 2012, the Company entered into the Investment Agreement to divest a 51% majority interest in its Decorative Surfaces segment to certain funds managed by CD&R. Under the terms of the Investment Agreement, the Company contributed the assets and stock of the Decorative Surfaces segment to a newly formed joint venture, Wilsonart. The transaction closed on October 31, 2012, reducing the Company's ownership of Wilsonart to 49% immediately following the close of the transaction. The Company ceased consolidating the results of the Decorative Surfaces segment as of October 31, 2012 and now reports its 49% ownership interest in Wilsonart using the equity method of accounting. Effective November 1, 2012, the Company made changes to its management reporting structure and Decorative Surfaces is no longer a reportable segment of the Company. See the Divestiture of Majority Interest in Decorative Surfaces Segment note in Item 8. Financial Statements and Supplementary Data for further discussion of this transaction.

Historical operating results of Decorative Surfaces for 2012, 2011 and 2010 were as follows:

In millions	For the Ten Months Ended October 31, 2012	For the Twelve Months Ended December 31, 2011	2010
Operating revenues	$921	$1,084	$992
Operating income	122	132	117
Margin %	13.3%	12.2%	11.8%

Revenues declined 15.0% and operating income decreased 7.5% in 2012 versus 2011 due to there being only ten months of operating results in 2012 versus twelve months of operating results in 2011 as the Company divested a 51% interest in the Decorative Surfaces segment on October 31, 2012.

Revenues increased 9.3% in 2011 versus 2010 primarily due to the increase in base revenues and the favorable effect of currency translation. Operating income increased 12.8% in 2011 versus 2010 primarily due to the increase in base revenues, lower restructuring expenses and the favorable effect of currency translation, partially offset by higher operating costs.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets increased to $288 million in 2012 from $255 million in 2011, due to newly acquired businesses, most notably a manufacturer of specialty devices used to measure the flow of gases and fluids in the All Other segment acquired in the beginning of 2012. Amortization of intangible assets increased in 2011 versus $207 million in 2010, due to intangible asset amortization for newly acquired businesses, most notably a North American automotive aftermarket business in the Transportation segment and a thermal processing and environmental equipment manufacturer in the Power Systems & Electronics segment.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

In 2012, the Company performed its annual goodwill and indefinite-lived intangible asset impairment assessment, which resulted in a goodwill impairment charge of approximately $1 million related to the pressure sensitive adhesives reporting unit in the Power Systems & Electronics segment and an intangible asset impairment charge of approximately $1 million related to an international reporting unit in the Food Equipment segment. There were no impairment charges in 2011. In 2010, there was an intangible asset impairment charge of approximately $1 million related to the test and measurement reporting unit in the All Other segment. See the Goodwill and Intangible Assets note in Item 8. Financial Statements and Supplementary Data for further details of the impairment charges.

INTEREST EXPENSE

Interest expense increased to $214 million in 2012, which includes the full year impact of interest expense on the 3.375% notes and 4.875% notes issued in late August 2011 and the interest expense related to the 3.9% notes issued in late August 2012, versus $192 million in 2011. The increase was partially offset by lower interest expense on the 6.55% preferred debt securities which were fully paid on the first business day in 2012. Interest expense increased to $192 million in 2011 versus $175 million in 2010 primarily due to interest expense on the 3.375% notes and 4.875% notes issued in late August 2011. The weighted-average interest rate on the Company's commercial paper was 0.2% in 2012, 0.1% in 2011, and 0.2% in 2010.

GAIN ON SALE OF INTEREST IN DECORATIVE SURFACES

In the fourth quarter of 2012, the Company recorded a pre-tax gain of $933 million ($632 million after-tax) related to the sale of a 51% majority interest in the Decorative Surfaces segment. See the Divestiture of Majority Interest in Decorative Surfaces Segment note in Item 8. Financial Statements and Supplementary Data for further discussion of this transaction.

OTHER INCOME (EXPENSE)

Other income (expense) was income of $37 million in 2012 versus $54 million in 2011. This decrease was primarily due to an equity loss related to Wilsonart of $30 million in 2012, lower income from investments of $11 million (versus $17 million in 2011), and losses on foreign currency transactions of $11 million (versus $4 million in 2011), partially offset by gains on the disposal of operations and affiliates of $22 million (versus $2 million in 2011). See the Divestiture of Majority Interest in Decorative Surfaces Segment note in Item 8. Financial Statements and Supplementary Data for further discussion of the Wilsonart transaction.

Other income (expense) was income of $54 million in 2011 versus $10 million in 2010. This increase was primarily due to higher interest income of $40 million (versus $24 million in 2010), lower losses on foreign currency transactions of $4 million (versus $17 million in 2010) and gains on disposal of operations and affiliates of $2 million (versus losses of $8 million in 2010).

INCOME TAXES

The effective tax rate was 30.7% in 2012, 22.2% in 2011, and 30.5% in 2010. The effective tax rate for 2012 was unfavorably impacted by discrete tax charges totaling $36 million in the fourth quarter of 2012, which included $35 million for the settlement of an IRS tax audit for the years 2008-2009. The effective tax rate for 2011 was favorably impacted by the discrete non-cash tax benefit of $166 million in the first quarter of 2011 related to the decision in the Company's favor by the Federal Court of Australia, Victoria with respect to a significant portion of the income tax deductions that had been challenged by the Australian Tax Office. The effective tax rate for 2010 was unfavorably impacted by the discrete tax charge of $22 million in the first quarter of 2010 related to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act.

See the Income Taxes note in Item 8. Financial Statements and Supplementary Data for further details on these discrete tax adjustments and a reconciliation of the U.S. federal statutory rate to the effective tax rate.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2012 of $2.5 billion ($5.27 per diluted share) was 23.7% higher than 2011 income of $2.0 billion ($4.08 per diluted share). Income from continuing operations in 2011 was 38.9% higher than 2010 income of $1.5 billion ($2.89 per diluted share).

FOREIGN CURRENCY

The strengthening of the U.S. Dollar against foreign currencies in 2012 versus 2011 decreased operating revenues by approximately $466 million in 2012 and decreased income from continuing operations by approximately $44 million ($0.09 per diluted share). The weakening of the U.S. Dollar against foreign currencies in 2011 versus 2010 increased operating revenues by approximately $460 million in 2011 and increased income from continuing operations by approximately $51 million ($0.10 per diluted share).

INCOME FROM DISCONTINUED OPERATIONS

Income from discontinued operations was $375 million in 2012 versus $54 million in 2011 primarily due to an after-tax gain of $372 million on the sale of the finishing business in the second quarter of 2012. Income from discontinued operations in 2011 was higher than 2010 income of $51 million primarily due to improved operating results in the held for sale finishing business partially offset by an after-tax loss of $3 million on the sale of a discontinued operation in 2011 versus an after-tax gain of $5 million on the sale of a discontinued operation in 2010. See the Discontinued Operations note in Item 8. Financial Statements and Supplementary Data for discussion of the Company's discontinued operations.

2013 SEGMENT CHANGES

Effective January 1, 2013, the Company made certain changes in how its operations are reported to senior management in order to better align its portfolio of businesses with its enterprise-wide portfolio management initiative.

As a result of this reorganization, the Company's operations will be prospectively aggregated into the following eight external reportable segments: Industrial Packaging; Test & Measurement and Electronics; Automotive OEM; Polymers & Fluids; Food Equipment; Construction Products; Welding; and Specialty Products.

The significant changes resulting from this reorganization include the following:

- Certain businesses within the former Transportation segment, primarily related to the automotive aftermarket business, will be reported in the Polymers & Fluids segment and the Transportation segment will be renamed Automotive OEM.
- The Welding business, which was formerly reported in the Power Systems & Electronics segment, will be reported separately as the Welding segment.
- The Electronics business, which was formerly reported in the Power Systems & Electronics segment, will be combined with the Test & Measurement business, which was formerly reported in the All Other segment, to form a new Test & Measurement and Electronics segment.
- The All Other segment will be renamed Specialty Products.

The 2012 Annual Report on Form 10-K has not been restated for these changes in segment reporting. Results for 2012 and prior periods are reported on the basis under which the Company managed its business in 2012 and do not reflect the January 2013 reorganization described above.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are free operating cash flows and short-term credit facilities. Management continues to believe that internally generated cash flows will be adequate to service debt, to finance internal growth, to continue to pay dividends, and to fund small to medium-sized acquisitions.

The primary uses of liquidity are:

- dividend payments – the Company's dividend payout guidelines are 30% to 45% of the average of the last two years' free operating cash flow;
- acquisitions; and
- share repurchases.

Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. The Company believes this non-GAAP financial measure is useful to investors in evaluating the Company's financial performance and measures the Company's ability to generate cash internally to fund Company initiatives. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

Summarized cash flow information for the three years ended December 31, 2012, 2011 and 2010 was as follows:

In millions	2012	2011	2010
Net cash provided by operating activities	$2,072	$1,956	$1,488
Additions to plant and equipment	(382)	(353)	(288)
Free operating cash flow	$1,690	$1,603	$1,200
Cash dividends paid	$ (865)	$ (680)	$ (636)
Acquisitions of businesses (excluding cash and equivalents) and additional interest in affiliates	(723)	(1,308)	(497)
Repurchases of common stock	(2,020)	(950)	(350)
Proceeds from investments	281	37	27
Net proceeds from sale of discontinued operations	723	—	—
Proceeds from sale of operations and affiliates	1,120	22	63
Net proceeds (repayments) of debt	1,015	1,148	(190)
Other	327	184	146
Effect of exchange rate changes on cash and equivalents	53	(64)	77
Net increase (decrease) in cash and equivalents	$1,601	$ (8)	$ (160)

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program which provided for the buyback of up to $3.0 billion of the Company's common stock over an open-ended period of time (the "2007 Program"). Under the 2007 Program, the Company made repurchases of approximately 16.3 million shares of its common stock at an average price of $53.51 per share and approximately 8.1 million shares of its common stock at an average price of $43.29 per share during the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011, there were no authorized repurchases remaining under the 2007 Program.

On May 6, 2011, the Company's Board of Directors authorized a new stock repurchase program which provides for the buyback of up to an additional $4.0 billion of the Company's common stock over an open-ended period of time (the "2011 Program"). Under the 2011 Program, the Company made repurchases of approximately 1.8 million shares of its common stock at an average price of $43.20 per share during 2011 and approximately 35.5 million shares of its common stock at an average price of $56.93 per share during 2012. As of December 31, 2012, there was approximately $1.9 billion of authorized repurchases remaining under the 2011 Program.

Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. ROIC is a non-GAAP financial measure that the Company believes is a meaningful metric to investors in evaluating the Company's financial performance and may be different than the method used by other companies to calculate ROIC. Invested capital represents the net assets of the Company, excluding cash and equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations. Average invested capital is calculated using balances at the start of the period and at the end of each quarter.

ROIC for the years ended December 31, 2012, 2011, and 2010 was as follows:

Dollars in millions	2012	2011	2010
Operating income	$ 2,847	$ 2,731	$ 2,254
Taxes (30.7% for 2012, 22.2% for 2011, and 30.5% for 2010)	(874)	(606)	(687)
Operating income after taxes	$ 1,973	$ 2,125	$ 1,567
Invested Capital:			
Trade receivables	$ 2,742	$ 2,819	$ 2,582
Inventories	1,585	1,716	1,635
Net plant and equipment	1,994	2,025	2,066
Investments	146	409	441
Goodwill and intangible assets	7,788	7,431	6,703
Accounts payable and accrued expenses	(2,068)	(2,132)	(2,141)
Net assets held for sale	—	279	—
Other, net	652	299	(32)
Total invested capital	$12,839	$12,846	$11,254
Average invested capital	$13,160	$12,620	$10,735
Return on average invested capital	15.0%	16.8%	14.6%

ROIC decreased 180 basis points in 2012 versus 2011 as a result of after-tax operating income decreasing 7.2% and an increase in average invested capital. The decrease in after-tax operating income was due to a higher tax rate in 2012 resulting from discrete tax charges in the fourth quarter of 2012, which included the settlement of an IRS tax audit for the years 2008-2009, versus a discrete tax benefit in the first quarter of 2011 for an Australian tax matter. The fourth quarter 2012 discrete tax charges had an unfavorable 40 basis point impact on ROIC in 2012.

ROIC increased 220 basis points in 2011 versus 2010 as a result of after-tax operating income increasing 35.6%, partially offset by an increase in average invested capital. The increase in after-tax operating income was due to an increase in base business and a lower tax rate in 2011 resulting from a discrete tax benefit in the first quarter of 2011 for an Australian tax matter versus a discrete tax charge in the first quarter of 2010 for the impact of the health care reform legislation. The first quarter 2011 discrete tax benefit had a favorable 140 basis point impact on ROIC in 2011.

Working Capital

Management uses working capital as a measurement of the short-term liquidity of the Company. Net working capital at December 31, 2012 and 2011 is summarized as follows:

Dollars in millions	2012	2011	Increase (Decrease)
Current Assets:			
Cash and equivalents	$2,779	$1,178	$1,601
Trade receivables	2,742	2,819	(77)
Inventories	1,585	1,716	(131)
Other	854	750	104
Assets held for sale	—	386	(386)
	7,960	6,849	1,111
Current Liabilities:			
Short-term debt	459	502	(43)
Accounts payable and accrued expenses	2,068	2,132	(64)
Other	124	236	(112)
Liabilities held for sale	—	107	(107)
	2,651	2,977	(326)
Net Working Capital	$5,309	$3,872	$1,437
Current Ratio	3.00	2.30	

Cash and equivalents totaled approximately $2.8 billion as of December 31, 2012 and $1.2 billion as of December 31, 2011, primarily all of which was held by international subsidiaries and may be subject to U.S. income taxes and foreign withholding taxes if repatriated to the U.S. Cash balances held internationally are typically used for international operating needs, reinvested to fund expansion of existing international businesses, or used to fund new international acquisitions. In the U.S., the Company utilizes cash flows from domestic operations to fund domestic cash needs, which primarily consist of dividend payments, acquisitions, share repurchases, servicing of domestic debt obligations and general corporate needs. The Company also uses its commercial paper program, which is backed by long-term credit facilities of $2.5 billion, for short-term liquidity needs. The Company believes cash generated domestically will continue to be sufficient to fund cash requirements in the U.S.

Debt

Total debt and total debt to capitalization at December 31, 2012 and 2011 were as follows:

Dollars in millions	2012	2011	Increase (Decrease)
Short-term debt	$ 459	$ 502	$ (43)
Long-term debt	4,589	3,488	1,101
Total debt	$5,048	$3,990	$1,058
Total debt to total capitalization	32.3%	28.5%	

The Company may issue commercial paper to fund general corporate needs and to fund small and medium-sized acquisitions. The Company has committed lines of credit of $2.5 billion in the U.S. to support the potential issuances of commercial paper. Of this amount, $1.0 billion is provided under a line of credit agreement with a termination date of June 10, 2016 and $1.5 billion is provided under a line of credit agreement with a termination date of June 8, 2017. No amounts were outstanding under these two facilities at December 31, 2012. The Company's foreign operations also had authorized credit facilities of $337 million of which $89 million was outstanding as of December 31, 2012.

The Company had outstanding commercial paper of approximately $408 million and $192 million at December 31, 2012 and December 31, 2011, respectively, which is included in short-term debt. The maximum outstanding commercial paper balance during 2012 was $1.5 billion while the average daily balance was $808 million.

In 2012, the Company issued $1.1 billion of 3.9% notes due September 1, 2042 at 99.038% of face value. The effective interest rate of the notes is 3.955%. These notes are senior unsecured obligations, ranking equal in right of payment with all other senior unsecured indebtedness of the Company. The net proceeds from this issuance were used to repay outstanding commercial paper.

The Company believes that, based on its current free operating cash flow, debt to capitalization ratios and credit ratings, it could readily obtain additional financing if necessary.

Total Debt to Adjusted EBITDA

The Company uses the ratio of total debt to adjusted EBITDA to measure its ability to repay its outstanding debt obligations. The Company believes that total debt to adjusted EBITDA is a meaningful metric to investors in evaluating the Company's long term financial liquidity and may be different than the method used by other companies to calculate total debt to EBITDA. Adjusted EBITDA and the ratio of total debt to adjusted EBITDA are non-GAAP financial measures. The ratio of total debt to adjusted EBITDA represents total debt divided by income from continuing operations before interest expense, gain on sale of interest in Decorative Surfaces, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month basis.

Total debt to adjusted EBITDA for the years ended December 31, 2012 and 2011 was as follows:

Dollars in millions	2012	2011
Total debt	$5,048	$3,990
Income from continuing operations	$2,495	$2,017
Add:		
Interest expense	214	192
Gain on sale of interest in Decorative Surfaces	(933)	—
Other income (expense)	(37)	(54)
Income taxes	1,108	576
Depreciation	323	336
Amortization and impairment of goodwill and other intangible assets	290	255
Adjusted EBITDA	$3,460	$3,322
Total debt to adjusted EBITDA ratio	1.5	1.2

The Company's debt to adjusted EBITDA ratio increased from 1.2 to 1.5 in 2012 versus 2011 primarily due to the increase in long-term debt related to the $1.1 billion of 3.9% notes that were issued in August 2012.

Stockholders' Equity

The changes to stockholders' equity during 2012 and 2011 were as follows:

In millions	2012	2011
Beginning balance	$10,034	$ 9,572
Net income	2,870	2,071
Cash dividends declared	(691)	(685)
Repurchases of common stock	(2,020)	(950)
Stock option and restricted stock activity	334	221
Currency translation adjustments	94	(141)
Other	(51)	(54)
Ending balance	$10,570	$10,034

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company's significant contractual obligations as of December 31, 2012 were as follows:

In millions	2013	2014	2015	2016	2017	2018 and Future Years
Total long-term debt	$ 6	$1,793	$ 2	$ 1	$ 1	$2,792
Interest payments on notes	223	194	131	131	131	1,965
Minimum lease payments	153	113	81	61	47	67
	$382	$2,100	$214	$193	$179	$4,824

As of December 31, 2012, the Company has recorded noncurrent liabilities for unrecognized tax benefits of $108 million. The Company is not able to reasonably estimate the timing of payments related to the liabilities for unrecognized tax benefits.

At December 31, 2012, the Company had open stand-by letters of credit of approximately $194 million, substantially all of which expire in 2013 and 2014. The Company had no other significant off-balance sheet commitments at December 31, 2012.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has six accounting policies which it believes are most important to the Company's financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain. Management bases its estimates on historical experience, and in some cases on observable market information. Various assumptions are also used that are believed to be reasonable under the circumstances and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company's critical accounting policies are as follows:

Realizability of Inventories — Inventories are stated at the lower of cost or market. Generally, the Company's businesses perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

Usage Classification	Criteria	Reserve %
Active	Quantity on hand is less than prior 6 months' usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months' usage	50%
Obsolete	No usage in the last 12 months	90%

In addition, for approximately 44% of the U.S. inventories, the Company has elected to use the last-in, first-out ("LIFO") method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out ("FIFO") method due to the effects of inflation.

Collectibility of Accounts Receivable — The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.

Depreciation of Plant and Equipment — The Company's U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance

The majority of the Company's international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.

Income Taxes — The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company's deferred and other tax balances are based on management's interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense and liabilities recognized by the Company also reflect its best estimates and assumptions regarding, among other things, the level of future taxable income, the effect of the Company's various tax planning strategies and uncertain tax positions. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

Goodwill and Intangible Assets — The Company's business acquisitions typically result in recording goodwill and other intangible assets, which are a significant portion of the Company's total assets and affect the amount of amortization expense and impairment charges that the Company could incur in future periods. The Company follows the guidance prescribed in the accounting standards to test goodwill and intangible assets for impairment. On an annual basis, or more frequently if triggering events occur, the Company compares the estimated fair value of its 40 reporting units to the carrying value of each reporting unit to determine if a potential goodwill impairment exists. If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of the reporting unit's goodwill. In calculating the fair value of the reporting units or specific intangible assets, management relies on a number of factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and management's judgment in applying them in the impairment tests of goodwill and other intangible assets.

As of December 31, 2012, the Company had total goodwill and intangible assets of $7.8 billion allocated to its 40 reporting units. Although there can be no assurance that the Company will not incur additional impairment charges related to its goodwill and other intangible assets, the Company generally believes the risk of significant impairment charges is lessened by the number of diversified businesses and end markets represented by its 40 reporting units that have goodwill and other intangible assets. In addition, the individual businesses in many of the reporting units have been acquired over a long period of time, and in many cases have been able to improve their performance, primarily as a result of the application of the Company's 80/20 business simplification process. The amount of goodwill and other intangible assets allocated to individual reporting units ranges from approximately $9 million to $1.1 billion, with the average amount equal to $195 million.

Fair value determinations require considerable judgment and are sensitive to changes in the factors described above. Due to the inherent uncertainties associated with these factors and economic conditions in the Company's global end markets, impairment charges related to one or more reporting units could occur in future periods.

Pension and Other Postretirement Benefits — The Company has various company-sponsored defined benefit retirement plans covering a substantial portion of U.S. employees and many employees outside the U.S. Pension and other postretirement expense and obligations are determined based on actuarial valuations. Pension benefit obligations are generally based on each participant's years of service, future compensation, and age at retirement or termination. Important assumptions in determining pension and postretirement expense and obligations are the discount rate, the expected long-term return on plan assets and health care cost trend rates. See the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for additional discussion of actuarial assumptions used in determining pension and postretirement health care liabilities and expenses.

The Company determines the discount rate used to measure plan liabilities as of the year-end measurement date for the U.S. primary pension plan. The discount rate reflects the current rate at which the associated liabilities could theoretically be effectively settled at the end of the year. In estimating this rate, the Company looks at rates of return on high-quality fixed income investments, with similar duration to the liabilities in the plan. A 25 basis point decrease in the discount rate would increase the present value of the U.S. primary pension plan obligation by approximately $36 million.

The expected long-term return on plan assets is based on historical and expected long-term returns for similar investment allocations among asset classes. For the U.S. primary pension plan, the Company's assumption for the expected return on plan assets was 8.0% for 2012 and will be 8.0% for 2013. A 25 basis point decrease in the expected return on plan assets would increase the annual pension expense by approximately $3 million. See the Pension and Other Postretirement Benefits note in Item 8. Financial Statements and Supplementary Data for information on the Company's pension and other postretirement benefit plans and related assumptions.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

The Company is exposed to certain market risks which exist as part of its ongoing business operations including changes in currency exchange rates, price volatility for certain commodities and changes in interest rates. The Company does not engage in speculative or leveraged transactions and does not hold or issue financial instruments for trading purposes.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the fair value of the Company's fixed rate debt. The following table presents the Company's debt for which fair value is subject to changing market interest rates:

In millions	5.15% Notes Due Apr 1, 2014	5.25% Euro Notes Due Oct 1, 2014	6.25% Notes Due Apr 1, 2019	4.88% Notes Due thru Dec 31, 2020	3.375% Notes Due Sep 15, 2021	4.875% Notes Due Sep 15, 2041	3.9% Notes Due Sep 1, 2042
As of December 31, 2012:							
Estimated cash outflow by year of principal maturity							
2013	$ —	$ —	$ —	$ 4	$ —	$ —	$ —
2014	800	989	—	3	—	—	—
2015	—	—	—	1	—	—	—
2016	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—
2018 and thereafter	—	—	700	4	350	650	1,100
Estimated fair value	846	1,071	877	13	381	770	1,132
Carrying value	800	989	700	12	349	641	1,089
As of December 31, 2011:							
Total estimated cash outflow	$ 800	$ 972	$ 700	$ 22	$ 350	$ 650	$ —
Estimated fair value	877	1,064	872	24	368	761	—
Carrying value	800	971	700	22	348	641	—

Foreign Currency Risk

The Company operates in the U.S. and 57 foreign countries. In general, the Company's products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2012 or 2011.

In October 2007, the Company issued €750 million of 5.25% Euro notes due October 1, 2014. The Company has significant operations with the Euro as their functional currency. The Company believes that the Euro cash flows from these businesses will be adequate to fund the debt obligations under these notes.

ITEM 8. *Financial Statements and Supplementary Data*

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Illinois Tool Works Inc. (the "Company" or "ITW") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). ITW's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ITW management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment we believe that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.

/s/ E. Scott Santi
E. Scott Santi
President & Chief Executive Officer
February 19, 2013

/s/ Ronald D. Kropp
Ronald D. Kropp
Senior Vice President & Chief Financial Officer
February 19, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Illinois Tool Works Inc. Glenview, IL

We have audited the accompanying consolidated statements of financial position of Illinois Tool Works Inc. and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, income reinvested in the business, and cash flows for each of the three years in the period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Chicago, Illinois
February 19, 2013

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

In millions except per share amounts	For the Years Ended December 31 2012	2011	2010
Operating Revenues	$17,924	$17,787	$15,416
Cost of revenues	11,455	11,518	9,997
Selling, administrative, and research and development expenses	3,332	3,283	2,957
Amortization of intangible assets	288	255	207
Impairment of goodwill and other intangible assets	2	—	1
Operating Income	2,847	2,731	2,254
Interest expense	(214)	(192)	(175)
Gain on sale of interest in Decorative Surfaces	933	—	—
Other income (expense)	37	54	10
Income from Continuing Operations Before Income Taxes	3,603	2,593	2,089
Income taxes	1,108	576	637
Income from Continuing Operations	2,495	2,017	1,452
Income from Discontinued Operations	375	54	51
Net Income	$ 2,870	$ 2,071	$ 1,503
Income Per Share from Continuing Operations:			
Basic	$ 5.31	$ 4.10	$ 2.90
Diluted	$ 5.27	$ 4.08	$ 2.89
Income Per Share from Discontinued Operations:			
Basic	$ 0.80	$ 0.11	$ 0.10
Diluted	$ 0.79	$ 0.11	$ 0.10
Net Income Per Share:			
Basic	$ 6.11	$ 4.21	$ 3.00
Diluted	$ 6.06	$ 4.19	$ 2.99

The Notes to Financial Statements are an integral part of this statement.

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

In millions	For the Years Ended December 31 2012	2011	2010
Net Income	$2,870	$2,071	$1,503
Other Comprehensive Income:			
Foreign currency translation adjustments	94	(141)	153
Pension and other postretirement benefit adjustments, net of tax	(25)	(62)	25
Comprehensive Income	$2,939	$1,868	$1,681

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

In millions	For the Years Ended December 31 2012	2011	2010
Beginning Balance	$11,794	$10,408	$ 9,555
Net income	2,870	2,071	1,503
Cash dividends declared	(691)	(685)	(650)
Ending Balance	$13,973	$11,794	$10,408

The Notes to Financial Statements are an integral part of these statements.

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

In millions except shares	December 31 2012	2011
Assets		
Current Assets:		
Cash and equivalents	$ 2,779	$ 1,178
Trade receivables	2,742	2,819
Inventories	1,585	1,716
Deferred income taxes	332	366
Prepaid expenses and other current assets	522	384
Assets held for sale	—	386
Total current assets	7,960	6,849
Net plant and equipment	1,994	2,025
Investments	146	409
Goodwill	5,530	5,198
Intangible assets	2,258	2,233
Deferred income taxes	391	634
Other assets	1,030	636
	$19,309	$17,984
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term debt	$ 459	$ 502
Accounts payable	676	697
Accrued expenses	1,392	1,435
Cash dividends payable	—	174
Income taxes payable	116	57
Deferred income taxes	8	5
Liabilities held for sale	—	107
Total current liabilities	2,651	2,977
Noncurrent Liabilities:		
Long-term debt	4,589	3,488
Deferred income taxes	244	117
Other liabilities	1,255	1,368
Total noncurrent liabilities	6,088	4,973
Stockholders' Equity:		
Common stock:		
Issued—549,551,660 shares in 2012 and 542,500,435 shares in 2011	5	5
Additional paid-in-capital	1,012	686
Income reinvested in the business	13,973	11,794
Common stock held in treasury	(4,722)	(2,692)
Accumulated other comprehensive income	293	224
Noncontrolling interest	9	17
Total stockholders' equity	10,570	10,034
	$19,309	$17,984

The Notes to Financial Statements are an integral part of this statement.

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

In millions	For the Years Ended December 31 2012	2011	2010
Cash Provided by (Used for) Operating Activities:			
Net income	$2,870	$2,071	$1,503
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	323	336	335
Amortization and impairment of goodwill and other intangible assets	290	258	214
Change in deferred income taxes	243	(176)	(143)
Provision for uncollectible accounts	11	5	4
Income from investments	(11)	(17)	(21)
Gain on sale of plant and equipment	(4)	(2)	(1)
(Gain) loss on disposal of discontinued operations	(475)	4	(21)
(Gain) loss on disposal of operations and affiliates	(955)	(2)	8
Stock compensation expense	54	56	56
Other non-cash items, net	23	(6)	(2)
Change in assets and liabilities:			
(Increase) decrease in –			
Trade receivables	(13)	(303)	(170)
Inventories	82	(51)	(223)
Prepaid expenses and other assets	(75)	(50)	(39)
Increase (decrease) in –			
Accounts payable	(21)	(55)	70
Accrued expenses and other liabilities	(87)	52	67
Income taxes receivable and payable	(173)	(182)	(149)
Other, net	(10)	18	—
Net cash provided by operating activities	2,072	1,956	1,488
Cash Provided by (Used for) Investing Activities:			
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(723)	(1,308)	(497)
Additions to plant and equipment	(382)	(353)	(288)
Purchases of investments	(1)	(6)	(16)
Proceeds from investments	281	37	27
Proceeds from sale of plant and equipment	30	17	18
Net proceeds from sale of discontinued operations	723	—	—
Proceeds from sale of operations and affiliates	1,120	22	63
Other, net	(1)	12	21
Net cash provided by (used for) investing activities	1,047	(1,579)	(672)
Cash Provided by (Used for) Financing Activities:			
Cash dividends paid	(865)	(680)	(636)
Issuance of common stock	283	153	115
Repurchases of common stock	(2,020)	(950)	(350)
Net proceeds (repayments) of debt with original maturities of three months or less	208	167	(157)
Proceeds from debt with original maturities of more than three months	1,079	990	1
Repayments of debt with original maturities of more than three months	(272)	(9)	(34)
Excess tax benefits from share-based compensation	16	8	8
Net cash used for financing activities	(1,571)	(321)	(1,053)
Effect of Exchange Rate Changes on Cash and Equivalents	53	(64)	77
Cash and Equivalents:			
Increase (decrease) during the year	1,601	(8)	(160)
Beginning of year	1,178	1,186	1,346
End of year	$2,779	$1,178	$1,186
Supplementary Cash Flow Information:			
Cash Paid During the Year for Interest	$ 211	$ 168	$ 175
Cash Paid During the Year for Income Taxes, Net of Refunds	$1,134	$ 978	$ 960
Supplementary Non-Cash Investing Information:			
Liabilities Assumed from Acquisitions	$ 194	$ 200	$ 216
Equity investment in Wilsonart	$ 204	$ —	$ —

The Notes to Financial Statements are an integral part of this statement.

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with operations in 58 countries. The Company primarily serves the general industrial, automotive OEM/tiers, automotive aftermarket, construction, food and beverage, and food institutional/restaurant and service markets.

Significant accounting principles and policies of the Company are in italics. Certain reclassifications of prior years' data have been made to conform to current year reporting.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, goodwill and intangible assets, product liability matters, litigation, product warranties, pensions, other postretirement benefits, environmental matters and stock based compensation.

On January 1, 2012, the Company adopted new accounting guidance that requires the presentation of net income and comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The Company is reporting comprehensive income in a separate consecutive financial statement for interim and annual reporting periods.

International Reporting Lag—Prior to 2011, the Company's international operations outside of North America had a fiscal reporting period that began on December 1 and ended on November 30. Effective January 1, 2011, the Company eliminated the one-month lag for the reporting of its international operations outside of North America. As a result, the Company is now *reporting both North American and international results on a calendar year basis.* The Company determined that the elimination of the one-month reporting lag was preferable because the same period-end reporting date improves overall financial reporting as the impact of current events, economic conditions and global trends are consistently reflected in the financial statements of the North American and international businesses.

The Company applied this change in accounting principle retrospectively to all prior financial statement periods presented. The impact of the elimination of the one-month reporting lag for international operations outside of North America for the year ended December 31, 2010 was as follows:

In millions except per share amounts	Increase (Decrease) 2010
Operating revenues	$ (22)
Income from continuing operations	(25)
Income from continuing operations per diluted share	(0.04)
Net income	(24)
Net income per diluted share	(0.04)

The cumulative effect of adopting this change in accounting principle was recorded to income reinvested in the business as of January 1, 2009.

Consolidation and Translation—*The financial statements include the Company and its majority-owned subsidiaries. The Company follows the equity method of accounting for investments where the Company has a significant influence but not a controlling interest. All significant intercompany transactions are eliminated from the financial statements. Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity.*

Divestiture of Majority Interest in Decorative Surfaces Segment—On August 15, 2012, the Company entered into a definitive agreement (the "Investment Agreement") to divest a 51% majority interest in its Decorative Surfaces segment to certain funds managed by Clayton, Dubilier & Rice, LLC ("CD&R"). The transaction closed on October 31, 2012 resulting in a pre-tax gain of $933 million ($632 million after-tax) in the fourth quarter of 2012.

Under the terms of the Investment Agreement, the Company contributed the assets and stock of the Decorative Surfaces segment to a newly formed joint venture, Wilsonart International Holdings LLC ("Wilsonart"). Through a combination of CD&R's equity investment in Wilsonart and new third party borrowings by a subsidiary of Wilsonart, the Company and its subsidiaries received payments of approximately $1.05 billion from Wilsonart and its subsidiaries as well as common units (the "Common Units") initially representing approximately 49% (on an as-converted basis) of the total outstanding equity of Wilsonart immediately following the closing of the transaction. CD&R contributed $395 million to Wilsonart in exchange for newly issued cumulative convertible participating preferred units (the "Preferred Units") of Wilsonart initially representing approximately 51% (on an as-converted basis) of the total outstanding equity immediately following the closing of the transaction. The Preferred Units rank senior to the Common Units as to dividends and liquidation preference. The Preferred Units have an initial liquidation preference of $395 million and accrue dividends at a rate of 10.00% per annum payable in cash or in additional Preferred Units at the option of Wilsonart. In the event the amount of dividends paid in additional Preferred Units exceeds certain thresholds, the dividends may accumulate as cash dividends to be paid at a later date, in which case the dividend rate will increase to 12.00% per annum. Dividend payments on the Preferred Units may be eliminated if Wilsonart achieves certain performance targets for three twelve-month periods. Under the terms of the Investment Agreement, Wilsonart incurred new third party indebtedness of approximately $725 million.

As of October 31, 2012, the Company ceased consolidating the results of the Decorative Surfaces segment and now reports its ownership interest in Wilsonart using the equity method of accounting. The Company recorded its initial equity investment in Wilsonart at fair value. The fair value was determined using an implied equity value approach, which is a Level 3 valuation method. Under this approach, the total equity of Wilsonart was valued using an option pricing model and the value of the Preferred Units was deducted to arrive at the implied equity value of the Common Units. The significant unobservable inputs utilized in this calculation were the expected term of the investment and assumed volatility during the term. The Company also applied a discount factor to the implied equity value of the Common Units due to the lack of marketability of the Common Units. The fair value of the Company's retained ownership interest was determined to be $204 million and resulted in a pre-tax gain of $51 million related to the retained interest which was included in the pre-tax gain noted above. The Company's equity investment in Wilsonart is reported in Other assets in the consolidated statement of financial position. The Company's proportionate share in the income (loss) of Wilsonart is reported in Other income (expense) in the consolidated statement of income. As the Company's investment in Wilsonart is structured as a partnership for U.S. tax purposes, U.S. taxes are recorded separately from the equity investment. For the two month period ended December 31, 2012, the Company recorded a loss of $30 million in Other income(expense) related to its interest in Wilsonart. Wilsonart's loss for the two month period was primarily due to transaction costs related to the formation of Wilsonart and the impact of purchase accounting.

Due to the Company's continuing involvement through its 49% interest in Wilsonart, the historical operating results of Decorative Surfaces are presented in continuing operations. Additionally, as of November 1, 2012, the operating results of Decorative Surfaces are no longer reviewed by senior management of the Company and therefore Decorative Surfaces is no longer a reportable segment of the Company.

Historical operating results of Decorative Surfaces for 2012, 2011 and 2010 were as follows:

	For the Ten Months Ended October 31,	For the Twelve Months Ended December 31,	
In millions	**2012**	**2011**	**2010**
Operating revenues	$921	$1,084	$992
Operating income	122	132	117

Discontinued Operations—The Company periodically reviews its operations for businesses which may no longer be aligned with its long-term objectives. In April 2011, the Company entered into a definitive agreement to sell its finishing group of businesses included within the All Other segment to Graco Inc. in a $650 million cash transaction. The sale of the finishing business to Graco was completed on April 2, 2012. The finishing business was classified as held for sale beginning in the second quarter of 2011.

In the second quarter of 2011, the Company's Board of Directors approved plans to divest a consumer packaging business in the All Other segment and an electronics components business in the Power Systems & Electronics segment. The consumer packaging and electronics components businesses were classified as held for sale beginning in the second quarter of 2011. The electronics components business was sold in the fourth quarter of 2011. The consumer packaging business was sold in the third quarter of 2012. The Company exited a flooring business in the Decorative Surfaces segment in early 2011 and sold a security printing business in the All Other segment in the third quarter of 2010.

The consolidated statement of income and the notes to financial statements were restated to present the operating results of the held for sale and previously divested or exited businesses discussed above as discontinued operations for 2012, 2011 and 2010.

Results of the discontinued operations for the years ended December 31, 2012, 2011 and 2010 were as follows:

In millions	2012	2011	2010
Operating revenues	$142	$470	$433
Income before income taxes	$488	$ 82	$ 85
Income tax expense	(113)	(28)	(34)
Income from discontinued operations	$375	$ 54	$ 51

Income before income taxes from discontinued operations in 2012 included a $452 million gain ($372 million after-tax) related to the sale of the finishing business and a $24 million gain ($3 million after-tax) related to the sale of the consumer packaging business. Income before income taxes from discontinued operations included a $4 million loss ($3 million loss after-tax) related to the sale of the electronics components business in 2011 and a $20 million gain ($5 million after-tax) related to the sale of the security printing business in 2010.

The assets and liabilities of the divested businesses discussed above were presented as assets and liabilities held for sale in the statement of financial position. There were no businesses classified as held for sale at December 31, 2012. Assets and liabilities held for sale at December 31, 2011 included both the consumer packaging and finishing businesses discussed above. The following table summarizes the classes of assets and liabilities held for sale at December 31, 2011:

In millions	December 31, 2011
Trade receivables	$ 72
Inventories	56
Net plant and equipment	44
Goodwill and intangible assets	201
Other	13
Total assets held for sale	$386
Accounts payable	$ 22
Accrued expenses	55
Other	30
Total liabilities held for sale	$107

Acquisitions—*The Company accounts for acquisitions under the acquisition method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company's consolidated financial statements from the date of acquisition.* Acquisitions, individually and in the aggregate, did not materially affect the Company's results of operations or financial position for any period presented. Summarized information related to acquisitions is as follows:

In millions except number of acquisitions	2012	2011	2010
Number of acquisitions	23	28	24
Net cash paid during the year	$723	$1,308	$497

The premium over tangible net assets recorded for acquisitions based on purchase price allocations during 2012, 2011 and 2010 was as follows:

In millions except for weighted-average lives (years)	2012		2011		2010	
	Weighted-Average Life	Premium Recorded	Weighted-Average Life	Premium Recorded	Weighted-Average Life	Premium Recorded
Goodwill		$333		$ 476		$219
Amortizable intangible assets:						
Customer lists and relationships	12.2	169	12.2	362	11.8	121
Patents and proprietary technology	8.2	38	9.6	98	10.9	32
Trademarks and brands	12.8	36	17.3	245	14.9	71
Noncompete agreements	4.5	29	5.0	27	5.3	5
Other	7.2	12	1.8	11	4.9	12
Total amortizable intangible assets	10.7	284	13.1	743	12.1	241
Indefinite-lived intangible assets:						
Trademarks and brands		42		5		—
Total premium recorded		$659		$1,224		$460

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $15 million in 2012, $302 million in 2011 and $51 million in 2010 will be tax deductible.

Operating Revenues *are recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured,* which is generally at the time of product shipment. Typical sales arrangements are for standard products and provide for transfer of ownership and risk of loss at the time of shipment. *In limited circumstances where significant obligations to the customer are unfulfilled at the time of shipment, typically involving installation and customer acceptance, revenue recognition is deferred until such obligations have been completed. Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are estimated at the time of sale based on historical experience and known trends and are recorded as a reduction in reported revenues.* No single customer accounted for more than 5% of consolidated revenues in 2012, 2011 or 2010.

In October 2009, new accounting guidance was issued on multiple-deliverable revenue arrangements. The new accounting guidance amends the accounting for multiple-deliverable arrangements to enable the vendor to account for product or services separately rather than as a combined unit. The guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (1) vendor-specific objective evidence, (2) third-party evidence or (3) estimates. The Company adopted the new accounting guidance on January 1, 2011, and the adoption did not materially affect the Company's financial position or results of operations.

Research and Development Expenses *are recorded as expense in the year incurred.* These costs were $266 million in 2012, $243 million in 2011 and $213 million in 2010.

Rental Expense was $178 million in 2012, $178 million in 2011 and $165 million in 2010. Future minimum lease payments under non-cancelable leases for the years ending December 31 are as follows:

In millions	
2013	$153
2014	113
2015	81
2016	61
2017	47
2018 and future years	67
	$522

Advertising Expenses *are recorded as expense in the year incurred.* These costs were $84 million in 2012, $88 million in 2011 and $72 million in 2010.

Other Income (Expense) consisted of the following:

In millions	2012	2011	2010
Interest income	$40	$40	$24
Gain (loss) on disposal of operations and affiliates	22	2	(8)
Income from investments	11	17	21
Gain (loss) on foreign currency transactions, net	(11)	(4)	(17)
Equity loss in Wilsonart	(30)	—	—
Other, net	5	(1)	(10)
	$37	$54	$10

Income Taxes—*The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.* The components of the provision for income taxes were as shown below:

In millions	2012	2011	2010
U.S. federal income taxes:			
Current	$ 566	$515	$397
Deferred	250	(34)	(46)
	816	481	351
Foreign income taxes:			
Current	275	147	266
Deferred	(29)	(82)	(19)
Benefit of net operating loss carryforwards	(30)	(4)	(3)
	216	61	244
State income taxes:			
Current	71	65	52
Deferred	5	(31)	(3)
Benefit of net operating loss carryforwards	—	—	(7)
	76	34	42
	$1,108	$576	$637

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

In millions	2012	2011	2010
Domestic	$2,471	$1,452	$1,217
Foreign	1,132	1,141	872
	$3,603	$2,593	$2,089

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2012	2011	2010
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	0.9	1.1	1.2
Differences between U.S. federal statutory and foreign tax rates	(2.3)	(2.7)	(2.0)
Nontaxable foreign interest income	(2.5)	(3.6)	(3.4)
Australian court decision	—	(6.4)	—
Tax effect of foreign dividends	0.6	0.4	0.5
Tax relief for U.S. manufacturers	(1.1)	(1.3)	(1.3)
Other, net	0.1	(0.3)	0.5
Effective tax rate	30.7%	22.2%	30.5%

Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries as these earnings are considered permanently invested. Undistributed earnings of these subsidiaries were approximately $8.3 billion and $6.3 billion as of December 31, 2012 and 2011, respectively. Upon repatriation of these earnings to the U.S. in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The components of deferred income tax assets and liabilities at December 31, 2012 and 2011 were as follows:

	2012		2011	
In millions	Asset	Liability	Asset	Liability
Goodwill and intangible assets	$ 382	$ (901)	$ 355	$ (787)
Inventory reserves, capitalized tax cost and LIFO inventory	68	(11)	76	(13)
Investments	37	(283)	36	(56)
Plant and equipment	14	(103)	28	(107)
Accrued expenses and reserves	58	—	79	—
Employee benefit accruals	362	—	351	—
Foreign tax credit carryforwards	31	—	12	—
Net operating loss carryforwards	709	—	623	—
Capital loss carryforwards	37	—	34	—
Allowances for uncollectible accounts	17	—	20	—
Pension liabilities	102	—	113	—
Deferred intercompany deductions	321	—	460	—
Other	122	(16)	124	(21)
Gross deferred income tax assets (liabilities)	2,260	(1,314)	2,311	(984)
Valuation allowances	(475)	—	(449)	—
Total deferred income tax assets (liabilities)	$1,785	$(1,314)	$1,862	$ (984)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2012 and 2011 relate primarily to certain net operating loss carryforwards and capital loss carryforwards.

At December 31, 2012, the Company had net operating loss carryforwards available to offset future taxable income in the U.S. and certain foreign jurisdictions, which expire as follows:

In millions	Gross Carryforwards Related to Net Operating Losses
2013	$ 5
2014	4
2015	4
2016	8
2017	17
2018	23
2019	24
2020	72
2021	74
2022	20
2023	14
2024	11
2025	10
2026	7
2027	13
2028	6
2029	7
2030	5
2031	1
2032	23
Do not expire	2,031
	$2,379

The Company has foreign tax credit carryforwards of $31 million as of December 31, 2012 that are available for use by the Company between 2013 and 2022.

The changes in the amount of unrecognized tax benefits during 2012, 2011 and 2010 were as follows:

In millions	2012	2011	2010
Beginning balance	$437	$718	$725
Additions based on tax positions related to the current year	32	43	57
Additions for tax positions of prior years	62	74	56
Reductions for tax positions of prior years	(163)	(16)	(96)
Settlements	(125)	(377)	—
Foreign currency translation	6	(5)	(24)
Ending balance	$249	$437	$718

Included in the balance at December 31, 2012 are approximately $249 million of tax positions that, if recognized, would impact the Company's effective tax rate.

During the fourth quarter of 2012, the Company came to an agreement with the Internal Revenue Service on issues related predominately to intercompany transactions and global legal structure reorganization transactions identified by the Internal Revenue Service during its 2008-2009 audit. Based on this agreement, the Company decreased its unrecognized tax benefits related to this matter by approximately $125 million and recorded an unfavorable discrete tax charge of $35 million.

The Company litigated a dispute with the Australian Tax Office over the tax treatment of an intercompany financing transaction between the U.S. and Australia. The case was heard before the Federal Court of Australia, Victoria, in September 2010. The proceedings resulted from the Company's appeal of a decision by the Australian Tax Commissioner to disallow income tax deductions for the income tax years 2002 through 2005 and the assessment of withholding taxes for income tax year 2003. The Company also contested the Commissioner's similar determination for income tax years 2006 and 2007; however, the parties agreed to follow the Court's decision made on the earlier years. On February 4, 2011, the Federal Court of Australia, Victoria, decided in the Company's favor with respect to a significant portion of the income tax deductions. The Court issued the final orders on February 18, 2011. Based on this decision, the Company decreased its unrecognized tax benefits related to this matter by approximately $197 million and recorded a favorable discrete non-cash tax benefit to reduce tax expense by $166 million in the first quarter of 2011. Subsequent to the 2011 ruling, the Australian Tax Office appealed the timing of certain of the deductions. In March 2012, the Court ruled in favor of the Australian Tax Office regarding the timing of the deductions, which did not have a material impact to the Company.

During the first quarter of 2011, the Company resolved an issue with the Internal Revenue Service in the U.S. related to a deduction for foreign exchange losses on an intercompany loan that resulted in a decrease in unrecognized tax benefits of approximately $179 million.

In March 2010, the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act were signed into law. As a result, future tax deductions for retiree prescription drug coverage will be reduced by the amount of subsidies received starting in 2013. In the first quarter of 2010, the Company recorded a discrete tax charge of $22 million for the impact of the health care reform legislation.

The Company and its subsidiaries file tax returns in the U.S. and various state, local and foreign jurisdictions. These tax returns are routinely audited by the tax authorities in these jurisdictions including the Internal Revenue Service, Her Majesty's Revenue and Customs, German Fiscal Authority, French Fiscal Authority, and Australian Tax Office, and a number of these audits are currently ongoing, which may increase the amount of the unrecognized tax benefits in future periods. Due to the ongoing audits, the Company believes it is reasonably possible that within the next twelve months the amount of the Company's unrecognized tax benefits may be decreased by approximately $39 million related predominantly to various intercompany transactions. The Company has recorded its best estimate of the potential exposure for these issues. The following table summarizes the open tax years for the Company's major jurisdictions:

Jurisdiction	Open Tax Years
United States – Federal	2004-2012
United Kingdom	2000-2012
Germany	2006-2012
France	2004-2012
Australia	2006-2012

The Company recognizes interest and penalties related to income tax matters in income tax expense. The accrual for interest and penalties as of December 31, 2012 and 2011 was $16 million and $2 million, respectively.

Income Per Share from Continuing Operations *is computed by dividing income from continuing operations by the weighted-average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted-average number of shares assuming dilution for stock options and restricted stock units.* Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised and the unvested restricted stock units vested during the period. The computation of income per share from continuing operations was as follows:

In millions except per share amounts	2012	2011	2010
Income from continuing operations	$2,495	$2,017	$1,452
Income per share from continuing operations—Basic:			
Weighted-average common shares	469.8	491.4	500.8
Income per share from continuing operations—Basic	$ 5.31	$ 4.10	$ 2.90
Income per share from continuing operations—Diluted:			
Weighted-average common shares	469.8	491.4	500.8
Effect of dilutive stock options and restricted stock units	3.4	3.2	2.5
Weighted-average common shares assuming dilution	473.2	494.6	503.3
Income per share from continuing operations—Diluted	$ 5.27	$ 4.08	$ 2.89

Options that were considered antidilutive were not included in the computation of diluted income per share from continuing operations. The number of antidilutive options outstanding as of December 31, 2012, 2011 and 2010 was 0.1 million, 5.0 million and 10.4 million, respectively.

Cash and Equivalents included interest-bearing instruments of $1.0 billion at December 31, 2012 and $551 million at December 31, 2011. *These interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates fair value.*

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2012, 2011 and 2010 were as follows:

In millions	2012	2011	2010
Beginning balance	$(65)	$(70)	$(76)
Provision charged to expense	(11)	(5)	(4)
Write-offs, net of recoveries	14	10	12
Acquisitions and divestitures	—	(4)	(3)
Foreign currency translation	(1)	2	1
Other	(2)	2	—
Ending balance	$(65)	$(65)	$(70)

Inventories at December 31, 2012 and 2011 were as follows:

In millions	2012	2011
Raw material	$ 539	$ 596
Work-in-process	152	156
Finished goods	894	964
	$1,585	$1,716

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out ("LIFO") method is used to determine the cost of the inventories of approximately 44% of the U.S. inventories. Inventories priced at LIFO were approximately 21% and 22% of total inventories as of December 31, 2012 and 2011, respectively. *The first-in, first-out ("FIFO") method, which approximates current cost, is used for all other inventories.* If the FIFO method was used for all inventories, total inventories would have been approximately $101 million and $128 million higher than reported at December 31, 2012 and 2011, respectively.

Prepaid Expenses and Other Current Assets as of December 31, 2012 and 2011 were as follows:

In millions	2012	2011
Income tax refunds receivable	$231	$112
Value-added-tax receivables	71	65
Vendor advances	52	40
Other	168	167
	$522	$384

Net Plant and Equipment *are stated at cost, less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.*

Depreciation was $323 million in 2012, $334 million in 2011 and $328 million in 2010, and was reflected primarily in cost of revenues. Depreciation included in income from discontinued operations was $2 million in 2011 and $7 million in 2010. There was no depreciation included in income from discontinued operations in 2012. *Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.*

Net plant and equipment consisted of the following at December 31, 2012 and 2011:

In millions	2012	2011
Land	$ 237	$ 248
Buildings and improvements	1,496	1,567
Machinery and equipment	3,761	3,972
Equipment leased to others	180	187
Construction in progress	157	113
Gross plant and equipment	5,831	6,087
Accumulated depreciation	(3,837)	(4,062)
Net plant and equipment	$1,994	$2,025

The ranges of useful lives used to depreciate plant and equipment are as follows:

Buildings and improvements	5—50 years
Machinery and equipment	3—12 years
Equipment leased to others	Term of lease

Investments as of December 31, 2012 and 2011 consisted of the following:

In millions	2012	2011
Leases of equipment	$ 33	$275
Venture capital limited partnership	36	43
Properties held for sale	39	42
Property developments	26	26
Affordable housing limited partnerships	12	23
	$146	$409

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2012 and 2011 were as shown below:

In millions	2012	2011
Leveraged and direct financing leases:		
Gross lease contracts receivable, net of nonrecourse debt service	$ —	$130
Estimated residual value of leased assets	28	248
Unearned income	(1)	(110)
	27	268
Equipment under operating leases	6	7
	$ 33	$275

Deferred tax liabilities related to leases of equipment were $38 million and $54 million at December 31, 2012 and 2011, respectively.

The investment in leases of equipment at December 31, 2012 and 2011 consisted of the following types of equipment:

In millions	2012	2011
Aircraft	$ 33	$ 34
Telecommunications	—	171
Air traffic control	—	70
	$ 33	$275

Income from leveraged leases was $5 million, $13 million and $11 million for the years ended December 31, 2012, 2011 and 2010, respectively. *Unearned income related to leveraged leases is recognized as lease income over the life of the lease based on the effective yield of the lease. The Company adjusts recognition of lease income on its leveraged leases when there is a change in the assumptions affecting total income or the timing of cash flows associated with the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.*

In 2012, the Company terminated leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies and a leveraged lease transaction related to air traffic control equipment in Australia. The Company received proceeds of $231 million and recorded a loss of $8 million related to these transactions. Income from leveraged leases and the loss on the terminated leveraged leasing transactions were included in Other income (expense) in the consolidated statement of income.

Other Investments

The Company entered into a venture capital limited partnership in 2001 that invests primarily in late-stage venture capital opportunities. The Company has a 25% limited partnership interest and *accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership's income or loss. The partnership's financial statements are prepared on a mark-to-market basis.*

The Company invested in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. *These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships' income or loss.*

The Company entered into several affordable housing limited partnerships primarily to receive tax benefits in the form of tax credits and tax deductions from operating losses. *These affordable housing investments are accounted for using the effective yield method, in which the investment is amortized to income tax expense as the tax benefits are received. The tax credits are credited to income tax expense as they are allocated to the Company.*

Goodwill and Intangible Assets—Goodwill represents the excess cost over fair value of the net assets of purchased businesses. *The Company does not amortize goodwill and intangible assets that have indefinite lives. The Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the estimated fair value of the related reporting unit or intangible asset. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.*

When performing its annual impairment assessment, the Company evaluates the goodwill assigned to each of its 40 reporting units for potential impairment by comparing the estimated fair value of the relevant reporting unit to the carrying value. The Company uses various valuation techniques to determine the fair value of its reporting units, including discounting estimated future cash flows based on a detailed cash flow forecast prepared by the relevant reporting unit, market multiples from similar transactions and quoted market prices of relevant public companies. If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of the reporting unit's goodwill.

The Company's indefinite-lived intangible assets consist of trademarks and brands. The estimated fair values of these intangible assets are determined based on a relief-of-royalty income approach derived from internally forecasted revenues of the related products. If the fair value of the trademark or brand is less than its carrying value, an impairment loss is recorded for the difference between the estimated fair value and carrying value of the intangible asset.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2012, 2011 and 2010 were as follows:

In millions	2012	2011	2010
Goodwill:			
Impairment	$ 1	$ —	$ —
Intangible Assets:			
Amortization	288	255	207
Impairment	1	—	1
	$290	$255	$208

Income from discontinued operations included no intangible asset amortization in 2012, $3 million in 2011 and $6 million in 2010.

The Company performed its annual impairment assessment of goodwill and indefinite-lived intangible assets in the third quarter of 2012, 2011 and 2010. In the third quarter of 2012, these assessments resulted in a goodwill impairment charge of approximately $1 million related to the pressure sensitive adhesives reporting unit in the Power Systems & Electronics segment and an intangible asset impairment charge of approximately $1 million related to an international reporting unit in the Food Equipment segment. There were no impairment charges in 2011. In 2010, there was an intangible asset impairment charge of approximately $1 million related to the test and measurement reporting unit in the All Other segment.

A summary of goodwill and indefinite-lived intangible assets that were adjusted to fair value and the related impairment charges included in earnings for 2012, 2011 and 2010 is as follows:

	2012			2011			2010		
In millions	Book Value	Fair Value	Total Impairment Charges	Book Value	Fair Value	Total Impairment Charges	Book Value	Fair Value	Total Impairment Charges
Goodwill	$146	$145	$ 1	$ —	$ —	$ —	$ —	$ —	$ —
Indefinite-lived intangible assets	5	4	1	—	—	—	20	19	1

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 were as follows:

In millions	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction Products	Polymers & Fluids	Decorative Surfaces	All Other	Total
Balance, December 31, 2010	$567	$ 429	$769	$204	$585	$844	$13	$1,561	$4,972
2011 activity:									
Acquisitions & divestitures	118	242	25	(1)	6	50	—	24	464
Impairment charges	—	—	—	—	—	—	—	—	—
Foreign currency translation	(9)	(3)	(11)	(4)	(1)	(17)	—	(3)	(48)
Transfer to assets held for sale	—	(7)	—	—	—	—	—	(183)	(190)
Intersegment goodwill transfers	1	342	—	—	—	(156)	—	(187)	—
Balance, December 31, 2011	$677	$1,003	$783	$199	$590	$721	$13	$1,212	$5,198
2012 activity:									
Acquisitions & divestitures	8	19	(6)	1	6	38	(13)	231	284
Impairment charges	—	(1)	—	—	—	—	—	—	(1)
Foreign currency translation	11	8	10	3	7	(2)	—	12	49
Intersegment goodwill transfers	78	53	(52)	—	—	(43)	—	(36)	—
Balance, December 31, 2012	$774	$1,082	$735	$203	$603	$714	$—	$1,419	$5,530
Accumulated goodwill impairment charges, December 31, 2012	$ 36	$ 89	$114	$ 60	$ 7	$ 15	$—	$ 46	$ 367

The Company periodically makes changes to its management reporting structure to better align its businesses with Company objectives and operating strategies. In 2011 and 2012, the Company made certain changes in its management reporting structure that resulted in changes in some of the reportable segments. Accordingly, the Company reallocated goodwill between segments based on these changes which did not result in any goodwill impairment charges in 2011 or 2012. See the Segment Information note for further discussion of these segment changes.

Intangible assets as of December 31, 2012 and 2011 were as follows:

	2012			2011		
In millions	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Amortizable intangible assets:						
Customer lists and relationships	$1,749	$(661)	$1,088	$1,608	$(522)	$1,086
Patents and proprietary technology	593	(285)	308	561	(236)	325
Trademarks and brands	747	(206)	541	700	(157)	543
Software	206	(188)	18	201	(172)	29
Noncompete agreements	204	(157)	47	181	(148)	33
Other	121	(109)	12	117	(103)	14
Total amortizable intangible assets	3,620	(1,606)	2,014	3,368	(1,338)	2,030
Indefinite-lived intangible assets:						
Trademarks and brands	244	—	244	203	—	203
Total intangible assets	$3,864	$(1,606)	$2,258	$3,571	$(1,338)	$2,233

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of 3 to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

In millions	
2013	$265
2014	249
2015	235
2016	221
2017	201

On January 1, 2012, the Company adopted new accounting guidance which provides the option to first assess qualitative factors in determining whether it is necessary to perform the two-step test for goodwill impairment. Under the new guidance, further testing using the two-step test would only be required when, based on the qualitative assessment, it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The adoption of the new accounting guidance did not impact the Company's consolidated financial statements.

Other Assets as of December 31, 2012 and 2011 consisted of the following:

In millions	2012	2011
Cash surrender value of life insurance policies	$ 391	$371
Equity investment in Wilsonart	174	—
Customer tooling	107	81
Prepaid pension assets	57	41
Other	301	143
	$1,030	$636

Pension and Other Postretirement Benefits—The Company has both funded and unfunded defined benefit pension and other postretirement benefit plans, predominately in the U.S. covering a majority of U.S. employees.

The U.S. primary pension plan provides benefits based on years of service and final average salary. The U.S. primary postretirement health care plan is contributory with the participants' contributions adjusted annually. The U.S. primary postretirement life insurance plan is noncontributory.

Beginning January 1, 2007, the U.S. primary pension and other postretirement benefit plans were closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in these plans are eligible for additional Company contributions under the existing U.S. primary defined contribution retirement plans. The Company's expense related to defined contribution plans was $82 million in 2012, $78 million in 2011 and $69 million in 2010.

In addition to the U.S. plans, the Company also has defined benefit pension plans in certain other countries, mainly the United Kingdom, Switzerland, Canada and Germany.

Summarized information regarding the Company's significant defined benefit pension and other postretirement benefit plans related to both continuing and discontinued operations is as follows:

	Pension			Other Postretirement Benefits		
In millions	2012	2011	2010	2012	2011	2010
Components of net periodic benefit cost:						
Service cost	$100	$ 94	$ 94	$13	$14	$14
Interest cost	107	116	110	27	30	30
Expected return on plan assets	(157)	(157)	(150)	(20)	(21)	(18)
Amortization of actuarial loss	57	39	26	1	—	—
Amortization of prior service cost	1	1	1	3	6	6
Settlement/curtailment loss	14	—	1	—	—	—
	$122	$ 93	$ 82	$24	$29	$32

Net periodic benefit cost was included in the statement of income as follows:

	Pension			Other Postretirement Benefits		
In millions	2012	2011	2010	2012	2011	2010
Income from continuing operations	$121	$ 89	$ 80	$24	$29	$32
Income from discontinued operations	1	4	2	—	—	—
	$122	$ 93	$ 82	$24	$29	$32

The following tables provide a rollforward of the plan benefit obligations, plan assets and a reconciliation of funded status for the years ended December 31, 2012 and 2011:

In millions	Pension		Other Postretirement Benefits	
	2012	2011	2012	2011
Change in benefit obligation:				
Benefit obligation at January 1	$2,465	$2,301	$ 569	$ 559
Service cost	100	94	13	14
Interest cost	107	116	27	30
Plan participants' contributions	6	8	15	15
Amendments	5	—	—	—
Actuarial loss	204	79	45	—
Acquisitions/divestitures	(74)	16	—	—
Benefits paid	(196)	(142)	(45)	(48)
Medicare subsidy received	—	—	3	3
Liabilities from (to) other immaterial plans	—	2	—	(4)
Settlement/curtailment loss (gain)	5	—	(38)	—
Foreign currency translation	33	(9)	—	—
Benefit obligation at December 31	$2,655	$2,465	$ 589	$ 569
Change in plan assets:				
Fair value of plan assets at January 1	$2,054	$1,941	$ 297	$ 294
Actual return on plan assets	240	108	31	3
Company contributions	190	131	30	33
Plan participants' contributions	6	8	15	15
Acquisitions/divestitures	(38)	15	—	—
Benefits paid	(196)	(142)	(45)	(48)
Foreign currency translation	32	(7)	—	—
Fair value of plan assets at December 31	$2,288	$2,054	$ 328	$ 297
Funded status	$ (367)	$ (411)	$ (261)	$ (272)
Other immaterial plans	(58)	(63)	(7)	(7)
Net liability at December 31	$ (425)	$ (474)	$ (268)	$ (279)
The amounts recognized in the statement of financial position as of December 31 consist of:				
Other assets	$ 57	$ 41	$ —	$ —
Accrued expenses	(12)	(21)	(7)	(7)
Liabilities held for sale	—	(13)	—	—
Other noncurrent liabilities	(470)	(481)	(261)	(272)
Net liability at end of year	$ (425)	$ (474)	$ (268)	$ (279)
The pre-tax amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	$ 892	$ 848	$ 10	$ 15
Prior service cost	7	4	2	5
	$ 899	$ 852	$ 12	$ 20
Accumulated benefit obligation	$2,358	$2,193		
Plans with accumulated benefit obligation in excess of plan assets as of December 31:				
Projected benefit obligation	$1,928	$1,838		
Accumulated benefit obligation	$1,741	$1,665		
Fair value of plan assets	$1,524	$1,414		

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	Pension			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Assumptions used to determine benefit obligations at December 31:						
Discount rate	3.85%	4.64%	5.05%	4.15%	4.95%	5.45%
Rate of compensation increases	3.86%	3.86%	3.94%	—%	—%	—%
Assumptions used to determine net periodic benefit cost for years ended December 31:						
Discount rate	4.64%	5.05%	5.57%	4.95%	5.45%	5.80%
Expected return on plan assets	7.23%	7.39%	7.63%	7.00%	7.00%	7.00%
Rate of compensation increases	3.86%	3.94%	4.18%	—%	—%	—%

The expected long-term rates of return for pension and other postretirement benefit plans were developed using historical asset class returns while factoring in current market conditions such as inflation, interest rates and asset class performance.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at December 31 were as follows:

	2012	2011	2010
Health care cost trend rate assumed for the next year	7.35%	8.50%	8.71%
Ultimate trend rate	5.00%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2019	2019	2020

A one percentage-point change in assumed health care cost trend rates would have the following impact:

In millions	1 Percentage-Point Increase	1 Percentage-Point Decrease
Change in service cost and interest cost for 2012	$ 1	$ (1)
Change in postretirement benefit obligation at December 31, 2012	$13	$(16)

Plan Assets

The Company's overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risk at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes, securities and investment managers. The target allocations for plan assets are 50% to 65% equity securities, 30% to 45% debt securities and 0% to 10% in other types of investments. The Company does not use derivatives for the purpose of speculation, leverage, circumventing investment guidelines or taking risks that are inconsistent with specified guidelines.

The assets in the Company's postretirement health care plan are primarily invested in life insurance policies. The Company's overall investment strategy for the assets in the postretirement health care fund is to invest in assets that provide a reasonable tax exempt rate of return while preserving capital.

The following tables present the fair value of the Company's pension and other postretirement benefit plan assets at December 31, 2012 and 2011, by asset category and valuation methodology. Level 1 assets are valued using unadjusted quoted prices for identical assets in active markets. Level 2 assets are valued using quoted prices or other observable inputs for similar assets. Level 3 assets are valued using unobservable inputs, but reflect the assumptions market participants would be expected to use in pricing the assets. Each financial instrument's categorization is based on the lowest level of input that is significant to the fair value measurement.

In millions	2012 Level 1	Level 2	Level 3	Total
Pension Plan Assets:				
Cash and equivalents	$ 26	$ —	$ —	$ 26
Equity securities:				
Domestic	56	—	—	56
Foreign	85	—	—	85
Fixed income securities:				
Government securities	—	245	—	245
Corporate debt securities	—	263	—	263
Mortgage-backed securities	—	12	—	12
Investment contracts with insurance companies	—	—	75	75
Commingled funds:				
Mutual funds	387	—	—	387
Collective trust funds	—	1,055	—	1,055
Partnerships/private equity interests	—	—	84	84
	$554	$1,575	$159	$2,288
Other Postretirement Benefit Plan Assets:				
Cash and equivalents	$ 34	$ —	$ —	$ 34
Life insurance policies	—	—	294	294
	$ 34	$ —	$294	$ 328

In millions	2011 Level 1	Level 2	Level 3	Total
Pension Plan Assets:				
Cash and equivalents	$ 17	$ —	$ —	$ 17
Equity securities:				
Domestic	56	—	—	56
Foreign	68	—	—	68
Fixed income securities:				
Government securities	—	218	—	218
Corporate debt securities	—	240	4	244
Mortgage-backed securities	—	16	—	16
Investment contracts with insurance companies	—	—	69	69
Commingled funds:				
Mutual funds	345	—	—	345
Collective trust funds	—	932	—	932
Partnerships/private equity interests	—	—	87	87
Other	—	1	1	2
	$486	$1,407	$161	$2,054
Other Postretirement Benefit Plan Assets:				
Cash and equivalents	$ 34	$ —	$ —	$ 34
Life insurance policies	—	—	263	263
	$ 34	$ —	$263	$ 297

Cash and equivalents include cash on hand and investments with maturities of 90 days or less and are valued at cost, which approximates fair value. Equity securities primarily include common and preferred equity securities covering a wide range of industries and geographies which are traded in active markets and are valued based on quoted prices. Fixed income securities primarily consist of U.S. and foreign government bills, notes and bonds, corporate debt securities, asset-backed securities and investment contracts. The majority of the assets in this category are valued by evaluating bid prices provided by independent financial data services. For securities where market data is not readily available, unobservable market data is used to value the security. Commingled funds include investments in public and private pooled funds. Mutual funds are traded in active markets and are valued based on quoted prices. The underlying investments include small-cap equity, international equity and long- and short-term fixed income instruments. Collective trust funds are private funds that are valued at the net asset value, which is determined based on the fair value of the underlying investments. The underlying investments include both passively and actively managed U.S. and foreign large- and mid-cap equity funds and short-term investment funds. Partnerships/private equity interests are investments in partnerships where the benefit plan is a limited partner. The investments are valued by the investment managers on a periodic basis using pricing models that use market, income and cost valuation methods. Life insurance policies are used to fund other postretirement benefits in order to obtain favorable tax treatment and are valued based on the cash surrender value of the underlying policies.

The following table presents a reconciliation of Level 3 assets measured at fair value for pension and other postretirement benefit plans during the years ended December 31, 2012 and 2011:

In millions	Government Securities	Corporate Debt Securities	Investment Contracts with Insurance Companies	Partnerships/ Private Equity Interests	Life Insurance Policies	Other	Total
Balance Dec 31, 2010	$ 1	$ 3	$—	$78	$265	$—	$347
2011 Activity:							
Realized gains (losses)	—	—	—	4	—	—	4
Unrealized gains (losses)	—	—	6	4	(2)	—	8
Purchases (sales)	—	2	2	1	—	1	6
Transfers	(1)	(1)	61	—	—	—	59
Balance Dec 31, 2011	—	4	69	87	263	1	424
2012 Activity:							
Unrealized gains (losses)	—	—	5	4	31	—	40
Purchases (sales)	—	—	1	(7)	—	—	(6)
Transfers	—	(4)	—	—	—	(1)	(5)
Balance Dec 31, 2012	$—	$—	$75	$84	$294	$—	$453

Cash Flows

The Company generally funds its pension and other postretirement benefit plans as required by law or to the extent such contributions are tax deductible. The Company expects to contribute approximately $132 million to its pension plans and $9 million to its other postretirement benefit plans in 2013.

The Company's portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

In millions	Pension	Other Postretirement Benefits
2013	$213	$ 38
2014	195	39
2015	174	39
2016	180	40
2017	188	41
Years 2018-2022	974	210

Short-Term Debt as of December 31, 2012 and 2011 consisted of the following:

In millions	2012	2011
Commercial paper	$408	$192
Bank overdrafts	40	38
Current maturities of long-term debt	6	262
Other borrowings	5	10
	$459	$502

The Company has committed credit facilities that support the issuance of commercial paper. See the Long-Term Debt note for further discussion. *Commercial paper is stated at cost, which approximates fair value.*

The weighted-average interest rate on commercial paper was 0.2% at December 31, 2012 and 0.1% at December 31, 2011. The weighted-average interest rate on other borrowings was 0.6% at December 31, 2012 and 11.2% at December 31, 2011.

As of December 31, 2012, the Company had unused capacity of approximately $248 million under international debt facilities.

Accrued Expenses as of December 31, 2012 and 2011 consisted of accruals for:

In millions	2012	2011
Compensation and employee benefits	$ 529	$ 551
Deferred revenue and customer deposits	243	245
Rebates	137	162
Warranties	51	55
Current portion of pension and other postretirement benefit obligations	19	28
Other	413	394
	$1,392	$1,435

The Company accrues for product warranties based on historical experience. The changes in accrued warranties during 2012, 2011 and 2010 were as follows:

In millions	2012	2011	2010
Beginning balance	$55	$64	$62
Charges	(44)	(47)	(43)
Provision charged to expense	44	37	45
Acquisitions and divestitures	(4)	3	1
Foreign currency translation	—	—	(1)
Transfer to liabilities held for sale	—	(2)	—
Ending balance	$51	$55	$64

Long-Term Debt at carrying value and fair value as of December 31, 2012 and 2011 consisted of the following:

In millions	2012 Carrying Value	2012 Fair Value	2011 Carrying Value	2011 Fair Value
6.55% preferred debt securities due December 31, 2011	$ —	$ —	$ 250	$ 250
5.15% notes due April 1, 2014	800	846	800	877
5.25% Euro notes due October 1, 2014	989	1,071	971	1,064
6.25% notes due April 1, 2019	700	877	700	872
4.88% notes due thru December 31, 2020	12	13	22	24
3.375% notes due September 15, 2021	349	381	348	368
4.875% notes due September 15, 2041	641	770	641	761
3.9% notes due September 1, 2042	1,089	1,132	—	—
Other borrowings	15	15	18	18
	$4,595	$5,105	$3,750	$4,234
Current maturities	(6)		(262)	
	$4,589		$3,488	

The approximate fair values of the Company's long-term debt, including current maturities, were based on a Level 2 valuation model, using observable inputs, which included market rates for comparable instruments as of December 31, 2012 and 2011.

In 2002, a subsidiary of the Company issued $250 million of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities was 6.7%. These preferred debt securities were due and fully paid on the first business day in 2012.

In 2005, the Company issued $54 million of 4.88% notes due through December 31, 2020 at 100% of face value.

In 2007, the Company, through a wholly-owned European subsidiary, issued €750 million of 5.25% Euro notes due October 1, 2014 at 99.874% of face value. The effective interest rate of the notes was 5.3%.

In 2009, the Company issued $800 million of 5.15% redeemable notes due April 1, 2014 at 99.92% of face value and $700 million of 6.25% redeemable notes due April 1, 2019 at 99.98% of face value. The effective interest rates of the notes were 5.2% and 6.3%, respectively.

In 2011, the Company issued $350 million of 3.375% notes due September 15, 2021 at 99.552% of face value and $650 million of 4.875% notes due September 15, 2041 at 98.539% of face value. The effective interest rates of the notes were 3.4% and 4.9%, respectively. These notes are senior unsecured obligations, ranking equal in right of payment with all other senior unsecured indebtedness of the Company.

In 2012, the Company issued $1.1 billion of 3.9% notes due September 1, 2042 at 99.038% of face value. The effective interest rate of the notes was 3.955%. These notes are senior unsecured obligations, ranking equal in right of payment with all other senior unsecured indebtedness of the Company.

Other debt outstanding at December 31, 2012 bears interest at rates ranging from 0.3% to 17.5%, with maturities through the year 2029.

On June 8, 2012, the Company entered into a $1.5 billion line of credit agreement with a termination date of June 8, 2017. In connection with the new line of credit, the Company terminated its $500 million revolving credit facility with a termination date of June 15, 2012 and its $1.0 billion line of credit agreement with a termination date of June 11, 2013. In 2010, the Company entered into a $1.0 billion line of credit agreement with a termination date of June 10, 2011, which was replaced in June of 2011 by a $1.0 billion line of credit with a termination date of June 10, 2016. These lines of credit support the issuance of commercial paper. No amounts were outstanding under either of the outstanding facilities at December 31, 2012.

The financial covenants in the Company's debt agreements limit total debt, including guarantees, to 50% of total capitalization. The Company's total debt, including guarantees, was 34.3% of total capitalization as defined in the Company's debt agreements as of December 31, 2012, which was in compliance with these covenants.

Scheduled maturities of long-term debt for the future years ending December 31 are as follows:

In millions	
2013	$ 6
2014	1,793
2015	2
2016	1
2017	1
2018 and future years	2,792
	$4,595

At December 31, 2012, the Company had open stand-by letters of credit of approximately $194 million, substantially all of which expire in 2013 and 2014.

Other Noncurrent Liabilities at December 31, 2012 and 2011 consisted of the following:

In millions	2012	2011
Pension benefit obligation	$ 470	$ 481
Postretirement benefit obligation	261	272
Other	524	615
	$1,255	$1,368

Commitments and Contingencies—The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, product liability (including toxic tort) and general liability claims. *The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.* Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, liquidity or future operations.

Among the toxic tort cases in which the Company is a defendant, the Company and its subsidiaries Hobart Brothers Company and Miller Electric Mfg. Co. have been named, along with numerous other defendants, in lawsuits alleging injury from exposure to welding consumables. The plaintiffs in these suits claim unspecified damages for injuries resulting from the plaintiffs' alleged exposure to asbestos, manganese and/or toxic fumes in connection with the welding process. In the first quarter of 2012, the Company entered into an agreement resolving substantially all of the manganese-related claims for an immaterial amount. As of December 31, 2012, a majority of the cases against the Company, Hobart Brothers and Miller Electric have been dismissed. The Company believes that the remaining claims will not have a material adverse effect on the Company's operating results, financial position or cash flows. The Company has not recorded any significant reserves related to these cases.

Preferred Stock, without par value, of which 0.3 million shares are authorized and unissued, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Common Stock, with a par value of $0.01, **Additional Paid-In-Capital** and **Common Stock Held in Treasury** transactions during 2012, 2011 and 2010 are shown below.

In millions	Common Stock Shares	Common Stock Amount	Additional Paid-In-Capital Amount	Common Stock Held in Treasury Shares	Common Stock Held in Treasury Amount
Balance, December 31, 2009	535.0	$5	$ 271	(32.7)	$(1,391)
During 2010—					
Shares issued for stock options	3.5	—	114	—	—
Shares issued for stock compensation and vesting of restricted stock	—	—	1	—	—
Stock compensation expense	—	—	56	—	—
Noncontrolling interest	—	—	—	—	—
Tax benefits related to stock options	—	—	16	—	—
Tax benefits related to defined contribution plans	—	—	3	—	—
Repurchases of common stock	—	—	—	(8.1)	(350)
Balance, December 31, 2010	538.5	5	461	(40.8)	(1,741)
During 2011—					
Shares issued for stock options	3.9	—	151	—	—
Shares issued for stock compensation and vesting of restricted stock	0.1	—	2	—	(1)
Stock compensation expense	—	—	56	—	—
Noncontrolling interest	—	—	—	—	—
Tax benefits related to stock options	—	—	13	—	—
Tax benefits related to defined contribution plans	—	—	3	—	—
Repurchases of common stock	—	—	—	(18.1)	(950)
Balance, December 31, 2011	542.5	5	686	(58.9)	(2,692)
During 2012—					
Shares issued for stock options	6.3	—	285	—	—
Shares withheld for taxes	—	—	1	(0.3)	(19)
Shares issued for stock compensation and vesting of restricted stock	0.8	—	(10)	0.2	9
Stock compensation expense	—	—	54	—	—
Noncontrolling interest	—	—	(22)	—	—
Tax benefits related to stock options	—	—	14	—	—
Tax benefits related to defined contribution plans	—	—	4	—	—
Repurchases of common stock	—	—	—	(35.5)	(2,020)
Balance, December 31, 2012	549.6	$5	$1,012	(94.5)	$(4,722)
Authorized, December 31, 2012	700.0				

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program which provided for the buyback of up to $3.0 billion of the Company's common stock over an open-ended period of time (the "2007 Program"). Under the 2007 Program, the Company made repurchases of 8.1 million shares of its common stock at an average price of $43.29 per share during 2010 and 16.3 million shares of its common stock at an average price of $53.51 per share during 2011. As of December 31, 2011, there were no authorized repurchases remaining under the 2007 Program.

On May 6, 2011, the Company's Board of Directors authorized a new stock repurchase program which provides for the buyback of up to an additional $4.0 billion of the Company's common stock over an open-ended period of time (the "2011 Program"). Under the 2011 Program, the Company made repurchases of 1.8 million shares of its common stock at an average price of $43.20 per share during 2011 and 35.5 million shares of its common stock at an average price of $56.93 per share during 2012. As of December 31, 2012, there was approximately $1.9 billion of authorized repurchases remaining under the 2011 Program.

Cash Dividends declared were $1.48 per share in 2012, $1.40 per share in 2011 and $1.30 per share in 2010. Cash dividends paid were $1.84 per share in 2012, which included an accelerated dividend payment of $0.38 per share in December 2012 which was originally scheduled to be paid in January 2013, $1.38 per share in 2011 and $1.27 per share in 2010.

Accumulated Other Comprehensive Income—The changes in accumulated other comprehensive income during 2012, 2011 and 2010 were as follows:

In millions	2012	2011	2010
Beginning balance	$224	$427	$249
Foreign currency translation adjustments	94	(141)	153
Pension and other postretirement benefits actuarial gains (losses), net of tax of $55 million in 2012, $54 million in 2011 and $(3) million in 2010	(104)	(93)	4
Amortization of unrecognized pension and other postretirement benefits costs, net of tax of $(22) million in 2012, $(17) million in 2011 and $(12) million in 2010	40	31	21
Pension and other postretirement benefits settlements, curtailments and other, net of tax of $(21) million in 2012	39	—	—
Ending balance	$293	$224	$427

Foreign currency translation adjustments for the year ended December 31, 2011 is net of a $55 million increase for the resolution of an issue with the Internal Revenue Service in the U.S. related to a deduction for foreign exchange losses on an intercompany loan.

As of December 31, 2012 and 2011, the ending balance of accumulated other comprehensive income consisted of cumulative translation adjustment income of $867 million and $773 million, respectively, and unrecognized pension and other postretirement benefits costs of $574 million and $549 million, respectively. The estimated unrecognized benefit cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2013 is $76 million for pension and $2 million for other postretirement benefits.

Stock-Based Compensation—Stock options and restricted stock units have been issued to officers and other management employees under ITW's 2011 Long-Term Incentive Plan (the "Plan"). The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock units generally vest after a three-year period and include units with and without performance criteria. To cover the exercise of vested options and vesting of restricted stock units, the Company generally has issued new shares from its authorized but unissued share pool. At December 31, 2012, 43.6 million shares of ITW common stock were reserved for issuance under the Plan. The Company records compensation expense for the grant date fair value of stock awards over the remaining service periods of those awards.

The following summarizes the Company's stock-based compensation expense:

In millions	2012	2011	2010
Pre-tax compensation expense	$54	$56	$56
Tax benefit	(19)	(17)	(18)
Total stock-based compensation recorded as expense, net of tax	$35	$39	$38

The following table summarizes activity related to non-vested restricted stock units during 2012:

Shares in millions	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested, January 1, 2012	2.2	$39.27
Granted	0.5	51.39
Vested	(1.0)	31.69
Canceled	(0.1)	45.97
Unvested, December 31, 2012	1.6	47.36

The following table summarizes stock option activity under the Plan for the year ended December 31, 2012:

In millions except exercise price and contractual terms	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Under option, January 1, 2012	17.5	$46.57		
Granted	1.8	55.72		
Exercised	(6.3)	45.23		
Canceled or expired	(0.2)	48.33		
Under option, December 31, 2012	12.8	48.50	6.0 years	$157
Exercisable, December 31, 2012	9.5	47.49	5.3 years	$127

The Company's annual equity awards consist of stock options, restricted stock units ("RSUs") and performance restricted stock units ("PRSUs"). The RSUs provide for full "cliff" vesting three years from the date of grant. The PRSUs provide for full "cliff" vesting after three years if the Compensation Committee certifies that the performance goals set with respect to the PRSUs have been met. Upon vesting, the holder will receive one share of common stock of the Company for each vested RSU or PRSU. Option exercise prices are equal to the common stock fair market value on the date of grant. The fair value of RSUs and PRSUs is determined by reducing the closing market price on the date of the grant by the present value of projected dividends over the vesting period. The Company uses a binomial option pricing model to estimate the fair value of the stock options granted. The following summarizes the assumptions used in the models:

	2012	2011	2010
Risk-free interest rate	0.2-2.1%	0.3-3.8%	0.4-3.9%
Weighted-average volatility	25.0%	25.0%	25.0%
Dividend yield	2.61%	2.80%	2.78%
Expected years until exercise	7.6-7.8	7.6-7.9	7.5-7.8

Lattice-based option valuation models, such as the binomial option pricing model, incorporate ranges of assumptions for inputs. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company's stock and historical volatility of the Company's stock. The Company uses historical data to estimate option exercise timing and employee termination rates within the valuation model. The weighted-average dividend yield is based on historical information. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The ranges presented result from separate groups of employees assumed to exhibit different behavior.

The weighted-average grant-date fair value of options granted during 2012, 2011 and 2010 was $11.48, $12.34 and $9.59 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $84 million, $63 million and $56 million, respectively. As of December 31, 2012 there was $20 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted-average period of 2.4 years. Exercise of options during the years ended December 31, 2012, 2011 and 2010 resulted in cash receipts of $285 million, $151 million and $114 million, respectively. The total fair value of vested stock option awards during the years ended December 31, 2012, 2011 and 2010 was $48 million, $33 million and $30 million, respectively.

As of December 31, 2012, there was $22 million of total unrecognized compensation cost related to unvested restricted stock units. That cost is expected to be recognized over a weighted-average remaining contractual life of 1.7 years. The total fair value of vested restricted stock unit awards during the years ended December 31, 2012 and 2011 was $31 million and $1 million, respectively.

Segment Information—The Company has 40 operating segments which are aggregated from the Company's more than 750 operations in 58 countries. These businesses are internally reported as 40 operating segments to senior management and have been aggregated into the following seven external reportable segments: Transportation; Power Systems & Electronics; Industrial Packaging; Food Equipment; Construction Products; Polymers & Fluids; and All Other.

As discussed in the Divestiture of Majority Interest in Decorative Surfaces Segment note, the Company ceased consolidating the results of the Decorative Surfaces segment as of October 31, 2012 and now reports its 49% ownership interest in Wilsonart using the equity method of accounting. Effective November 1, 2012, the Company made changes to its management reporting structure and Decorative Surfaces is no longer a reportable segment of the Company.

Transportation—Transportation-related components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

Power Systems & Electronics—Equipment and consumables associated with specialty power conversion, metallurgy and electronics.

Industrial Packaging—Steel, plastic and paper products and equipment used for bundling, shipping and protecting goods in transit.

Food Equipment—Commercial food equipment and related service.

Construction Products—Construction fastening systems and truss products.

Polymers & Fluids—Adhesives, sealants, lubrication and cutting fluids, and hygiene products.

All Other—All other operating segments.

Segment information for 2012, 2011 and 2010 was as follows:

In millions	2012	2011	2010
Operating revenues:			
Transportation	$ 3,550	$ 3,444	$ 2,839
Power Systems & Electronics	3,151	2,988	2,518
Industrial Packaging	2,412	2,463	2,123
Food Equipment	1,939	1,985	1,860
Construction Products	1,902	1,959	1,753
Polymers & Fluids	1,230	1,250	1,001
All Other	2,883	2,690	2,407
Intersegment revenues	(64)	(76)	(77)
Total Segments	$17,003	$16,703	$14,424
Decorative Surfaces	921	1,084	992
Total	$17,924	$17,787	$15,416
Operating income:			
Transportation	$ 560	$ 539	$ 427
Power Systems & Electronics	643	605	493
Industrial Packaging	282	249	208
Food Equipment	324	304	255
Construction Products	200	225	192
Polymers & Fluids	195	188	167
All Other	521	489	395
Total Segments	$ 2,725	$ 2,599	$ 2,137
Decorative Surfaces	122	132	117
Total	$ 2,847	$ 2,731	$ 2,254
Depreciation and amortization and impairment of goodwill and intangible assets:			
Transportation	$ 144	$ 132	$ 105
Power Systems & Electronics	96	90	82
Industrial Packaging	66	69	67
Food Equipment	47	50	44
Construction Products	57	58	59
Polymers & Fluids	49	48	38
All Other	136	125	134
Total Segments	$ 595	$ 572	$ 529
Decorative Surfaces	18	22	20
Total	$ 613	$ 594	$ 549
Plant and equipment additions:			
Transportation	$ 127	$ 105	$ 74
Power Systems & Electronics	52	43	27
Industrial Packaging	40	27	34
Food Equipment	34	36	31
Construction Products	28	37	28
Polymers & Fluids	21	22	14
All Other	62	60	57
Total Segments	$ 364	$ 330	$ 265
Decorative Surfaces	18	23	23
Total	$ 382	$ 353	$ 288
Identifiable assets:			
Transportation	$ 2,981	$ 2,835	
Power Systems & Electronics	2,451	2,516	
Industrial Packaging	1,786	1,825	
Food Equipment	979	1,022	
Construction Products	1,463	1,505	
Polymers & Fluids	1,322	1,340	
All Other	2,975	2,539	
Total Segments	$13,957	$13,582	
Corporate	5,352	3,616	
Assets held for sale	—	386	
Decorative Surfaces	—	400	
Total	$19,309	$17,984	

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

2011 and 2012 Segment Changes—In the first quarter of 2011, the Company made certain changes in its management reporting structure that resulted in changes in some of the reportable segments. The pressure sensitive adhesives, and the static and contamination control reporting units were moved to the Power Systems & Electronics segment from the Polymers & Fluids and All Other segments, respectively. The changes in the reportable segments and underlying reporting units did not result in any goodwill impairment charges in the first quarter of 2011.

In the first quarter of 2012, the Company made certain changes in its management reporting structure that resulted in changes in some of the reportable segments. These changes primarily related to the industrial fasteners reporting unit, formerly in the All Other segment, moving to the Transportation segment; certain businesses in a Latin American reporting unit, formerly in the Polymers & Fluids segment, moving to the Transportation segment; and a worldwide insulation reporting unit, formerly in the Industrial Packaging segment, moving to the Power Systems & Electronics segment. The changes in the reportable segments and underlying reporting units did not result in any goodwill impairment charges in the first quarter of 2012.

2013 Segment Changes—Effective January 1, 2013, the Company made certain changes in how its operations are reported to senior management in order to better align its portfolio of businesses with its enterprise-wide portfolio management initiative. As a result of this reorganization, the Company's operations will be prospectively aggregated into the following eight external reportable segments: Industrial Packaging; Test & Measurement and Electronics; Automotive OEM; Polymers & Fluids; Food Equipment; Construction Products; Welding; and Specialty Products.

The significant changes resulting from this reorganization include the following:

- Certain businesses within the former Transportation segment, primarily related to the automotive aftermarket business, will be reported in the Polymers & Fluids segment and the Transportation segment will be renamed Automotive OEM.
- The Welding business, which was formerly reported in the Power Systems & Electronics segment, will be reported separately as the Welding segment.
- The Electronics business, which was formerly reported in the Power Systems & Electronics segment, will be combined with the Test & Measurement business, which was formerly reported in the All Other segment, to form a new Test & Measurement and Electronics segment.
- The All Other segment will be renamed Specialty Products.

The 2012 Annual Report on Form 10-K has not been restated for these changes in segment reporting. Results for 2012 and prior periods are reported on the basis under which the Company managed its business in 2012 and do not reflect the January 2013 reorganization described above.

Enterprise-wide information for 2012, 2011 and 2010 was as follows:

In millions	**2012**	**2011**	**2010**
Operating Revenues by Geographic Region:			
United States	$ 7,714	$ 7,379	$ 6,462
Europe	5,090	5,492	4,806
Asia	2,097	1,932	1,698
Other North America	1,222	1,161	1,018
Australia/New Zealand	864	885	781
Other	937	938	651
	$17,924	$17,787	$15,416

Operating revenues by geographic region are based on the customers' locations.

The Company has thousands of product lines within its businesses; therefore, providing operating revenues by product line is not practicable.

Total noncurrent assets excluding deferred tax assets and financial instruments were $11.0 billion and $10.2 billion at December 31, 2012 and 2011, respectively. Of these amounts, approximately 53% and 52% was attributed to U.S. operations for 2012 and 2011, respectively. The remaining amounts were attributed to the Company's foreign operations, with no single country accounting for a significant portion.

QUARTERLY AND COMMON STOCK DATA (UNAUDITED)

Quarterly Financial Data

The unaudited quarterly financial data included as supplementary data reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

	Three Months Ended							
	March 31		June 30		September 30		December 31	
In millions except per share amounts	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues	$4,547	$4,272	$4,655	$4,615	$4,501	$4,580	$4,221	$4,320
Cost of revenues	2,911	2,762	2,964	2,996	2,855	2,962	2,725	2,798
Operating income	705	659	770	711	763	714	609	647
Income from continuing operations	471	606	527	484	525	490	972	437
Income from discontinued operations	15	17	354	15	(1)	17	7	5
Net income	486	623	881	499	524	507	979	442
Income per share from continuing operations:								
Basic	0.98	1.22	1.12	0.97	1.13	1.01	2.12	0.90
Diluted	0.97	1.21	1.11	0.96	1.12	1.00	2.10	0.90
Net income per share:								
Basic	1.01	1.25	1.86	1.00	1.13	1.04	2.13	0.91
Diluted	1.00	1.24	1.85	0.99	1.12	1.04	2.11	0.91

In the first quarter of 2011, the Company recorded a favorable discrete non-cash tax benefit of $166 million, or $0.33 per diluted share, associated with an Australian tax matter.

In the second quarter of 2012, the Company recorded an after-tax gain of $361 million, or $0.76 per diluted share, related to the sale of the finishing group of businesses which was included in discontinued operations.

In the fourth quarter of 2012, the Company recorded an after-tax gain of $632 million, or $1.37 per diluted share, in income from continuing operations related to the sale of a 51% majority interest in the Decorative Surfaces segment.

ITEM 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A. *Controls and Procedures*

Controls and Procedures

The Company's management, with the participation of the Company's President & Chief Executive Officer and Senior Vice President & Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2012. Based on such evaluation, the Company's President & Chief Executive Officer and Senior Vice President & Chief Financial Officer have concluded that, as of December 31, 2012, the Company's disclosure controls and procedures were effective.

Management Report on Internal Control over Financial Reporting

The Management Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are found in Item 8. Financial Statements and Supplementary Data.

In connection with the evaluation by management, including the Company's President & Chief Executive Officer and Senior Vice President & Chief Financial Officer, no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the quarter ended December 31, 2012 were identified that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. *Other Information*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

Information regarding the Directors of the Company is incorporated by reference from the information under the captions "Election of Directors" and "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

Information regarding the Audit Committee and its Financial Experts is incorporated by reference from the information under the captions "Board of Directors and Its Committees" and "Audit Committee Report" in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

Information regarding the Executive Officers of the Company can be found in Part I of this Annual Report on Form 10-K under the caption "Executive Officers."

Information regarding compliance with Section 16(a) of the Exchange Act is incorporated by reference from the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

Information regarding the Company's code of ethics that applies to the Company's President & Chief Executive Officer, Senior Vice President & Chief Financial Officer, and key financial and accounting personnel is incorporated by reference from the information under the caption "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 11. *Executive Compensation*

This information is incorporated by reference from the information under the captions "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis" and "Compensation Committee Report" in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

This information is incorporated by reference from the information under the captions "Ownership of ITW Stock" and "Equity Compensation Plan Information" in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions is incorporated by reference from the information under the captions "Ownership of ITW Stock," "Certain Relationships and Related Transactions" and "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

Information regarding director independence is incorporated by reference from the information under the captions "Corporate Governance Policies and Practices" and "Categorical Standards for Director Independence" in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 14. *Principal Accounting Fees and Services*

This information is incorporated by reference from the information under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a)(1) Financial Statements

The following information is included as part of Item 8. Financial Statements and Supplementary Data:

Management Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm
Statement of Income
Statement of Comprehensive Income
Statement of Income Reinvested in the Business
Statement of Financial Position
Statement of Cash Flows
Notes to Financial Statements

(2) Financial Statement Schedules

Not applicable.

(3) Exhibits

(i) See the Exhibit Index within this Annual Report on Form 10-K.

(ii) Pursuant to Regulation S-K, Item 601(b)(4)(iii), the Company has not filed with Exhibit 4 any debt instruments for which the total amount of securities authorized thereunder is less than 10% of the total assets of the Company and its subsidiaries on a consolidated basis as of December 31, 2012, with the exception of the agreements related to the 5.15% Notes due 2014, the 6.25% Notes due 2019, the 3.375% Notes due 2021, the 4.875% Notes due 2041, and the 3.9% Notes due 2042, which are described as Exhibit numbers 4(a) through (g) in the Exhibit Index. The Company agrees to furnish a copy of the agreement related to the debt instruments which have not been filed with Exhibit 4 to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 19th day of February 2013.

ILLINOIS TOOL WORKS INC.

By: /s/ E. SCOTT SANTI

E. Scott Santi

President & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on this 19th day of February 2013.

Signatures	Title
/s/ E. SCOTT SANTI E. Scott Santi	President & Chief Executive Officer, Director (Principal Executive Officer)
/s/ RONALD D. KROPP Ronald D. Kropp	Senior Vice President & Chief Financial Officer (Principal Financial Officer)
/s/ RANDALL J. SCHEUNEMAN Randall J. Scheuneman	Vice President & Chief Accounting Officer (Principal Accounting Officer)
DANIEL J. BRUTTO	Director
SUSAN CROWN	Director
DON H. DAVIS, JR.	Director
JAMES W. GRIFFITH	Director
ROBERT C. MCCORMACK	Director
ROBERT S. MORRISON	Chairman of the Board
JAMES A. SKINNER	Director
DAVID B. SMITH, JR.	Director
PAMELA B. STROBEL	Director
KEVIN M. WARREN	Director
ANRÉ D. WILLIAMS	Director

By: /s/ E. SCOTT SANTI

(E. Scott Santi, *as Attorney-in-Fact)*

Original powers of attorney authorizing E. Scott Santi to sign the Company's Annual Report on Form 10-K and amendments thereto on behalf of the above-named directors of the registrant have been filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K (Exhibit 24).

EXHIBIT INDEX
ANNUAL REPORT ON FORM 10-K
2012

Exhibit Number	Description
2.1	Investment Agreement, dated as of August 15, 2012, among CD&R Wimbledon Holdings III, L.P., a Cayman Islands limited partnership; Illinois Tool Works Inc.; ITW DS Investments Inc., a Delaware corporation; and Wilsonart International Holdings LLC, a Delaware limited liability company, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 17, 2012 (Commission File No. 1-4797) and incorporated herein by reference. (Certain of the schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but the Company undertakes to furnish a copy of the schedules or similar attachments to the Securities and Exchange Committee upon request.)
3(a)	Restated Certificate of Incorporation of Illinois Tool Works Inc., filed as Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
3(b)	By-laws of Illinois Tool Works Inc., as amended and restated as of December 7, 2012, filed as Exhibit 3(b)(ii) to the Company's Form 8-K filed on December 7, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
4(a)	Indenture between Illinois Tool Works Inc. and The First National Bank of Chicago, as Trustee, dated as of November 1, 1986, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4(b)	First Supplemental Indenture between Illinois Tool Works Inc. and Harris Trust and Savings Bank, as Trustee, dated as of May 1, 1990, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4(c)	Officers' Certificate dated March 26, 2009 establishing the terms, and setting forth the forms, of the 5.15% Notes due 2014 and the 6.25% Notes due 2019 filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 27, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
4(d)	Registration Rights Agreement dated March 26, 2009, by and among the Company and HSBC Securities (USA) Inc. and Banc of America Securities LLC filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed on March 27, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
4(e)	Officers' Certificate dated August 31, 2011, establishing the terms, and setting forth the forms, of the 3.375% Notes due 2021 and the 4.875% Notes due 2041, filed as Exhibit 4.3 to the Company's Form 8-K filed on September 1, 2011 (Commission File No. 001-04797) and incorporated herein by reference.
4(f)	Registration Rights Agreement dated August 31, 2011, by and among the Company and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, filed as Exhibit 4.4 to the Company's Form 8-K filed on September 1, 2011 (Commission File No. 001-04797) and incorporated herein by reference.
4(g)	Officers' Certificate dated August 28, 2012, establishing the terms, and setting forth the forms, of the 3.9% Notes due 2042, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 28, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
10(a)*	Illinois Tool Works Inc. 1996 Stock Incentive Plan dated February 16, 1996, as amended on December 12, 1997, October 29, 1999, January 3, 2003, March 18, 2003, January 2, 2004, December 10, 2004 and December 7, 2005, filed as Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (Commission File No. 1-4797) and incorporated herein by reference.
10(b)*	Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 10, 2006, as amended on May 5, 2006, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(c)*	Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 8, 2008, filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(d)*	Second Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 13, 2009, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(e)*	Illinois Tool Works Inc. 2011 Long-Term Incentive Plan filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on December 16, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(f)*	Form of stock option terms filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 16, 2004 and incorporated herein by reference.

Exhibit Number	Description
10(g)*	Form of stock option terms filed as Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(h)*	Form of stock option terms filed as Exhibit 10(o) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(i)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(j)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(k)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 7, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
10(l)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(m)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(n)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 7, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
10(o)*	Form of qualifying or performance restricted stock unit terms filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K filed on February 26, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(p)*	Form of performance restricted stock unit terms filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(q)*	Form of performance restricted stock unit terms filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on February 7, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
10(r)*	Form of company-wide growth plan grant filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 3, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(s)*	Form of company-wide growth plan grant filed as Exhibit 99.4 to the Company's Current Report on Form 8-K filed on February 9, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(t)*	Form of company-wide growth plan grant filed as Exhibit 99.4 to the Company's Current Report on Form 8-K filed on February 7, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
10(u)*	Illinois Tool Works Inc. Executive Incentive Plan adopted February 16, 1996, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.
10(v)*	Illinois Tool Works Inc. 2011 Executive Incentive Plan filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on December 16, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(w)*	Illinois Tool Works Inc. 1982 Executive Contributory Retirement Income Plan adopted December 13, 1982, filed as Exhibit 10(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.
10(x)*	Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan adopted December 1985, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.
10(y)*	Amendment to the Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan dated May 1, 1996, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.
10(z)*	Illinois Tool Works Inc. Executive Contributory Retirement Income Plan as amended and restated, effective January 1, 2010, filed as exhibit 10 to the Company's Current Report on Form 8-K filed on November 5, 2009 (Commission File No. 1-4797) and incorporated herein by reference.
10(aa)*	Illinois Tool Works Inc. Nonqualified Pension Plan, effective January 1, 2008, as amended and approved by the Board of Directors on December 22, 2008, filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.

Exhibit Number	Description
10(bb)*	Illinois Tool Works Inc. 2011 Change-in-Control Severance Compensation Policy filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on December 16, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
10(cc)*	Illinois Tool Works Inc. Directors' Deferred Fee Plan effective May 5, 2006, as amended and approved by the Board of Directors on February 9, 2007, filed as Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(dd)*	Amendment to the Illinois Tool Works Inc. Directors' Deferred Fee Plan, effective February 8, 2008, filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(ee)*	Illinois Tool Works Inc. Phantom Stock Plan for Non-Officer Directors, as approved by the Board of Directors on December 5, 2008, filed as Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (Commission File No. 1-4797) and incorporated herein by reference.
10(ff)*	Illinois Tool Works Inc. 2011 Cash Incentive Plan, filed as Exhibit 99.1 to the Company's Form 8-K filed on May 12, 2011 (Commission File No. 1-4797) and incorporated herein by reference.
10(gg)	Letter Agreement, dated January 12, 2012, among the Company, Relational Investors LLC and the other parties named in the Letter Agreement, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on January 13, 2012 (Commission File No. 1-4797) and incorporated herein by reference.
21	Subsidiaries and Affiliates of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31	Rule 13a-14(a) Certifications.
32	Section 1350 Certification.
99(a)	Description of the capital stock of Illinois Tool Works Inc. filed as Exhibit 99(a) to the Company's Annual Report on Form 10-K filed on February 26, 2010 (Commission File No. 1-4797) and incorporated herein by reference.
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase**
101.DEF	XBRL Taxonomy Extension Definition Linkbase**
101.LAB	XBRL Taxonomy Extension Label Linkbase**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase**

---

* Management contract or compensatory plan or arrangement.

** The following financial information from Illinois Tool Works Inc. Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) Statement of Income, (ii) Statement of Comprehensive Income, (iii) Statement of Income Reinvested in the Business (iv) Statement of Financial Position, (v) Statement of Cash Flows and (vi) related Notes to Financial Statements.



BUILDING STRONGER COMMUNITIES

ILLINOIS TOOL WORKS INC.
2012 CORPORATE SOCIAL RESPONSIBILITY REPORT

IT IS AN EXCITING TIME AT ITW, AS WE CONTINUE TO IMPLEMENT OUR FIVE-YEAR ENTERPRISE STRATEGY THAT WILL HELP OUR COMPANY REACH ITS MAXIMUM POTENTIAL IN THE CONTEXT OF AN INCREASINGLY COMPETITIVE GLOBAL ECONOMY.

ITW'S ENTERPRISE STRATEGY ENCOMPASSES OUR COMMITMENT TO BEING A SOCIALLY RESPONSIBLE COMPANY AND THIS COMMITMENT IS AS STRONG AS EVER. IT CONTINUES TO BE ONE OF OUR CORE VALUES.

A strong spirit of volunteerism and generous community support have been ITW core values since our founding over 100 years ago. In fact, we believe our bold Enterprise Strategy, guided by 80/20 principles and focusing on portfolio management, business structure simplification and strategic sourcing, will bring even more attention and resources to the social and environmental programs already in place.

BUILDING A DIVERSE WORKFORCE

ITW's Enterprise Strategy comes at a time when we are seeing a company-wide increase in commitment to our social responsibility efforts. For example, we know that developing a highly talented, diverse workforce is not just the right thing to do—it is critical to the future of our business. Increasing the number of women in leadership has a proven, positive effect on financial performance, and employees of diverse backgrounds bring fresh perspectives essential for innovation. In 2012, we established a new, measurable goal for increasing the number of women in executive positions (see Corporate Meets Grass Roots: Women's Leadership Development Council, page 21). We are also increasing our efforts to make diversity part of our recruitment program. Our focus will always be to hire the most qualified person and we believe that a workforce comprised of people with diverse backgrounds and experience will allow us to maintain our competitive edge through differentiation and innovation.

"WE ARE INCREASING OUR EFFORTS TO ENSURE THAT MORE WOMEN AND DIVERSE CANDIDATES HAVE A CHANCE TO ACHIEVE MEANINGFUL CAREER GROWTH."

PROACTIVE EMPLOYEE WELLNESS

In 2012, we had strong participation in the free, incentive-based biometric screenings and personal health assessments that we offer to our U.S. employees. We discovered that obesity is a common risk factor among our employees, and many were not making changes based on the screening results they received. Therefore, we have acted to make the wellness initiative even more proactive and created a simple education program called "Living Well at ITW." We have created a network of wellness champions and hosted healthy eating and exercise events across our U.S. businesses. We believe these efforts will help make healthy choices and actions a part of our employees' lifestyles. This practice is good for our employees and good for ITW.

GROWING ENVIRONMENTAL AWARENESS

We remain absolutely committed to improving our environmental record, and in 2012 we were pleased to see increased awareness and participation across our company. This isn't just about meeting required regulations—ITW has a strong compliance record—but encouraging and supporting our businesses' efforts to implement voluntary conservation programs in ways that benefit local communities and ecosystems. One hundred and sixty new conservation projects were launched at ITW businesses, while existing programs were continued and enhanced. ITW business leaders from all over the world also came together to share best practices and success stories at ITW's Sustainability Conference, and participated in ITW World Environment Week, ITW's first company-wide environmental awareness campaign.

ENTERPRISE STRATEGY AND ENVIRONMENTAL PERFORMANCE

On an enterprise level, 2012 marked the third year that we tracked environmental data. We collected data from 90 percent of ITW-owned manufacturing facilities, all over the world. This is an important step in measuring the progress of our goal to reduce energy intensity and the resulting harmful emissions at our top-ten energy-consuming businesses within five years by 20 percent. Our 2012 results show an improvement in energy and emissions intensity, after adjusting the baseline to account for recent changes in our business structure. This holds true for both the targeted businesses and ITW overall. We attribute the outcome to increased awareness and commitment to becoming more efficient from our business divisions. The sale of the Decorative Surfaces businesses in late 2012 has affected four of the original list of top-ten energy-consuming businesses in ITW's portfolio. Of the six remaining businesses, our energy intensity improved by 11 percent versus 2011. In the upcoming year we will review our division list with an eye toward selecting more businesses to include in this endeavor. As we move from an organization of hundreds of business units to 110 to 120 global scaled-up divisions, the divisions included in our energy reduction plan may change, but our commitment to meeting the energy intensity reduction goal remains firm.



DAVID C. PARRY
VICE CHAIRMAN

"THE DIVISIONS INCLUDED IN OUR ENERGY INTENSITY REDUCTION PLAN MAY CHANGE, BUT OUR COMMITMENT TO MEETING THE ENERGY INTENSITY REDUCTION GOAL REMAINS FIRM."

Despite these adjustments, ITW's Enterprise Strategy will bring a sharper focus and even more resources to our environmental goals and programs. For example, the strategic sourcing initiative, which will create a formal materials procurement function within ITW, will further reduce materials waste and connect us with responsible suppliers who use innovative, sustainable methods. And our 80/20 business process will be invaluable over the next five years as we more closely analyze which of our environmental initiatives and businesses can bring us the greatest and most meaningful outcomes.

PHILANTHROPY AND LEADERSHIP AT ITW

We would like to express our sadness at the passing of Chairman and Chief Executive Officer David Speer in 2012. David was well known for his local philanthropic efforts, as both a hands-on volunteer and as the chairman of many local charity boards. He was also a tireless champion for the ITW Foundation and its many community programs. During David's highly successful leadership of the company, he expanded the Foundation's programs and contributions. In 2012, the ITW Foundation earned the United Way's prestigious Summit Award and created a cash-for-volunteer program. The Foundation also initiated a strategic program with a generous grant to the St. Patrick Soup Kitchen in Troy, Ohio, home of ITW's Hobart business and an area struggling with poverty. This kind of social impact illustrates the good that can happen when great business leaders like David are deeply engaged with their local community.

Giving back is a value we hope to encourage within all current and future ITW managers and leaders as we enter a new chapter of best-in-class business performance and continued, strong commitment to the communities where we work and live.



DAVID C. PARRY
VICE CHAIRMAN

CORPORATE PROFILE

EMPLOYEES	COUNTRIES	2012 TOTAL REVENUES
Approximately 60,000	58	$17.9 BILLION

2012 PERCENTAGE OF TOTAL COMPANY REVENUE



50% North America

30% Europe, Middle East and Africa

20% Asia Pacific and Other

ITW is a publicly traded diversified industrial manufacturing company headquartered in Glenview, Illinois, United States. Our company is comprised of many highly differentiated decentralized businesses. ITW has 40 operating segments which are aggregated into eight reporting segments: Industrial Packaging, Test & Measurement and Electronics, Automotive OEM, Polymers & Fluids, Food Equipment, Construction Products, Welding and Specialty Products.

ECONOMIC AND FINANCIAL INFORMATION

Additional, detailed information on ITW's 2012 financial performance, markets, risk factors, and other information is published in our 2012 Annual Report, which includes Form10-K filed with the United States Securities and Exchange Commission.

REPORT PARAMETERS

Given the decentralized structure of ITW and the diverse markets it serves, we use ITW's proprietary 80/20 business process to determine what types of corporate social responsibility information we can reasonably collect from our businesses, and have the greatest relevance to our stakeholders. We report on an annual cycle, with each report covering the calendar year. The reporting boundary includes companies over which ITW has operational control, with the exception of leased non-manufacturing facilities and joint ventures. Ninety percent of ITW's required facilities have provided information for the 2012 reporting year.

SELECTED BUSINESSES AND BRANDS

Acme
Angleboard
Avery Berkel
Avery Weigh-Tronix
Axa Power
Bernard
Bonnet
Brooks Instrument
Buehler
Buildex
Chemtronics
DaeLim
Deltar
Densit
Despatch
Devcon
Diagraph
Drawform
Dymon
Elga
Fastex
Filtertek
Fleetwood
Foster
Futura
Gaylord
Hartness
Hi-Cone
Hobart
Instron
ITW Brands
Kairak
Kester
Krafft
LPS
MBM
Magnaflux
Miller
Multiwall
Novadan
Orgapack
Paslode
Permatex
Plexus
Prolim
Proline
Pryda
Rain-X
Ramset
Red Head
Reid
Rocol
Schnee-Morehead
Shakeproof
Signode
Slime
Speedline
SPIT
Stokvis Tapes
Strapex
Texwipe
Thirode
Tien Tai
Tregaskiss
Traulsen
Trimark
Truswal
Vertique
Vitronics Soltec
Vulcan
Weldcraft
Wolf
Wynn's
Zip-Pak

Effective January 1, 2013, the company changed its reportable segments. Any reporting segment information in this report is based on the 2013 segment structure. The 2012 Annual Report on Form 10-K has not been restated for the 2013 changes in segment reporting. See the Segment Information note to the financial statements in the 2012 Annual Report on Form 10-K for further information regarding the 2013 segment changes.

ITW's 2012 Annual Report can be accessed at www.itw.com.

If you have questions about the content of the ITW Corporate Social Responsibility Report, contact us at ehs@itw.com.

ITW MAINTAINS ROBUST, COMPANY-WIDE POLICIES TO ENSURE THAT THE HIGHEST STANDARDS OF ETHICAL CONDUCT ARE MET ACROSS OUR GLOBAL OPERATIONS.

CORPORATE GOVERNANCE:

CORPORATE GOVERNANCE GUIDELINES

ITW publishes clear and comprehensive corporate governance guidelines that ensure our company is governed in a manner that serves the interests of our shareholders, employees and other community stakeholders. The guidelines detail the board of directors' responsibilities, committees and method of communication with shareholders. The guidelines also outline the board's approach to compensation, succession planning and risk oversight.

ITW has a single-tier board of twelve directors, of whom one is executive and none are employee representatives. All eleven non-executives are considered independent (92%) according to NYSE listing requirements. All members of the audit, compensation and corporate governance and nominating committees are independent.

ITW's Board of Directors includes two women and two African-American men.

ITW's Chairman and CEO roles are separate. On November 18, 2012 Scott Santi was elected President and CEO of the company and Robert Morrison was elected non-executive chairman of the board.

BUSINESS ETHICS:

CODE OF ETHICS

The ITW Code of Ethics reflects our strong commitment to fair and honest business dealings and provides explicit direction to our top executive officers and all key financial personnel who have responsibilities in connection with financial information and data. The code sets forth our principles regarding honest and ethical dealings and avoidance of conflicts of interest; full, fair and timely disclosure; compliance with applicable laws; internal reporting; and adherence to the Code of Ethics.

STATEMENT OF PRINCIPLES OF CONDUCT

ITW's Statement of Principles of Conduct describes the expected standard of behavior governing all ITW employees and managers. The Principles of Conduct includes a non-retaliation policy and instructions on how employees may report possible violations of the Principles. Every year, most employees are required to complete a certification agreeing to abide by the ITW Statement of Principles of Conduct. Employees have the option of reporting concerns directly to ITW's General Counsel or the Vice President, Audit Services.

ETHICSPOINT REPORTING SYSTEM

ITW has also partnered with EthicsPoint, an external third-party provider, to provide a web- and telephone-based confidential reporting system in 20 countries. Web-based reporting is offered in 12 languages and telephone-based reporting is offered in 188 languages. The EthicsPoint reporting system is also available to external stakeholders and suppliers through a public domain website. Reports are received by the General Counsel, Senior Vice President of Human Resources and Vice President, Audit Services. The Vice President of Audit Services monitors reports and provides periodic updates to the Audit Committee of the Board of Directors.

GLOBAL ANTI-CORRUPTION POLICY

Local bribery can impede free enterprise, reduce the economic empowerment of local residents and negatively impact their standard of living. To prevent bribery and corruption, we enforce a Global Anti-Corruption Policy that applies to all ITW divisions, subsidiaries, agents, consultants and affiliates. The policy defines bribery, explains how to test whether a gift constitutes a bribe and refers to the Organization for Economic Co-operation and Development's Guidelines for Multinational Enterprises as well as other international and domestic anti-bribery and anti-corruption laws.

To view our governance and ethics policies in detail, please visit the Investor Relations section of our website at www.itw.com.

POLITICAL INVOLVEMENT AND CONTRIBUTIONS

ITW prohibits its employees from using corporate funds to make political contributions. ITW employees and directors may make personal donations, but they cannot receive any type of reimbursement from ITW. In jurisdictions where corporate giving to political candidates or causes is permitted, contributions on behalf of ITW must be made by ITW's nonpartisan political action committee (which is funded exclusively through voluntary contributions by exempt employees). ITW has not made any "independent expenditures" in connection with federal and state elections and has no plans to do so in the foreseeable future.

More detail is provided on the ITW website's "Government Affairs" section.

SOCIAL: LABOR

ITW considers one of its core capabilities to be its decentralized, entrepreneurial culture. The talented and creative people of ITW help to make this a reality. Despite our widely-dispersed and decentralized operations, we are one ITW: employees at ITW businesses all over the world will tell you they feel like part of a close-knit family within a small business environment. That is why we give high priority to ensuring the health and safety of our employees and to creating opportunities for them to succeed.

In 2012, we enhanced our wellness programs, supported safety programs at many of our local businesses and launched new leadership and development programs that aim to increase the ethnic and gender diversity at our company. One of these efforts, the ITW Women's Leadership Development Council, led to a new goal that we proudly announced in 2012: within five years, ITW is planning to double the percentage of women in vice president and above leadership positions. (See Corporate Meets Grass Roots: Women's Leadership Development Council, page 21.)


Living Well at ITW
Know Your Numbers
Eat Well
Be Active

LIVING WELL AT ITW BOOSTS WELLNESS PROGRAM

In 2012, ITW launched Living Well at ITW, an initiative to boost the efficacy of ITW's U.S. health and wellness program. ITW found that even though many employees participate in the program's free biometric health screenings and personal health assessments, most are not using the information to take action that would reduce their risk factors for disease.

Living Well at ITW simplifies the keys to good health and creates an umbrella for division level programs. The initiative promotes three principles: Know Your Numbers, Eat Well and Be Active. In 2012, over 60 percent of employees at 200 businesses participated in the biometric screenings and assessments, fulfilling the "Know Your Numbers" principle. ITW also offered a national, six-week walking challenge with over 8,000 employees participating—an effective model for the Be Active principle. Also business divisions across the U.S. are developing creative ways to follow the program's Eat Well principle by sponsoring healthy eating challenges, fruit days, onsite gardens and more.

Other 2012 wellness enhancements:

- A network of Wellness Champions was established, with a designated employee at each business, to promote programs specific to employee needs at their particular business. Over 250 wellness champions helped host over 190 wellness events attended by 5700 employees.
- ITW added a Magellan Health Employee Assistance Plan, which provides confidential, one-on-one counseling and referrals to helpful resources. The plan was added to assist with stress reduction.

WORKER SAFETY EFFORTS AND THIRD-PARTY AUDITS CONTINUE

In 2012, the number of injuries resulting in days away from work increased slightly from the previous year. However, worker safety remains integral to how ITW conducts business. In fact, where we measure the Days Away, Restricted or Transferred (DART) rate, our record is lower than other businesses in our peer group, based on the Bureau of Labor Statistics' average for manufacturing. We are committed to achieving a best-in-class safety record.

As our businesses are decentralized and diversified, ITW implements safety programs at the local, business-division level. ITW conducts third-party audits of these safety programs using several external firms. These audits include a review of investigation procedures, emergency response plans and more.

We also support our businesses' safety efforts with training tools, videos and other resources in multiple languages via our intranet.

We are proud to report that we currently have three businesses that have earned the U.S. Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program Star worksites and one OSHA VPP Merit worksite.

ITW 2012 Safety Data


INJURIES RESULTING IN DAYS AWAY*
2010 634
2011 801
2012 820
FATALITIES*
2010 0
2011 0
2012 0
GOVERNMENT SAFETY INSPECTIONS
2010 214
2011 230
2012 181
RESULTING FINES (IN U.S. DOLLARS)
2010 63,868
2011 69,932
2012 160,554

* *Note that data applies to ITW employees, not contracted or temporary workers.*

EMPLOYEES COVERED BY COLLECTIVE BARGAINING AGREEMENTS

While most of ITW's U.S.-based employees work without a trade union, ITW respects employees' right to freedom of association and the right to bargain collectively, or to refrain from such. Some of our U.S. facilities have collective bargaining agreements with organizations such as Machinists, Steelworkers and other trade unions. Outside of the U.S., we have local agreements in place or we follow national or industry collective bargaining at businesses in Austria, Belgium, Brazil, Bulgaria, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Mexico, Norway, Slovenia, South Korea, Spain, Sweden, Switzerland and United Kingdom.

SUPPORTING NEXT-GENERATION LEADERSHIP DEVELOPMENT

In 2012, ITW selected its first cohort of employees to participate in its Emerging Leaders Development program, which prepares high-potential, diverse, entry-level employees for leadership opportunities. The program provides 18-month work assignments among three ITW segments—Welding, Specialty Products and Food Equipment—over a three-year period. These rotational assignments, as well as other professional development opportunities and exposure to technical expertise, support participants' personal career goals while helping ITW develop a new generation of diverse, technically adept and globally oriented leaders.



Rocol employees Gary Storey and Michelle Huggon

ITW Rocol Achieves Zero Accident Record

The health and safety of staff have long been a top concern at ITW Rocol, a high-performance lubricant and floor coatings manufacturer in Leeds, England.

Efforts in recent years have led to reduced risk within ITW Rocol's working environment, but 2012 was a turning point: company leadership decided to embark on a new, behavior-oriented approach to worker safety.

The program moves beyond safety rules and policy to improve employee attitudes and actions that can jeopardize safety. A wide range of activities have been instituted, from staff training and awareness programs, to reward initiatives, new approaches to feedback and swift resolution of safety issues as they arise. Key to the success of ITW Rocol's new behavior-based safety program is a self-audit system developed and operated by manufacturing teams.

The results have been impressive: ITW ROCOL experienced zero accidents within its factory site in 2012. The program provides strong testimony to the value of teamwork and ITW's commitment to employee safety and well-being.

ITW Industry Completes Safety Initiative

ITW Industry, a construction product and service business based in Glenrothes, Scotland, recently invested £20,000 (about $39,000) in an overhaul of its Cullen distribution platform in Thetford, England.

The new distribution area was redesigned according to guidelines developed by the Storage Equipment Manufacturers' Association. The guidelines are intended to promote the safe design, installation and use of storage equipment, promote the health and safety of employees and improve business operations.

For example, the floor plan was redesigned with widened, re-spaced bays, resulting in 100 extra pallet spaces. The new racking has been strategically re-stocked with high volume products close to the dispatch area to accelerate picking and shipment of more orders. All orders are now fed to Thetford dispatch from ITW Industry headquarters in Glenrothes via a state-of-the-art live dashboard. The safety retrofit had such a positive impact on operations that ITW Industry has hired a new employee at Thetford to keep up with the increased volume of orders.



Kester Takes Employee Wellness To A Higher Level

Kester, a global electronics assembly supplier based in the U.S. city of Itasca, Illinois, is one of the many businesses helping ITW create a company-wide culture of wellness.

Kester has been an active participant in ITW's U.S.-based wellness initiative, which includes free biometric health screenings and customized plans. Kester also formed its own wellness committee to facilitate additional activities for employees. In 2012, Kester participated in the Kenneth Young Center's annual "Walk for the Mental Health of It!" The walk raises money for the Kenneth Young Center, a non-profit provider of mental health and senior citizen services supported by the United Way. Employees brought their friends, families and even pets to participate in the three-mile walk.

The Kester wellness committee also arranged for weekly volleyball tournaments throughout the summer. Employees are encouraged to take a break and spend an hour outside with their co-workers for some fun and exercise. Kester also began a new team weight loss challenge. Employees are assigned to teams at random and participate in weekly weigh-ins on the plant shipping scale. In just a few weeks, the teams lost a combined total of over 100 lbs. Motivated by the challenge, many teams now coordinate lunchtime or after-work walks. The wellness committee has more fitness related activities planned for 2013.

IN 2012, KESTER PARTICIPATED IN THE KENNETH YOUNG CENTER'S ANNUAL "WALK FOR THE MENTAL HEALTH OF IT" EVENT, WHICH RAISES MONEY FOR MENTAL HEALTH AND SENIOR CITIZEN SERVICES.


65

Shown left to right, Kester employees Sarah Haakenson, Lupe Martinez, Bart Lapa, Terrilynn Short and Courtney Paszkiet celebrate at a weigh-in for the company's team weight loss challenge.

SOCIAL: PHILANTHROPY

2012 marks another year that ITW and its employees have shown a strong commitment to acting on ITW's core value of giving back to the local communities where we live and work. The men and women of ITW gave over $20 million to U.S. and Canadian nonprofit organizations.

Most contributions were facilitated by the ITW Foundation, the nonprofit charitable arm of the corporation. However, ITW's community efforts are not limited to North America. All over the world, employees at ITW businesses are deeply engaged with their communities, providing in-kind donations, volunteer time and other generous support where it is most needed. Giving back is an enterprise-wide value that every one of our businesses supports.

The bold enterprise-wide business strategies launched by ITW in 2012 will help bring more efficiency to our philanthropic efforts. For example, we have already begun developing a new plan to shape the future of the ITW Foundation. Our commitment is by no means decreasing, but we will bring more strategic focus to how and where we place our financial support.

We will also continue to encourage senior leadership to support our philanthropic efforts at elite giving levels; we consider it a key attribute of effective leadership at ITW.

2012 TOTAL GIVING: $23,802,198



Employee Matching Gifts*
$7,636,189
United Way
$6,341,768
Corporate Contributions
$3,494,427
Grants / Pledges
$3,407,500
Business Unit Charitable Cash Contributions
$1,286,655
Scholarships
$842,083
Business Unit In-Kind Donations
$701,126
Volunteer Program
$92,450

* Represents a variety of nonprofit qualifying organizations.

IN MEMORY OF

DAVID B. SPEER

1951-2012
CHAIRMAN & CEO
ILLINOIS TOOL WORKS




LIVE UNITED

On November 17, 2012, the ITW family sadly bid farewell to Chairman and Chief Executive Officer, David B. Speer, a highly respected CEO who used his business acumen to successfully orchestrate ITW's continued growth and expansion throughout the world. In addition to his strong management skills, David was equally respected and admired throughout the company and the greater Chicagoland business community as a champion of philanthropy and helping those in need.

Devoted to social service initiatives, David was a tireless volunteer. An enthusiastic participant at the annual Junior Achievement Bowl-a-Thon events, David was as comfortable attending casual fundraisers as he was chairing black-tie events. With a deep-seated commitment to helping civic and cultural organizations succeed, David lent his expertise to local charitable boards such as the Lyric Opera of Chicago, Chicago Symphony Orchestra, the Museum of Science and Industry, United Way, Junior Achievement and local universities and hospitals. The diversity of these organizations highlight the high value he placed on vibrant cultural activities as well as the need to nurture health, education and economic opportunity for all. Within ITW, David was a strong proponent of volunteerism and giving, encouraging employees to support their favorite causes. David also expanded many of the ITW Foundation's programs and partnerships.

David's enthusiasm and enjoyment of life were inspiring to all who were fortunate enough to know him. His commitment to making life better for those in need and supporting institutions and organizations that enrich our lives will continue to drive our future philanthropic and volunteer efforts as a company.

(Left photo: David with his wife Barbara, during his chairmanship of the American Cancer Society Discovery Ball.
Right photo: David chaired the United Way Campaign for the city of Chicago, Illinois.)







ITW employee and retiree volunteers lending their time and skills to various community organizations. The new volunteer program donates $10/hour for every volunteer hour to a qualifying organization, up to 100 hours.

ITW FOUNDATION

Volunteer Program Launches

For many years, ITW has offered one of the most generous matching gift programs in corporate America; the company matches an employee's contribution to a qualified organization three-to-one. In 2012, to honor ITW's 100-year anniversary, the ITW Foundation launched a new program that gives $10 for every hour of volunteer time, up to 100 hours, to a qualifying organization.



Andy Kroll of ITW's audit deparment at a Day of Caring

ITW Hearts Giving Hope, the umbrella name for ITW's giving programs, helps employees support the causes they are most passionate about. In 2012, the volunteer program generated $92,450 for qualifying nonprofit organizations, based on 9,245 hours of employee volunteer time. Under the volunteer program, qualifying organizations receive the employee's time and effort as well as ITW's financial contribution.

Major Support for St. Patrick Soup Kitchen

The ITW Foundation approved support in excess of $300,000 for the St. Patrick Soup Kitchen in Troy, Ohio. The funds will enable construction of a new 150-guest facility, which will ensure that the organization can meet current and future needs.



A group of ITW employees and local city and state government officials break ground for the new St. Patrick Soup Kitchen in Troy, Ohio.

For example, it will allow the kitchen to serve dinner five days a week instead of the current three days. This expanded service is critical for Troy, a rural community 22 miles north of Dayton. Troy has experienced a significant increase in poverty and the number of poor children has jumped from approximately 1,900 to 6,000 in just the last few years.

ITW WINS UNITED WAY'S PRESTIGIOUS SUMMIT AWARD FOR PHILANTHROPIC ENGAGEMENT

In May of 2012, United Way Worldwide recognized ITW with a Summit Award for the category of philanthropic engagement. ITW and its employees raised $11.4 million for United Way, including a generous and best-in-class dollar-for-dollar match, plus an enhancement to encourage participation and leadership giving.

United Way is one of the largest and most respected charities in the U.S.; it operates through nearly 1800 local United Way agencies to help individuals and families achieve full potential through education, income stability and healthy living. The Spirit of America and Summit Awards program, celebrating its 25th year, is the organization's highest honor for corporate donors.



Rosemary Matzl and Catherine O'Brien-Jensen of the ITW Foundation with United Way Worldwide President and CEO Brian Gallagher

Hartness International, Boy Scouts Team Up For Wildlife


Hartness employees and local Boy Scouts built birdhouses to encourage native wildlife preservation.

ITW's Hartness International, located in Greenville, South Carolina, has long been a haven for wildlife in heavily industrialized Greenville County. In 2012, Hartness partnered with the W.A.I.T.™ program (Wildlife and Industry Together) to further promote habitat preservation on the property.

W.A.I.T. was developed by the South Carolina Wildlife Federation to provide guidance and official certification for participating corporations. A team of interested Hartness employee volunteers worked with W.A.I.T. to plan potential projects such as tree identification, birdhouses, duck houses, meadow areas and butterfly gardens. Many of the projects are well under way and will be maintained and enhanced over the next two years.

Hartness took an additional step to benefit the community by enlisting a local Boy Scout troop to help with the W.A.I.T. projects—an approach that reduces costs and provides valuable, hands-on educational opportunities for the scouts. Hartness expects their W.A.I.T. participation to increase native wildlife on their property, support employee environmental education and inspire other local businesses.

Engineered Fastener's "Red Shirt Fridays" Help Veterans And Families

Over 1.4 million Americans are active military service members who leave home to protect and serve the nation. Their absence can be hard on their families, and sadly, some return only to struggle with high unemployment and other challenges. In fact, nearly one million veterans and their families live below the poverty line. In 2012, employees at ITW Engineered Fasteners in Chippewa Falls, Wisconsin, decided to take action.

THE FUNDS HELP OPERATION HOME FRONT PROVIDE DIRECT, EMERGENCY FINANCIAL ASSISTANCE TO THE FAMILIES OF SERVICE MEMBERS.

The company chose the veterans' support organization, Operation Home Front, as part of their Employee Matching Gift program. When employees contribute $25.00 or more to the organization, the ITW Foundation matches three-to-one. The funds help Operation Home Front provide direct, emergency financial assistance to the families of service members.

ITW Engineered Fasteners also implemented "Red Shirt Fridays," a concept developed by the nonprofit group Red Shirt Fridays to promote veteran appreciation and awareness of their unique needs. When employees contribute to Operation Home Front through the Matching Gift program, they receive a red polo shirt to wear on Fridays and show their support for veterans.


A group of Engineered Fastener's Red Shirt Fridays participants

ITW's Early In Career Program Connects Leadership With Values


children's home + aid
Daniel F. and Ada L. Rice
Child + Family Center

The 2012 ITW Early in Career participants fulfilling the community volunteer portion of the program.

ITW'S EARLY IN CAREER PARTICIPANTS VOLUNTEER AT COMMUNITY ORGANIZATIONS AS PART OF THEIR EIGHT-MONTH LEADERSHIP PROGRAM.

Early in Career is an ITW enterprise-wide program in which ITW executives nominate and select a small group of promising young leaders from ITW businesses all over the world for an eight-month, immersion leadership experience. Through the program, the participants learn more about ITW's enterprise and strategy and the skills needed for leading complex, global organizations in the future.

ITW's Early in Career program includes an important component: a half day spent volunteering at a local nonprofit organization. "The purpose of the service event is for program participants to see how ITW supports its local community, understand the impact leaders have on the lives of others, and get to know their fellow participants in the process," says Program Executive Sponsor and ITW Executive Vice President Roland Martel. "Following the service projects in 2012, the group had the opportunity to talk about the company's values with ITW President and CEO Scott Santi."

The first of the program's three residential sessions takes place close to ITW's corporate headquarters, which enables participation in Chicago-area nonprofit service projects. The first of two 2012 Early in Career groups spent their time at the Children's Home + Aid, an organization that helps over 40,000 families overcome poverty, abuse and neglect. The ITW volunteers toured the center, learned about its mission and helped with gardening, making blankets and baking.

The second Early in Career group volunteered at the Daniel A. Cotter Club, a local Boys & Girls Club that provides a range of after school programs and services for children and teens. After learning more about the club and its mission, the volunteers set up and staffed a carnival that included games, face painting, bounce houses and snacks.

Because Early in Career includes ITW employees from all over the world, the cross-cultural exchange also provides a learning experience for both the employee volunteers and the children they serve.

ENVIRONMENT

At ITW, we recognize that protecting the environment is not just the right thing to do: our business performance depends on a healthy planet and sustainable practices. Our global, decentralized operations create challenges on how we collect environmental data and manage each of our business' practices. However, in recent years, we have made a number of far-reaching, important changes: 2012 marked the third year that we collected and analyzed energy, emissions, waste and water data from ITW-owned facilities and leased manufacturing facilities, and we made progress toward reaching our five-year emissions reduction goal (see next page).

Robust corporate policies and tools are having an impact, and we are seeing a significant increase in the number of voluntary environmental projects launched at the local business-division level. In 2012, we also established new events like ITW World Environment Week, modeled closely on the United Nations World Environment Day, and the ITW Sustainability Conference. The events brought together many of our global businesses to share information, best practices and success stories.

These events reflect a growing, enterprise-wide passion for improving our environmental practices and aligning these efforts with ITW's financial performance. In fact, we are confident that the enterprise-wide strategies launched in 2012 (see our Annual Report), will bring even sharper focus to our environmental commitment and create new opportunities for environmentally-sensitive innovation, sustainable sourcing and more.

ENVIRONMENTAL POLICIES DRIVE CHANGE AT LOCAL BUSINESSES

ITW maintains a formal Environmental and Safety Policy and a Sustainability Policy issued from the very highest level of leadership in our company. Each and every one of our business divisions—regardless of their geographic location—is expected to follow these policies and continuously improve environmental performance.

ITW's environmental and sustainability policies encourage and support:

- Written communication within each ITW business about policy expectations
- Active environmental programs that result in continuous year-to-year improvement and cost reductions
- Consideration of environmental impact in product design and innovations for clean technology and alternative energy industries
- Substitution of less hazardous materials in production process
- Annual resource consumption monitoring and reporting

In 2012, ITW businesses launched 160 new energy conservation and waste management projects.

ITW ENERGY REDUCTION GOAL ON TRACK

In 2011, ITW began a plan to reduce energy intensity and the resulting greenhouse gas emissions by 20 percent at our top-ten energy-consuming businesses. In 2012, ITW launched its Enterprise Strategy that includes some changes to our business structure. (See the 2012 Annual Report for full details.) Because of these changes, the data we collected for the second year of this plan currently represents six of the original businesses.

We are working to develop a more formalized approach to selecting ITW businesses to include as our reduction plan continues; our selection criteria will be aligned with the ongoing execution of ITW's enterprise strategy. Despite changes in the group of businesses we are monitoring, our energy and emissions decreased for the second consecutive year, and we are on track to meet our goal by 2017.

Top ITW Energy-Consuming Businesses

INCLUDES ELECTRICITY, NATURAL GAS, HEATING/FUEL OIL AND PROPANE

	2011	2012	PERCENT CHANGE
Total energy (MWh)	394,745	370,322	-6
Total emissions (MWh)	155,885	152,045	-2
Energy intensity (MWh/thousands in operating revenue)	.50	.44	-11
Emissions Intensity (metric tons CO_2e/thousands in operating revenue)	.20	.18	-8

The businesses included in our reduction program represent 19 percent of the total energy usage reported by ITW businesses. (See page 16 for full data.) Note that this data has been recalculated to reflect recent changes in ITW's business structure.

ITW ENVIRONMENTAL MANAGEMENT SYSTEM SUPPORTS LOCAL ITW BUSINESSES

ITW maintains a dedicated, formal structure to address environmental management throughout our decentralized operations. The ITW Director of Environmental Health and Safety and Sustainability (EHSS) has the highest level of dedicated environmental-related responsibility within the company, reporting directly to the Deputy General Counsel with a line of accountability leading to the CEO. The EHSS director oversees environmental functions and regulatory compliance initiatives covering all ITW operations.

In 2012, ITW maintained 60 sites with ISO 14001 certification for environmental management. The well-respected International Organization for Standardization (ISO) develops standards and criteria for effective environmental management systems.

Our environmental management system includes these features:

- An accessible team of assigned EHSS experts and outside consultants with distinct roles and responsibilities
- Identification of facilities, products and services with significant environmental impact
- Identification of business division responsibility for EHSS
- Compliance oversight
- Monitoring of energy, waste, emissions and resource consumption
- Training and awareness programs for employees
- Environmental performance records, including external, random third-party audits and corrective action processes

PARTICIPATION IN CARBON DISCLOSURE PROJECT

The Carbon Disclosure Project (CDP) is an independent, nonprofit organization working to disclose global emissions and water usage by businesses and cities. In 2012, ITW again voluntarily responded to the CDP Investor and Water questionnaires. Our overall CDP score showed a modest increase over the previous year and our water usage increased slightly.

Although we have room to grow and improve, our participation in the CDP has increased our understanding of ITW's risks and opportunities related to climate change. This knowledge continues to inform the work we do to meet our five-year emissions reduction target.

ITW ENVIRONMENTAL DATA[1]

TOTAL ENERGY (MWh)[2]


2012
2011
2010
1,955,252
2,021,694
2,363,815
Direct Energy
Indirect Energy

TOTAL EMISSIONS (metric tons CO2e)[3]


2012
2011
2010
812,019
838,249
879,889
Direct Emissions
Indirect Emissions

INTENSITY INDICATORS[4]


2012
51
124
2011
55
134
2010
69
184
Energy Intensity (MWh/million$ Operating Revenue)
Emissions Intensity (metric tons CO2e/million$ Operating Revenue)

TOTAL WATER WITHDRAWAL (thousand US gallons)


2012
2011
2010
1,190,274
1,261,920
1,819,003
Purchased Water Withdrawal
Non-Purchased Water Withdrawal

TOTAL SOLID WASTE (US tons)


2012
2011
2010
58,753
64,555
95,831
Hazardous and Special Industrial Waste
Non-Hazardous Waste

TOTAL RECYCLED MATERIAL (US tons)


2012
2011
2010
89,889
80,485

1 All data has been restated due to portfolio management changes.
2 Included energy sources are electricity, natural gas, heating/fuel oil, wood, diesel, gasoline and propane (fork truck). ITW no longer reports energy and emissions from coal combustion due to portfolio management changes.
3 Includes CO_2, N_2O, CH_4.
4 Only operating revenue from participating divisions was included in the calculation of intensity metrics.

The reporting period for ITW's environmental health and safety data is January 1 – December 31, 2012. The reporting boundary includes companies over which ITW has operational control, with the exception of leased non-manufacturing facilities. The reporting boundary does not include joint ventures. Due to the size and complexity of ITW and the business structure changes launched in late 2012, we were unable to collect all of the necessary data, in spite of good faith efforts. This report includes data from approximately 90% of the included companies.

Deltar Spain Reduces Energy Usage By 60 Percent



In 2012, the ITW Deltar components production facility in Les Franqueses, Spain, instituted a plan to reduce energy consumption in its 3,700 square meter space.

The company began by replacing its old halogen projector lights with high efficiency fluorescent lights. These new fluorescents are equipped with electronic ballasts that reduce energy consumption and prolong the life of the fluorescent lights. The company also installed presence detectors in its 1,700 square-meter warehouse. The presence detectors switch off the lighting system when there is no one nearby and the system's photoelectric lighting controllers switch it off when adequate sunlight is detected.

ITW Deltar's lighting investments have reduced energy consumption at the facility by 60 percent.

LYS Fusion Poland Puts Environment And Workers First



LYS Fusion employee Elzbieta Marekwica

LYS Fusion, located in Isteba, Poland, is part of the ITW Deltar transportation division. The company uses thermoplastic injection technology to manufacture an array of automotive parts and engine components. In 2012, LYS Fusion expanded several environmental and worker safety initiatives that began in 2011.

In 2012, LYS Fusion switched from wooden pallets and cardboard packaging to reusable plastic pallets and packaging. The change lowers the impact on costly finite resources and reduces waste. The company also implemented a rag recovery system that enables rags to be re-used by LYS and reduces the amount of hazardous waste. In addition, the company invested in energy-efficient lighting systems and new, electric injection molding machines. The electric machines, in contrast to the older, standard hydraulic machines, use 30 percent less energy and water. A plan to audit compressed air in the production area is also being considered as a way to find more opportunities to reduce energy consumption.

The LYS Poland operations aren't just becoming more energy efficient—they are also becoming safer for workers. Additional safety equipment was installed (smoke detectors, fire extinguishers), and evacuation drills were organized over the summer to ensure quick, safe passage out of the building in the event of a fire.

Employee Engagement Key To Waste Reduction At ITW CIP

ITW CIP, a global automotive fasteners business in Gallatin, Tennessee, has dramatically stepped up its recycling efforts. They began with an ISO 14001 surveillance audit which revealed that the company consistently generated an average of nine dumpster loads of waste per month. (ISO is an international set of standards for designing environmental management systems). ITW CIP then began closely evaluating and documenting its manufacturing waste. Tapping into the power of employee insights and suggestions, it identified multiple items such as plastic wrapping, label backing, toner cartridges and other materials that were candidates for recycling.

ITW CIP implemented an Environmental Management System (EMS) work instruction and flow chart for waste streams, which provided a valuable visual tool for clarifying waste flow to employees. They also evaluated processes to redirect the waste away from landfills. Ultimately, ITW CIP was able to arrange for a vendor-supplied cardboard compactor, waste containers for cartridges and trailers to load waste targeted for recycling.

ITW CIP took its solid waste from an average of nine 40-yard dumpsters per month to an average of two 40-yard dumpsters per month. The effort also protects the environment by reducing the number of large-vehicle trips required for waste removal. The EMS employee training, flow chart for waste streams and information board is keeping environmental impact front and center at ITW CIP's operations.

ITW CIP TOOK ITS SOLID WASTE FROM AN AVERAGE OF NINE 40-YARD DUMPSTERS PER MONTH TO AN AVERAGE OF TWO 40-YARD DUMPSTERS PER MONTH.



ITW CIP employee Brian Shaw

PRODUCT RESPONSIBILITY

ITW offers a highly differentiated and diversified group of products and services, maintaining high ethical standards and a strong commitment to the health and safety of its customers.

Our product responsibility standards inform how we manufacture, test, package and market our products. Our corporate environmental health, safety and sustainability team includes dedicated experts who support our businesses, when requested, to ensure that their manufacturing processes comply with regulations regarding health and safety, product and service labeling, customer privacy and other requirements. But many ITW businesses go a step beyond.

Zip-Pak Goes The Extra Mile For Customer Health And Safety

ITW Zip-Pak's innovative zipper-closure food pouches—think of packaged meats and shredded cheeses—are indispensable to the food industry. Packaging is an important part of the food quality chain that extends from the field and farm to the customer's plate. The millions of customers that consume these products need to know their food is safe from allergens (such as potentially deadly peanut dust), bacteria and other harmful substances.

While the U.S. Food and Drug Administration establishes requirements regarding materials used in packages that come into direct contact with food; most aspects of product responsibility are at the discretion of the manufacturer.

RIGOROUS FOOD SAFETY GUIDELINES

Zip-Pak's plants—in Atlanta, New York and Illinois—take several additional, voluntary steps to ensure that the packaging is manufactured safely and responsibly. The facilities maintain certification by the Safe Quality Food Institute (SQFI), an independent organization that provides guidelines for establishing a rigorous, credible food safety management system to ensure traceability and cleanliness. The SQFI is recognized by the Global Food Safety Initiative, a highly respected, independent global collaboration of consumer goods experts.

TRACKING EVERY PRODUCT TOUCHPOINT

Based on the SQFI guidelines, Zip-Pak maintains both a manual and computerized recordkeeping system that captures every touchpoint of the raw materials, from processing and packaging to storing and shipping. In fact, certification requires that each zipper can be traced to a particular machine, date and employee; the process is an ongoing, daily function within Zip-Pak operations. Zip-Pak employees receive intensive training on the food management safety system, and the facilities are audited annually by an independent third party. The auditor conducts a plant inspection, examines the food management system and training program and observes the manufacturing process.

SQFI certification is part of a larger culture of responsible sustainable manufacturing at Zip-Pak.

ZIP-PAK, AN ITW FOOD PACKAGING BUSINESS, EXEMPLIFIES OUR BROAD APPROACH TO PRODUCT RESPONSIBILITY.


ZIP PAK







CORPORATE MEETS GRASS ROOTS:

ITW'S WOMEN'S LEADERSHIP DEVELOPMENT COUNCIL HELPS INCREASE LEADERSHIP DIVERSITY AND BOOST ITW'S COMPETITIVE ADVANTAGE



It was a question that kept coming up throughout ITW's global operations: with so many successful, talented women at ITW—why aren't there more women in leadership positions? Would more women in these roles affect ITW's competitive advantage? A group of leaders at ITW believed the company could improve the gender diversity of its executive team. They formed a Women's Leadership Development Council, which has served as a starting point for meaningful, long-term change.

ITW began by recognizing that while it has many women in its ranks, there should be more in corporate executive roles and business-level managerial positions that serve as a pipeline to greater leadership. This employment dynamic is typical of most Fortune 500 companies: while women make up 47 percent of the overall U.S. business workforce, only 14 percent are executive officers, 16 percent retain board seats and only a handful are considered the "top earners" and CEOs.[1]

Photo above: Front row (left to right): Lei Zhang Schlitz, Cheri Chappelle, Sharon Brady, Jane Warner, Maria Green, Sue Stark

Back row (left to right): Meenal Sethna, Leann Ono, Mary Beth Siddons, Maryann McNally, Carmelle Giblin, Michele Arnison, Shawnlyn Scalzitti, Ann Manikas, Karen Tulloch

WOMEN LEADERS = HIGHER PERFORMANCE

Those numbers concerned leaders and managers across ITW, because research shows that companies with a sustained high representation of women in leadership are more profitable and attain better results, on average, than other companies. For example, those with the most women board members outperform those with the least by 26 percent on return on invested capital.[2] A recent report by Forbes noted that in a challenging global economy, "It is no longer simply a matter of creating a heterogeneous workforce, but using that workforce…to set a company apart and give it a competitive advantage in the marketplace."[3]

Many large corporations have a diversity policy or mission statement. However, some have become workplace boilerplate, leaving real change and opportunity behind.

"While ITW has long been committed to promoting women and people of color, our initial research showed there was room for improvement relative to our peers," says Cheri Chappelle, Director of Diversity and Inclusion at ITW and part of the team that helped form the Women's Leadership Development Council. "We needed to find new ways to attract, develop and promote top talent among businesswomen globally, with an eye toward our future and without excluding men."

EARLY EFFORTS AND CHALLENGES

ITW officially established the Women's Leadership Development Council in 2010 and invited a select group of women leaders to take on the challenge of increasing women in leadership. The council includes 15 women holding positions at the executive vice president, senior vice president, vice president, group president, vice president-general manager and director levels. The council's goal was to leverage their expertise to support networking, resources and other means for elevating



Sharon Brady, Jane Warner, Maria Green

26%

HIGHER RETURN ON INVESTMENT

COMPANIES WITH MORE WOMEN BOARD MEMBERS OUTPERFORM THEIR PEERS

ITW's top female talent. The council, in aggregate, had extensive knowledge and passion around women's leadership development, but there was no vehicle for integrating their insights and expertise within ITW. The challenge of moving more women into leadership is compounded by ITW's decentralized operations.

"Our challenge extended beyond recruiting for centralized corporate functions," says Chappelle. "We needed to create a better pipeline for women working in ITW businesses that are the core of what we do. A purchasing leader at one business, a top engineer at another—how can we be more successful in promoting this talent and growing general management?"

The answer? Change conversations into professional development and executive exposure, and ideas into action plans.

PLANNING KEY TO EXECUTIVE BUY-IN

ITW's first Women's Leadership Conference, held in November of 2012 in Northbrook, Illinois, brought together women in leadership positions from ITW businesses all over the world to focus on increasing ITW's competitive advantage through gender diversity.

But the planning work prior to the conference was as critical to the success of the leadership initiative as the event itself. Council members developed a business case for the conference and for the larger goal of actively increasing women in leadership roles. They leveraged information from an ITW Diversity and Inclusion benchmarking project with seven peer companies that have made good progress in similar initiatives. Members captured best and notable practices, including those from two companies with leaders who serve as ITW board members.

Council members conducted interviews and gathered a wide array of internal perspectives on women and leadership at ITW to uncover core issues and determine an effective agenda. Planning was an interactive process

"We have established a goal of doubling the percentage of women in ITW's vice president and above leadership positions by the end of 2017."

E. SCOTT SANTI, ITW PRESIDENT AND CEO

that helped steadily build acceptance and support. "Senior leadership supported us early on, but the momentum came from the women in this group and their upfront work," says Sharon Brady, Senior Vice President of ITW Human Resources, and a founding member of the council. "They're passionate about it—and the company believes in its promise."

CONFERENCE LEADS TO ACCESS, ACTION

The conference developed into a two-day event with the theme *Inspiring Leadership: It's About You, It's About Me, It's About ITW.* Specific conference goals included raising awareness and generating ideas about how each leader can use her own sphere of influence to enhance the diversity of ITW's talent pool. The conference hosted outside experts on women's development and presented a framework for how to mentor, coach and develop others. ITW President and CEO E. Scott Santi, and all eight of the company's executive vice presidents attended the conference, giving participants direct access to top ITW leadership.

"I gained insights about the perceptions of women in business and male-dominated working environments, and I learned how to increase my network of ITW women within the company," says conference attendee Elisabeth Finkbeiner, vice president and general manager of ITW Global Motion and Assist Grip in Germany.



Michele Arnison, Shawnlyn Scalzitti, Carmelle Giblin

STEPS TO INCREASING WOMEN IN LEADERSHIP AT ITW

- Bring together current leaders to leverage expertise, insights and mentorship
- Create a solid business case
- Conduct inclusive, research-driven planning
- Connect action plans with long-term business goals
- Establish executive commitment and accountability
- Leverage local resource groups

The outcome: A clear, measurable target by 2017

On day two of the conference, a sub-group of participants worked together to create an action plan to increase access to leadership roles for women in general management and other operational roles. This plan will link directly with ITW's long-range business goals, with accountability and measurement shared by both the Women's Leadership Development Council and executive vice presidents who oversee ITW's business segments.

"The business case for increasing the number of women in leadership positions is clear and well understood at ITW," says Chris O'Herlihy, Executive Vice President of ITW's global Food Equipment Group. "The Women's Leadership Conference helped establish enterprise-wide goals in female leadership representation and reinforced a high degree of conviction and urgency among ITW senior leadership to achieve these goals."

ACHIEVING A CLEAR AND MEASURABLE COMMITMENT

The Women's Leadership Conference experienced an unprecedented response. Eighty of the top senior women from ITW businesses around the world attended the conference. During the conference, ITW President and CEO E. Scott Santi made an important announcement for the future of women at ITW: "At ITW, we know that gender diversity plays an important role in our continued success," says Santi. "The unique perspectives that result from a diverse workforce help us innovate, drive results and deliver best-in-class operating performance. For that reason, we have established a goal of doubling the percentage of women in ITW's vice president and above leadership positions by the end of 2017."

But as Brady points out, the way to that goal is just as important. "It's not just about increasing a number," she

"The momentum came from the women in this group and their up front work. They're passionate about it— and the company believes in its promise."

SHARON BRADY, SENIOR VICE PRESIDENT OF ITW HUMAN RESOURCES

says. "It's also the steps we're taking to get there, such as enhancing our talent recruitment process to attract more potential leaders—women as well as men. The council is a catalyst to broaden our base of leaders for the future."

Santi's goal signals that the Women's Leadership Development Council is on the right path. Research shows that linking diversity initiatives to business goals and having the support of top leadership is essential to improving gender diversity. In a recent survey of over 300 C-level executives at global companies, seven out of ten companies indicated that "the buck stops at the C-level… but overall implementation can lie elsewhere."[4]

LEVERAGING ITW GROUPS AND RESOURCES

New leadership councils and groups are supporting the council in its implementation efforts. A new Women's Leadership Development Council based in Europe held its first conference in Paris in October 2012. ITW's Women in Technology group, the ITW Women's Finance Network, and several groups growing out of specific businesses—such as Instron's Women's Business Network and Miller Electric's Inspiring Women in Leadership (IWIL)—comprise an informal structure open to all employees that brings ITW's women leaders together with the shared goals of professional development, networking and executive exposure and access. At the same time, ITW continues to reach out to potential women leaders by supporting professional associations like the Society of Women Engineers and interacting with students at college recruitment events.

"There's always the question of hiring the best person versus hiring more women and people of color," says Chappelle. "But we believe that these aren't mutually exclusive categories. You can have both, and it is what we need to do to help ITW stay competitive and innovative. One realization that came out of the conference planning: 'What's good for women is good for ITW.'"

1, 2 Catalyst.org.

3, 4 Egan, Mary Ellen. "Global Diversity & Inclusion: Fostering Innovation Through a Diverse Workforce." Forbes Insights. Forbes.com.



Mary Beth Siddons, Lei Zhang Schlitz, Sue Stark



Cheri Chappelle, Ann Manikas, Karen Tulloch



Leann Ono, Maryann McNally, Meenal Sethna

ITW WOMEN'S LEADERSHIP DEVELOPMENT COUNCIL

SHARON BRADY
Senior Vice President,
Human Resources

MICHELE ARNISON
General Manager, ITW Buehler

CHERI CHAPPELLE
Director, Diversity & Inclusion

CARMELLE GIBLIN
Vice President, General Manager,
ITW Kester

MARIA GREEN
Senior Vice President,
General Counsel

ANN MANIKAS
Vice President, Leadership &
Organizational Development

MARYANN MCNALLY
Vice President,
Research & Development

LEANNE ONO
Vice President, Tax and Treasury

SHAWNLYN SCALZITTI
Business Unit Manager,
ITW Hi-Cone

LEI SCHLITZ
Group President, Worldwide
Refrigeration,Weigh/Wrap
Businesses & Food Equipment
Group Greater China

MEENAL SETHNA
Vice President and
Corporate Controller

MARY BETH SIDDONS
Group President,
ITW Hobart Service

SUSAN STARK
Group President, North America,
Warewash/Food Machines & Latin
America Food Equipment Group

KAREN TULLOCH
Vice President,
Corporate Human Resources

JANE WARNER
Executive Vice President (Retired)

2012 WOMEN'S LEADERSHIP
CONFERENCE IN NORTHBROOK, ILLINOIS









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